Exhibit 99.1

76 Berkeley Street

Toronto, Ontario, Canada M5A 2W7 • Tel: 416.548.7522

info@titanmedicalinc.com • www.titanmedicalinc.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2022 AND MANAGEMENT INFORMATION CIRCULAR DATED APRIL 27, 2022

These materials are important and require your immediate attention. They require shareholders of Titan Medical Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares of Titan Medical Inc., please contact the proxy solicitation agent, Shorecrest Group, toll free at 888.637.5789, locally in Toronto at 647.931.7454 or by email at contact@shorecrestgroup.com.

TITAN MEDICAL MESSAGE FROM THE CHAIRMAN OF THE BOARD AND THE INTERIM PRESIDENT AND CHIEF EXECUTIVE OFFICER
Paul Cataford Chairman of the Board of Directors Interim President and Chief Executive Officer

April 27, 2022

Dear Fellow Shareholders:

We are pleased to invite you to attend Titan Medical’s annual meeting of shareholders being held virtually on June 8, 2022 at 4:00 p.m. ET online at https://web.lumiagm.com/432237190.

The enclosed management information circular includes important information about Titan Medical and the business to be conducted at the annual meeting. The meeting is an opportunity for you to exercise your right to vote as a shareholder of Titan Medical and, this year, you are being asked to vote on five resolutions. If you are unable to attend the virtual meeting, please use the proxy form provided to you along with this management information circular to submit your vote prior to 4:00 p.m. ET on June 6, 2022. The vast majority of our shareholders typically vote by proxy in advance of the annual meeting and we encourage shareholders to continue to vote in advance, either by proxy or by voting instruction form, as described in the circular and following the voting instructions on your voting form.

A Year in Review

Accomplishments and Strategic Developments

2021 provided a challenging landscape for businesses, but Titan remained focused and with our heads down, accomplished many firsts for the company. Our employees are committed and energized to complete the remaining development of the Enos system, with the goal of filing an IDE application with the FDA early next year. Our leadership team has worked hard to ensure that milestones are met and that employees have the motivation and tools they need to excel.

Our strategy remains rooted in enhancing robotic assisted surgery (RAS) using innovative technology through a single access point with the goals of improved patient outcomes, increased efficiency and lower operating room costs. Our Enos single-access RAS system has been developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand. The Enos multi-articulating instruments are designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. The Enos surgical system has been ergonomically designed with surgeons in mind and is expected to be cost competitive.

Last year we added seasoned executives to our leadership team starting with the appointment of Stephen Lemieux as CFO in July, and Tammy Carrea as VP Quality and Regulatory Affairs in August. In October we completed additional pre-clinical studies using the Enos system where we tested system updates. Our surgeon advisory board was expanded to offer assistance, advice and dynamic perspectives to Titan on matters related to the practice of surgery.

In November 2021, the company reviewed its timeline with respect to supporting a De Novo classification request with the U.S. Food and Drug Administration (FDA) and updated its expectations in regard to when the Enos system would be commercially available. Utilizing the Q-Submission Program, the company has engaged in ongoing dialogue with the FDA to clarify requirements in an effort to mitigate against risks to the development plan and timeline. The company plans to file an investigational device exemption (IDE) application with the FDA in the first quarter of 2023 and anticipates receiving a response on the IDE from the FDA in the first half of 2023. Following IDE approval, the company expects to start an IDE human clinical study in the second half of 2023. Upon completion, the company plans to submit a De Novo application with the FDA in 2024, with the commercial launch of the Enos system expected to commence upon receipt of marketing authorization from the FDA, anticipated in early 2025.

In December, Titan announced a CEO transition with Paul Cataford, the company’s Chair of the Board of Directors, replacing David McNally as President and CEO on an interim basis. The Board has retained a top tier recruiting firm in the U.S. and has begun a rigorous recruitment process.

In January of this year, the company announced the successful completion of the final milestone under a development agreement with Medtronic, which we executed in June 2020. The company received the corresponding license payment and retired the secured loan previously established with Medtronic. Additionally in January, Benchmark Electronics was selected as our manufacturing partner to manufacture surgeon workstations and patient carts for the Enos system. These systems will be integrated with Titan’s proprietary cameras and multi-articulating instruments to be manufactured by Titan at its recently expanded Chapel Hill, North Carolina facility. Design transfer is underway to Benchmark, and it is expected that system verification and validation testing will begin later this year. Our manufacturing partner is preparing to commence building prototypes to be used in human clinical studies, to be delivered mid 2022.

In February, Titan announced that its patent portfolio had exceeded 200 patents and applications demonstrating the company’s commitment to being an innovation leader in single-access RAS. We will continue to grow our patent portfolio protecting our research and development efforts.

The company received a notice from Nasdaq in late December 2021 that it was not in compliance with the minimum bid price requirement. The company continues to evaluate all available options to resolve the deficiency. There is no shareholder motion included for consideration at this year’s annual and special meeting with regard to a reverse stock split or a consolidation to resolve the deficiency.

Despite the challenges of the COVID-19 pandemic, a constrained supply chain for components and materials, and a competitive labor market, the company’s team in Chapel Hill has continued to grow and we remain on track with our development and commercialization plan for the Enos system. We continue to monitor external events, macro-economic trends and, importantly, capital markets so we can carefully assess these external risks and mitigate their potential impact on our continued progress.

Corporate Governance

Since adding three new independent directors to the company’s Board of Directors in 2020 and two new independent directors in 2021, a number of new policies and governance practices have been implemented by the company, its employees, directors and officers. This Board continues to meet regularly and focuses on strong strategic development, increased shareholder engagement and transparency, rigorous processes and good corporate governance.

Titan is fortunate to have a diverse, balanced, highly-qualified and engaged Board of Directors, who act as stewards on behalf of our stakeholders in overseeing the company’s management and operations. It is important that our Board functions as a key strategic governing body that advises and challenges our management team and that guides Titan into the future.

Remaining Competitive and Employee Satisfaction

Our most valued resources are our employees. Although we have been successful in attracting and retaining high caliber talent, the labor markets at both its Chapel Hill and Toronto locations are competitive. In support of continuing to retain and attract key talent, the company is introducing a new employee share purchase plan which requires your support and approval. We believe this plan will facilitate increased employee ownership and alignment with the company’s shareholders, resulting in a win for both employees and shareholders. In addition, we seek your support and approval to renew our existing share unit plan and deferred share unit plan. Shareholder approval is required by stock exchange rules so that we may continue to grant restricted share units (RSUs) and/or deferred share units (DSUs) to our directors, officers and employees.

On behalf of the board and management, we would like to thank you for the confidence you have shown in supporting Titan Medical Inc. and trust that you will give careful consideration to the resolutions submitted for your approval.

Sincerely,

Paul Cataford

Chairman of the Board of Directors

Interim President and Chief Executive Officer

TITAN MEDICAL NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MEETING CONTENT

Meeting Date & Time:

June 8, 2022 at 4:00 p.m. ET

Link and Login Details:

https://web.lumiagm.com/432237190

username: click “I have a login” and enter your control number password: “titan2022” (case sensitive)

Record Date:

You are entitled to vote if you were a shareholder as of April 26, 2022

The business of the Meeting will be to:

1.   receive and consider the financial statements of the Company for the fiscal year ended December 31, 2021, together with the report of the auditors thereon;

2.   elect directors of the Company for the ensuing year;

3.   appoint as auditors BDO Canada LLP, the incumbent auditors of the Company, and authorize the directors to fix the remuneration of the auditors;

4.   approve the renewal and amendment of i) the Company’s share unit plan and ii) the Company’s deferred share unit plan;

5.   approve the adoption of an employee share purchase plan; and

6.   transact such other business as may properly come before the Meeting or any adjournments thereof.

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of shareholders of Titan Medical Inc. (the “Company”) will be held in an online virtual only meeting format with no in person attendance permitted. The Meeting will take place via live webcast online at https://web.lumiagm.com/432237190 on June 8, 2022 at 4:00 p.m. ET. Online access to the Meeting will begin 15 minutes before the time of the Meeting. Shareholders have the right to vote their shares for the items listed above and will have an equal opportunity to participate at the Meeting online regardless of their geographic location. To help you make an informed decision, please read this circular. Registered shareholders and duly appointed proxyholders will be able to vote and ask questions at the Meeting, all in real time, provided they are connected to the Internet and comply with all of the requirements set out in the accompanying management information circular.

We believe hosting the Meeting virtually will enable increased shareholder attendance, will encourage more active shareholder engagement and participation at the Meeting and is an important step in the continued management and mitigation against any risks posed by COVID-19. We encourage shareholders to participate in the Meeting. You will find important information and detailed instructions about how to participate in our virtual annual and special meeting in this information circular on page 10. A copy of the information circular and form of proxy accompany this Notice. Only shareholders of record as of April 26, 2022, the record date (the “Record Date”), are entitled to receive notice of the Meeting.

The directors have fixed 4:00 p.m. ET on June 6, 2022, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the meeting, as the time before which proxies to be used at the Meeting (or any adjournment thereof) must be deposited with the Company or with Computershare Trust Company of Canada. The time limit for the deposit of proxies may be waived or extended by the chair of the Meeting at his or her discretion without notice.

DATED April 27, 2022.

By Order of the Board

(signed) “Paul Cataford”

Chairman of the Board of Directors

Interim President and Chief Executive Officer

TITAN MEDICAL PROXY SUMMARY

Below are highlights of some of the information you will find in this management information circular. While each of these items are important and should be carefully considered, these are only highlights and do not contain all the information that you should consider. Accordingly, please read the circular in its entirety prior to casting your vote.

Shareholder Voting Matters

	Board and management vote recommendation	Circular page(s) reference for more information
Elect Directors of the Company	FOR each nominee	9 – 16
Appoint BDO Canada LLP as auditors	FOR	16
Approve renewal and amendment of Share Unit Plan	FOR	17 – 18
Approve renewal and amendment of Deferred Share Unit Plan	FOR	17 – 18
Approve adoption of Employee Share Purchase Plan	FOR	18 – 19

Director Nominees

Name	Residence	Independent	Director Since	Committee Memberships(1)
				AC	HRCC(4)	CGNC
Paul Cataford(2)	Canada	-	2020	-	-	-
Anthony J. Giovinazzo(3)	Canada	✓	2020	✓	-	«
Cary G. Vance	U.S.	✓	2020	-	«	✓
Heather L. Knight	U.S.	✓	2021	✓	✓	✓
Cathy Steiner	Canada	✓	2021	«	✓	-

AC	Audit Committee
HRCC	Human Resources and Compensation Committee
CGNC	Corporate Governance and Nominating Committee
«	Chair of respective Committee
(1)	Committee memberships as of the Record Date and are subject to change at a subsequent meeting of the Board.
(2)	Mr. Cataford is currently serving as Interim President and CEO and is therefore not currently considered independent.
(3)	Mr. Giovinazzo is currently serving as Lead Independent Director.
(4)	In February 2022, the Company’s Board amended the name of the Compensation Committee, now the Human Resources and Compensation Committee, to better reflect the Committee’s work in overseeing the Company’s human capital management.

Corporate Governance

Titan Medical believes that sound principles of corporate governance are critical to our success as a company and to earning the trust and confidence of each of our stakeholders. The board continuously works to strengthen corporate governance practices and in 2021 the board and committees held an aggregate of 28 meetings to work on the enhancement of such practices and on the continued strengthening of shareholder engagement. Each of Titan Medical’s governance charters and policies were thoroughly reviewed and updated where appropriate and are available on Titan Medical’s website www.titanmedicalinc.com.

Executive Compensation

Titan Medical is focused on competitive compensation that includes pay-for-performance for all its employees. Furthermore, to attract, motivate and retain top talent to promote the long-term success of the company, Titan Medical offers a complete compensation package, including equity ownership, with target positioning at the 50th percentile of the peer comparator group. In addition, any incentive payments are contingent on performance as assessed under a short-term incentive plan.

To better align the interests of the independent directors and the Named Executive Officers with those of the company’s shareholders, Titan Medical has established target equity ownership guidelines for each director and Named Executive Officer. As of December 31, 2021, each of the Company’s independent directors have either met the applicable minimum ownership guideline or were within the above noted grace period to come into compliance with these guidelines. The equity ownership guideline for Named Executive Officers came into effect in April 2022.

Share Unit Plan and Deferred Share Unit Plan

In accordance with TSX rules regarding equity-based compensation, at this Meeting Titan Medical is asking shareholders to approve to renew its Share Unit Plan and Deferred Share Unit Plan. Titan Medical relies on these plans to continue to attract, motivate and retain top talent, and to align the interests of plan award recipients, including its directors and officers, with the interests of shareholders.

In connection with the adoption of an Employee Share Purchase Plan, as described below, Titan Medical is also asking shareholders to approve certain amendments to the Share Unit Plan and Deferred Share Plan to clarify that the calculation for the maximum number of shares issuable pursuant to these plans will exclude any shares issuable pursuant to the Employee Share Purchase Plan, which will be subject to its own, independent limit for the maximum number of shares issuable thereunder.

Titan Medical’s Board of Directors believes the renewal and amendment of the Share Unit Plan and Deferred Share Unit Plan are necessary to encourage share ownership by directors, officers, service providers and key employees of the Company and its affiliates. The renewal of these plans will ensure that the company, as it continues to grow its number of directors, officers, employees and consultants, has the flexibility to grant a sufficient number of awards, to each and in total, under the company’s compensation plans to allow it to attract and retain talented and experienced directors, officers, employees and service providers. Independent third-party study of the company’s executive compensation has shown that the granting of share units in addition to stock options, allows the company to remain competitive with compensation arrangements among the company’s peers, determined based on the health sciences industry, public company status and stage of commercialization. Furthermore, the granting of share units as part of long-term incentive plans allows the company to better align the interests of officers, directors and employees with those of the company’s shareholders.

Employee Share Purchase Plan

In accordance with TSX rules regarding equity-based compensation, at this Meeting Titan Medical is asking shareholders to approve the adoption of an Employee Share Purchase Plan, which the company believes is important to remain competitive in the increasingly tight labour markets where the company operates, including Chapel Hill, North Carolina, located in the very competitive Research Triangle, one of the most prominent high-tech research and development areas in the United States. The adoption of this plan would assist in attracting, motivating and retaining top talent, and provides a mechanism for employees, officers and directors to acquire common shares of Titan Medical when purchasing such shares may otherwise be difficult due to rolling blackout periods.

The adoption of the Employee Share Purchase Plan would assist in encouraging all employees at Titan Medical to purchase and retain shares in the company and to align their interest with fellow shareholders. The Board believes it is important to include an equity-based component to compensation for all employees, officers and directors as it is essential to stay competitive with our peers to attract and retain top talent, while also providing our employees with long term incentives aligning compensation goals with the interests of all shareholders. In addition, without the inclusion of an equity-based component, Titan may require a larger cash component to competitively compensate employees. An increased cash requirement for compensation would be a drain on the company’s cash flow that would be better utilized to further the growth and development of the company.

76 Berkeley Street, TORONTO, ONTARIO, CANADA M5A 2W7

MANAGEMENT INFORMATION CIRCULAR

Dated April 27, 2022

for the

Annual and Special Meeting of Shareholders

to be held on June 8, 2022

INFORMATION CIRCULAR

TABLE OF CONTENTS

Introduction	3
Forward-Looking Statements	3
Information Contained in this Circular	3
GENERAL PROXY MATTERS	3
Appointment, Time for Deposit and Revocability of Proxy	4
Participating at the Meeting	5
Voting at the Virtual Meeting	6
Appointment of Proxies	6
Voting by Proxy	7
Registered Holders	7
Mail	7
Fax	7
Internet	7
Non-Registered Holders	7
Appointing a Proxyholder	8
Revocation of Voting Instructions or Proxies	9
Voting of Proxies	9
Voting Shares and Principal Holders Thereof	9
Notice And Access	9
BUSINESS OF THE MEETING	10
1. Financial Statements	10
2. Election of Directors	10
3. Appointment and Remuneration of Auditors	17
4. Amendments to and Renewal of the Share Unit Plan and the Deferred Share Unit Plan	18
5. Adoption of the Employee Share Purchase Plan	20
STATEMENT OF EXECUTIVE COMPENSATION	24
Compensation Plan Descriptions	35
CORPORATE GOVERNANCE PRACTICES	41
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	48
ADDITIONAL INFORMATION	49
DIRECTORS’ APPROVAL	49

SCHEDULE “A” – Board of Directors Mandate

SCHEDULE “B” – Share Unit Plan

SCHEDULE “C” – Deferred Share Unit Plan

SCHEDULE “D” – Employee Share Purchase Plan

Introduction

This Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Titan Medical Inc. (the “Company”) of proxies to be used at the annual and special meeting (the “Meeting”) of shareholders of the Company to be held June 8, 2022, for the purposes set forth in the accompanying Notice of Meeting. Except where otherwise indicated, this Circular contains information as of the close of business on April 26, 2022. The solicitation of proxies for the Meeting will be made using the notice and access method but proxies may also be solicited personally by management of the Company in writing, by mail or by telephone, at nominal cost. The cost of any such solicitation by management will be borne by the Company.

The Company has also retained Shorecrest Group to provide the following services in connection with the Meeting: review and analysis of this Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing Shareholder communication and engagement strategies, advice with respect to the Meeting and proxy protocol, reporting and reviewing the tabulation of Shareholder proxies, and the solicitation of Shareholder proxies including contacting Shareholders by telephone. In connection with these services, Shorecrest will be paid a customary fee plus reasonable out-of-pocket expenses.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

Forward-Looking Statements

This Circular contains certain forward-looking statements with respect to the Company based on assumptions that management of the Company considered reasonable at the time they were prepared. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements.

Information Contained in this Circular

No person has been authorized to give information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the resolutions or be considered to have been authorized by the Company or the Board of Directors (the “Board” or “Board of Directors”) of the Company.

This Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities. This Circular also does not constitute the solicitation of a proxy by any person in any jurisdiction in which such a solicitation is not authorized or in which the person making such a solicitation is not qualified to do so or to any person to whom it is unlawful to make such a solicitation.

Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection with the Meeting.

Other than as indicated, all dollar amounts reported in this Circular are in U.S. dollars.

GENERAL PROXY MATTERS

The Corporation has elected to utilize “notice and access” delivery to furnish this information Circular and the proxy form to Registered Shareholders (as defined in this Circular under the heading “Voting at the Virtual Meeting”) and Beneficial Shareholders (as defined in this Circular under the heading “Non-Registered Holders”) by (i) distributing a notification of meeting along with the form of proxy to Intermediaries (as defined in this Circular under the heading “Non-Registered Holders”) for distribution to Beneficial Shareholders, and (ii) posting this Circular under “Annual Shareholder Meeting” on the Company’s website at https://ir.titanmedicalinc.com/news-events/annual-shareholder-meeting-2022.

Appointment, Time for Deposit and Revocability of Proxy

Shareholders of the Company are either registered or non-registered. Registered shareholders typically hold shares of the Company in their own names because they have requested that their shares be registered in their names on the records of the Company rather than holding such shares through an intermediary (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans). Most shareholders are non-registered because their shares are registered in the name of either (a) an intermediary with whom the non-registered shareholder deals in respect of their shares, or (b) a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.

The Annual and special Meeting (the “Meeting”) of shareholders of Titan Medical Inc. will be held in a virtual only meeting format due to the public health concerns caused by the COVID-19 pandemic. The Meeting will take place via live webcast online at https://web.lumiagm.com/432237190 on June 8, 2022 at 4:00 p.m. ET. In order to ensure the health and safety of all, it will be a virtual meeting only. No one will be able to attend the Meeting in person. All participants MUST register with Computershare in advance of the meeting. Registered Shareholders (as defined in this Circular under the heading “Voting at the Virtual Meeting”) and duly appointed proxyholders can attend the meeting online at https://web.lumiagm.com/432237190 where they can participate, vote, or submit questions during the meeting’s live webcast. Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder. All proxy appointees MUST register with Computershare online at the website http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

Online access to the Meeting will begin at 15 minutes before the time of the Meeting, which is scheduled for 4:00 p.m. ET on June 8, 2022.

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “I have a login” and entering a Username and Password before the start of the meeting.
•	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the Password is “titan2022”.
•	Duly appointed proxyholders - Computershare will provide proxyholders that have registered with Computershare with a Username after the voting deadline has passed. The Password to the meeting is “titan2022”. All proxy appointees MUST register with Computershare online at the website http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.
•	Voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit the website http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Please refer to the virtual meeting guide on the Company’s website at https://ir.titanmedicalinc.com/news-events/annual-shareholder-meeting-2022 for additional information. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to participate online, registered shareholders must have a valid 15-digit control number and the password “titan2022” and proxyholders must have received an email from Computershare containing a Username.

A shareholder may receive multiple packages of Meeting materials if the shareholder holds shares of the Company through more than one intermediary or if the shareholder is both a registered shareholder and a non-registered shareholder for different shareholdings. Any such shareholder should repeat the steps to vote through a proxy, appoint a proxyholder or attend the Meeting, if desired, separately for each shareholding to ensure that all the shares from the various shareholders are represented and voted at the meeting.

Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 4:00 p.m. ET on June 8, 2022.

•	Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a Username by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://web.lumiagm.com/432237190 prior to the start of the meeting to login. Click on “I have a login” and enter your 15-digit control number or username along with the password “titan2022”.
•	Non-Registered Shareholders and Registered Shareholders who have duly appointed proxyholders MUST register with Computershare at http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email after the voting deadline has passed. The Password to the meeting is “titan2022”.
•	Non-Registered Shareholders that have not appointed themselves to vote at the meeting, may login as a guest, by clicking on “I am a Guest” and complete the online form.
•	United States Non-Registered Shareholders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual and special Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual and special Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

-or-

Email at: uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 6, 2022 by 4:00 p.m. ET. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual and special Meeting and vote your shares at https://web.lumiagm.com/432237190 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/TitanMedical.

•	Non-Registered Shareholders who do not have a 15-digit control number or Username will only be able to attend as a guest which allows them to listen to the meeting however will not be able to vote or submit questions. Please see the information under the heading “Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.
•	If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.
•	If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Voting at the Virtual Meeting

A registered shareholder (a “Registered Shareholder”) of common shares of Titan Medical Inc. (the “Common Shares”), or a Non-Registered Shareholder of Common Shares who has appointed themselves or a third-party proxyholder to represent them at the meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the meeting. To have their shares voted at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://web.lumiagm.com/432237190 prior to the start of the meeting. In order to vote, Non-Registered Shareholders who appoint someone else as a proxyholder MUST register with Computershare at http://www.computershare.com/TitanMedical after submitting their voting instruction form in order to receive a Username (please see the information under the headings “Appointment of Proxies” below for details).

Appointment of Proxies

Together with this Circular, shareholders will also be sent a form of proxy or voting instruction form. The persons named in such proxy are officers of the Company. A shareholder who wishes to appoint some other person to represent them at the Meeting may do so by inserting such other person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a shareholder of the Company.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username to participate in the meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 4:00 p.m. ET on June 6, 2022, or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without a username, proxyholders will not be able to vote at the meeting.

Voting by Proxy

Shareholders who are unable to attend the virtual Meeting may vote through the use of proxies. Shareholders should convey their voting instructions using one of the two voting methods available: (1) use of the form of proxy or voting instruction form to be returned by mail, delivery or facsimile, or (2) use of the Internet voting procedure. By conveying voting instructions in one of the two ways, shareholders can participate in the Meeting through the person or persons named on the voting instruction form or form of proxy. Please follow the instructions provided to ensure your proxy or voting instruction form is received in good order.

To convey voting instructions through any of the two methods available, a shareholder must locate the voting instruction form or form of proxy, one of which is included with the Circular or Notice and Access document in the package of Meeting materials sent to all shareholders. The voting instruction form is a white, computer scannable document (the “voting instruction form”) and is sent to most Non-Registered Shareholders. The form of proxy is a form headed “Form of Proxy” (the “form of proxy”) and it is sent to all registered shareholders and a small number of Non-Registered Shareholders.

Registered Holders

Mail

Completed forms of proxy should be returned in the envelope provided to the Company’s transfer agent and registrar, Computershare Trust Company of Canada (“Computershare”), 100 University Avenue, 8th Floor, South Tower, Toronto, Ontario, M5J 2Y1 by hand delivery, courier or mail no later than 4:00 p.m. (Toronto time) on June 6, 2022, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Fax

Completed proxy forms should be returned by fax to Computershare at 1-866-249-7775 no later than 4:00 p.m. (Toronto time) on June 6, 2022, or at least 48 hours, excluding Saturdays and holidays, before any adjournment of the Meeting.

Internet

Shareholders may vote via the internet at www.investorvote.com.

Non-Registered Holders

A Non-Registered Shareholder of the Company (a “Beneficial Shareholder”) is one who beneficially owns Common Shares but such Common Shares are registered in the name of an intermediary, such as a securities broker, financial institution, trustee, custodian or other nominee who holds securities on behalf of the Beneficial Shareholder or in the name of a clearing agency in which the intermediary participates (all of which are referred to as “Intermediary” or “Intermediaries” in this information circular). The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and Broadridge and Mediant Communications Inc. (“Mediant”) in the U.S.

Beneficial Shareholders should note that only proxies or instructions deposited by shareholders whose names are on the records of the Company as the registered holders of such shares can be recognized and acted upon at the Meeting. Common Shares that are listed in an account statement provided to a Beneficial Shareholder by an Intermediary are registered in the name of CDS Clearing and Depository Services Inc. (“CDS”), or Depositary Trust Company (Cede & Co.) or its nominee, and not in the Beneficial Shareholder’s own name on the records of the Company.

Applicable regulatory policy in Canada requires Intermediaries to seek voting instructions from Beneficial Shareholders in advance of securityholders’ meetings. Every Intermediary has their own mailing procedures and provides their own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its Intermediary is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder on how to vote on behalf of the Beneficial Shareholder.

Voting by Proxy through Intermediary

•	Through Broadridge/Mediant: If a Beneficial Shareholder’s Intermediary is registered with Broadridge or Mediant, please follow instructions on the voting instruction form to vote by mail or over the Internet or telephone.
•	Through Intermediary: In some instances, A Beneficial Shareholder will be given a voting instruction form or other document by his or her Intermediary that must be submitted by the Beneficial Shareholder in accordance with the instructions provided by the Intermediary. In such case, a Beneficial Shareholder must follow the Intermediary’s instructions (which in some cases may allow the completion of the voting instruction form by telephone or on the Intermediary’s Internet website). Occasionally, a Beneficial Shareholder may be given a form of proxy that has been signed by the Intermediary and is restricted to the number of common shares owned by the Beneficial Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the Beneficial Shareholder. In this case, complete the form of proxy and vote by mail only in the same manner as described above under the heading “Voting by Proxy – Registered Holders”.

Beneficial Shareholders who wish to attend the Meeting and vote their own Common Shares at the Meeting should enter their own names in the blank space on the voting instruction form provided to them and return the same to their Intermediary in accordance with the instructions provided by their Intermediary well in advance of the Meeting. Shareholders MUST visit http://www.computershare.com/TitanMedical by 4:00 p.m. ET on June 6, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

The persons named in the accompanying voting instruction form will vote or withhold from voting Common Shares in respect of which they are appointed on any ballot that may be called for, in accordance with the instructions of the Beneficial Shareholder as indicated on the voting instruction form and, if a Beneficial Shareholder specifies a choice on the voting instruction form with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no instruction is provided, the proxy will be vote FOR each motion.

Appointing a Proxyholder

Shareholders unable to attend the Meeting in person may participate and vote at the Meeting through a proxyholder. The persons named on the enclosed form of proxy as proxyholders to represent shareholders at the Meeting, being Paul Cataford and Stephen Lemieux, are directors and/or officers of the Company. A shareholder has the right to appoint a person or company instead of those named above to represent such shareholder at the Meeting. A non-registered shareholder who would like to attend the Meeting to vote must arrange with the intermediary to have himself or herself appointed as the proxyholder. To appoint a person or company instead of Paul Cataford or Stephen Lemieux as proxyholder, strike out the names on the voting instruction form or form of proxy and write the name of the person you would like to appoint as your proxyholder in the blank space provided. That person need not be a shareholder of the Company.

Non-Registered Shareholders appointing a proxyholder using a voting instruction form may fill in the rest of the form indicating a vote “for”, “against” or “withhold”, as the case may be, for each of the proposals listed, sign and date the form and return it to the relevant intermediary or clearing agency in the envelope provided or by facsimile by the cut-off time given on the form. Proxyholders named on a signed form of proxy will be entitled to vote at the Meeting upon presentation of the form of proxy and following the steps described above to register with Computershare. No person will be entitled to vote at the Meeting by presenting a voting instruction form.

Alternatively, any shareholder may use the Internet to appoint a proxyholder. To use this option, access the website address printed on the voting instruction form or form of proxy and follow the instructions set out on the website. Refer to the control number or holder account number and proxy access number printed on the voting instruction form or form of proxy when required to enter these numbers.

Revocation of Voting Instructions or Proxies

In addition to any other manner permitted by law, a registered shareholder may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Chief Financial Officer of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof. Shareholders who have followed the process for attending and voting at the Meeting online, voting at the Meeting online will revoke a previous proxy. Non-registered holders should contact their intermediary to find out how to change or revoke their voting instructions and the timing requirements.

Voting of Proxies

The persons named in the enclosed form of proxy will vote, or withhold from voting, the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the renewal and amendment of the share unit plan, renewal and amendment of the deferred share unit plan, adoption of the employee share purchase plan, the election of directors, the appointment of the auditor and the authorization of the board to fix the auditor’s remuneration. The enclosed form of proxy confers discretionary authority upon the persons named therein to exercise their judgement and to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date hereof, the management of the Company knows of no such amendments or variations or of any other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Shares and Principal Holders Thereof

Shareholders registered on the books of the Company (or their respective proxies) at the close of business on April 26, 2022 (the “Record Date”) are entitled to vote at the Meeting. As of the Record Date, the Company had outstanding 111,202,690 Common Shares, each carrying the right to one vote per share.

As of April 26, 2022, to the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over greater than 10% of the Common Shares of the Company.

Notice And Access

National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102, Continuous Disclosure Obligations, allow for the use of the notice and access system for the delivery to shareholders of certain materials, including notice of meeting, management information circular, annual financial statements and management’s discussion and analysis (collectively, the “Meeting Materials”) by reporting issuers.

Under the notice and access system, reporting issuers are permitted to deliver the Meeting Materials by posting them on SEDAR at www.sedar.com as well as a website other than SEDAR and sending a notice package to shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain-language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.

As described in the notice and access notification to be mailed to the Shareholders of the Company on or about May 6, 2022, the Company has elected to deliver its Meeting Materials to Beneficial Shareholders and Registered Shareholders using the notice and access system. Shareholders will receive a notice and access notification which will contain the prescribed information. Registered Shareholders and those Beneficial Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials with the notice package.

The Company intends to pay for proximate Intermediaries to deliver Meeting Materials and Form 54-101F7 (the request for voting instructions) to “objecting beneficial owners”, in accordance with National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer.

BUSINESS OF THE MEETING

1.	Financial Statements

The directors will place before the Meeting the financial statements for the year ended December 31, 2021 together with the auditors’ report thereon. The financial statements will have already been mailed to shareholders that have requested them and are also available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or through the U.S. Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov and on the Company’s website at www.titanmedicalinc.com. No vote by shareholders with respect to the financial statements is required or proposed to be taken.

2.	Election of Directors

Paul Cataford, Anthony J. Giovinazzo, Cary G. Vance, Heather L. Knight and Cathy Steiner are being nominated for re-election at the Meeting. All directors are elected annually. In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his office is earlier vacated in accordance with the by-laws of the Company.

Majority Voting Policy

The Board of Directors has adopted a majority voting policy to the effect that if a director nominee in an uncontested election receives a greater number of votes “withheld” than votes “for”, he or she must immediately tender his or her resignation to the Board of Directors. The Corporate Governance and Nominating Committee will consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept it or not. The Board of Directors shall accept the resignation unless there are exceptional circumstances, and the resignation will be effective when accepted by the Board of Directors. The Board of Directors shall make its final determination within 90 days after the date of the shareholder meeting and promptly announce that decision (including, if applicable, the exceptional circumstances for rejecting the resignation) in a news release. A director who tenders his or her resignation pursuant to the majority voting policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered. The majority voting policy does not apply to the election of directors at contested meetings; that is, where the number of directors nominated for election is greater than the number of seats available on the Board of Directors.

Advance Notice Requirement for Director Nominations

On March 20, 2015, the Board of Directors approved an amendment to By-Law No. 1 of the Company (the “By-Law Amendment”) to add an advance notice requirement in circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company other than pursuant to: (a) a requisition to call a shareholders meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act” or the “OBCA”); or (b) a shareholder proposal made pursuant to the provisions of the Act; (the “Advance Notice Requirement”). The By-Law Amendment was approved by our shareholders at our 2015 Annual Meeting. The By-Law Amendment provides that shareholders seeking to nominate candidates for election as directors must provide timely written notice to our Corporate Secretary. To be timely, a shareholder’s notice must be received (1) in the case of an annual meeting of shareholders, not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be made not later than the close of business on the 10th day following the date of such public announcement; and (2) in the case of a special meeting of shareholders (which is not also an annual meeting), not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. Our advance notice by-law also prescribes the proper written form for a shareholder’s notice. Our Board of Directors may, at its sole discretion, waive any requirement under these provisions.

On April 5, 2022, a shareholder of the Company who is neither a member nor a representative of the Company’s management (the “Nominator”) notified the Company of his intention to nominate an individual (the “Nominee”) that is not one of management’s nominees for election to the Board of Directors (the “Notice”).

Following receipt of the Notice by the Company, the Board of Directors has duly considered the Nominee’s qualifications, experience and background and based on its assessment of the Nominee, it has determined to not include the Nominee as a nominee of management for election as a director at the Meeting.

In any event, the Notice fails to comply with the requirements of the Company’s Advance Notice Requirement in relation to a nomination of an individual for election as a director at the Meeting and therefore, the Notice is not a valid nomination of the Nominee as a nominee for election as a director at the Meeting.

Shareholders are advised to discard any proxy received in relation to the Nominee from the Nominator or from any other party other than the Company’s management.

Nominees for Election as Directors

The following tables set out the names of all the persons proposed to be nominated for election as directors, their principal occupation, the date on which each became a director of the Company and the number of Common Shares of the Company (and securities convertible or exercisable for Common Shares) beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the Record Date, as well as information concerning committee membership and attendance.

Paul Cataford Calgary, Alberta, Canada
Prior to assuming the role of Interim President & CEO of Titan Medical Inc., Mr. Cataford, was the CEO and co-founder of Zephyr Sleep Technologies Inc., a private medical device company specializing in the treatment and diagnoses of sleep-disordered breathing. In his over 10 years at Zephyr, Mr. Cataford was able to grow the team to over 65 people, clear class II medical devices through both 510(k) and De Novo FDA approval paths and build a 13485:2016 certified manufacturing facility. Zephyr successfully closed on two joint ventures with established dental technology companies raising over $20 million from a combination of strategic and private investors. Prior to Zephyr, Mr. Cataford was the President and CEO of University Technologies International, University of Calgary’s technology transfer and early-stage company incubator from 2004-2009. Mr. Cataford has also served as an independent corporate director on a number of public boards of directors at companies listed on the TSX, TSX-V and Nasdaq, including: Sierra Wireless Inc., Trakopolis IoT Corp., SemiBioSys Genetics Inc. and AGJunction Inc. Mr. Cataford has a Bachelor of Science degree in Mechanical Engineering from Queen’s University, an MBA specializing in Finance from Schulich School of Business at York University, and is a graduate of the Directors College, Rotman School of Business at the University of Toronto.
Board / Committee Membership	Attendance(1)(2)	Principal Occupation		Director Since
Board	15/15	100%	Interim President and Chief Executive Officer of Titan Medical Inc.	September 30, 2020
Audit Committee	6/6	100%
Human Resources and Compensation Committee	2/2	100%
Corporate Governance and Nominating Committee	4/4	100%
Overall attendance	27/27	100%
Skills and Qualifications
• Executive Leadership • Public Company Governance • Accounting and Finance			• Health Canada and US FDA approved medical devices • North American Capital Markets • Strategy development and implementation
Other Public Boards
–
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	272,289	0

(1)	Meeting attendance is reflective of the meetings attended in 2021 as a director of the Board and as a member of the respective committees. Attendance as a guest of any committee is not included.
(2)	As of December 1, 2021, Mr. Cataford was appointed Interim President and Chief Executive Officer and, accordingly, ceased to be a member of the Audit Committee, Human Resources and Compensation Committee, and Corporate Governance and Nominating Committee.

Anthony J. Giovinazzo Toronto, Ontario, Canada
Mr. Giovinazzo is the Lead Independent Director of the board at Titan Medical Inc. and serves as a director and Executive Chairman on the board of Kalgene Inc., a private company developing a best in class reverse engineered toxic oligomer specific drug candidate for Alzheimer’s disease. Mr. Giovinazzo is a co-inventor of the FDA approved drug KYNMOBI™ (apomorphine HCI) sublingual film, developed by Cynapsus Therapeutics Inc. (a TSX and Nasdaq listed company), where from November 2009 to March 2017 he served as CEO and director when the company was acquired in an all-cash transaction with Sunovion Pharmaceuticals Inc. for CAD $841 million. In 2017, Mr. Giovinazzo was chosen as the inaugural recipient of the Bloom Burton Award as judged by a panel of leading industry experts. Mr. Giovinazzo has a Chartered Director (C.Dir.) and Audit Committee Certification (ACC) from The Directors College and the DeGroote School of Business at McMaster University. Mr. Giovinazzo received a Bachelor of Arts degree in Economics from McMaster University and an MBA from IMD Geneva, Switzerland, along with a completing the Harvard Business School Executive Program in Leadership and Strategy in Pharmaceuticals and Biotech, and obtaining a Graduate Certificate Studies in Canadian Law (Taxation) from Osgoode Hall Law School at York University. He was also a business advisory board member of the National Research Council of Canada’s Genomics funding program, for two terms from 2007 to 2012.
Board / Committee Membership	Attendance(1)(2)	Principal Occupation		Director Since
Board	13/15	87%	Independent Corporate Director	September 30, 2020
Audit Committee	7/7	100%
Human Resources and Compensation Committee	2/2	100%
Corporate Governance and Nominating Committee	4/4	100%
Overall attendance	26/28	93%
Skills and Qualifications
• Executive Leadership • Public Company Governance • Accounting and Finance			• Life Sciences: Leadership, operational management and commercialization • International Capital Markets • International Business and Strategic Transactions
Other Public Boards
–
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	12,000	0	74,820	0

(1)	Meeting attendance is reflective of the meetings attended in 2021 as a director of the Board and as a member of the respective committees. Attendance as a guest of any committee is not included.
(2)	Mr. Giovinazzo was a member of the Human Resources and Compensation Committee until September 1, 2021.

Cary G. Vance Salt Lake City, Utah, USA
Mr. Vance was most recently President and CEO of Xcath Incorporated and is currently Principal at Vance Consulting Group, LLC. He also serves on the Advanced Medical Technology Association (AdvaMed) Accel Board of Directors, the division within AdvaMed dedicated to the needs of smaller medical technology manufacturers. Mr. Vance previously served as President and CEO of OptiScan Biomedical from May 2018 to June 2020. From 2017 to 2018, he served as President and CEO of Myoscience Incorporated and from 2014 to 2016, he served as President and CEO of Hansen Medical, where he led a turnaround effort that resulted in the successful sale of the company. Prior to Hansen, Mr. Vance served in various global executive leadership roles including as President of the Anesthesia & Respiratory global business and as Executive Vice President North America of Teleflex Incorporated; Vice President & General Manager of Interventional Oncology – Americas and Vice President & General Manager for energy-based devices at Covidien LP; and in a series of roles with progressive responsibility to an executive level leading a $1B business at GE Healthcare. Mr. Vance is Lean/Six Sigma Black Belt certified and holds a Bachelor of Arts in Economics and an MBA from Marquette University.
Board / Committee Membership	Attendance(1)(2)	Principal Occupation		Director Since
Board	15/15	100%	Independent Corporate Director	September 30, 2020
Audit Committee	4/4	100%
Human Resources and Compensation Committee	2/2	100%
Corporate Governance and Nominating Committee	4/4	100%
Overall Attendance	25/25	100%
Skills and Qualifications
• Executive Leadership • Strategic Business Development • Change Acceleration			• Capital Markets • Operational/Financial Excellence • Medical Technology (robotics) Leadership
Other Public Boards
–
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	15,000	0	74,820	0

(1)	Meeting attendance is reflective of the meetings attended in 2021 as a director of the Board and as a member of the respective committees. Attendance as a guest of any committee is not included.
(2)	Mr. Vance was a member of the Audit Committee until September 1, 2021.

Heather L. Knight Chicago, Illinois, USA
Ms. Knight is a sales and marketing executive with 27 years of proven healthcare commercial experience. She currently serves as a Worldwide President at Baxter Healthcare where she is responsible for strategy, product development and upstream marketing as well as downstream commercialization efforts across the U.S., Latin America and Canada. Ms. Knight previously served as Global President of Sofradim/France and Vice President and General Manager for Surgical Innovations, MITG at Medtronic where she led all portfolio, strategy, and growth initiatives for the global business, including commercialization in all regions across the globe. Ms. Knight is very active in volunteerism, diversity and inclusion and currently serves as the executive sponsor of the Baxter Black Alliance, a business resource group that serves as a business partner to help save and sustain lives in the Black patient community, and to support the recruitment, engagement, and advancement of Baxter’s Black talent. She also serves as a member of Baxter’s Global Inclusion Council and previously served as co-chair of the Medtronic Women’s Network Executive Committee. She has been named as a 2021 Healthcare Businesswomen’s Association (HBA) Luminary. Ms. Knight holds a Bachelor of Science in Biological Sciences from the State University of New York and completed the Executive Sales Strategy and Management program at the University of Chicago, Booth School of Management. She is presently enrolled in the Harvard Business School Advanced Management Executive Program.
Board / Committee Membership	Attendance(1)(2)	Principal Occupation		Director Since
Board	10/10	100%	Worldwide President for Baxter Healthcare’s Hospital Products	May 13, 2021
Audit Committee	1/1	100%
Human Resources and Compensation Committee	-	-
Corporate Governance and Nominating Committee	-	-
Overall attendance	11/11	100%
Skills and Qualifications
• Executive Leadership • Commercial Excellence • International Business			• Health Sciences • Advanced Technology
Other Public Boards
–
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	55,691	0

(1)	Meeting attendance is reflective of the meetings attended after being appointed to the Board of Directors on May 13, 2021. Attendance as a guest of any committee is not included.
(2)	Ms. Knight became a member of the Corporate Governance and Nominating Committee on September 1, 2021 and member of the Audit Committee on December 1, 2021. Attendance is reflective of the committee meetings that occurred after such respective dates.

Cathy Steiner Toronto, Ontario, Canada
Ms. Steiner is a Principal of Origin Merchant Partners having over 20 years of experience as an investment banker, capital markets advisor, and CFO, working closely with healthcare and growth companies on successful financings and strategic transactions. Ms. Steiner was previously CFO for technology companies through capital raising and M&A transactions. For over a decade prior to that, Ms. Steiner was Managing Director for Nucleus GC, a boutique healthcare advisory firm working with numerous clients on financings and strategic transactions, as well as product development, commercialization, positioning and launch. For nearly ten years prior to that, Ms. Steiner led Healthcare Investment Banking for CIBC World Markets and Yorkton Securities. Ms. Steiner has significant experience in dealings with public and private healthcare companies at all stages of development, and across all subsectors including pharmaceutical, medical device, healthcare information technology, drug development and healthcare services. Ms. Steiner holds an MBA from the Schulich School of Business at York University and a MSc in Immunology from McMaster University. She has a CPA, CA designation, earned while working at Deloitte, and has contributed to her field as a volunteer advisor for the healthcare practice at MaRS Discovery District in Toronto and as an occasional lecturer for the Chartered Professional Accountants of Ontario.
Board / Committee Membership	Attendance(1)(2)	Principal Occupation		Director Since
Board	9/9	100%	Principal of Origin Merchant Partners	June 9, 2021
Audit Committee	3/3	100%
Human Resources and Compensation Committee	-	-
Corporate Governance and Nominating Committee	-	-
Overall attendance	12/12	100%
Skills and Qualifications
• Executive Leadership • Accounting and Finance			• Health Sciences • Capital Markets
Other Public Boards
Cipher Pharmaceuticals Inc. (TSX: CPH)
Securities Held
Common Shares (#)		Options (#)	RSUs (#)	DSUs (#)
As of the Record Date	0	0	32,085	0

(1)	Meeting attendance is reflective of the meetings attended after being elected to the Board of Directors on June 9, 2021.
(2)	Ms. Steiner became a member of each of the Audit Committee and Human Resources and Compensation Committee on September 1, 2021, and chair of the Audit Committee on December 1, 2021. Attendance is reflective of the committee meetings that occurred after such respective dates.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, none of the persons nominated for election as directors at the Meeting: (a) is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Notwithstanding the foregoing, (i) Cary G. Vance, a nominee for election as director of the Company at the Meeting, served as President and Chief Executive Officer of OptiScan Biomedical Corporation (“OptiScan”) from May 2018 to June 2020, and during his service in those capacities, in June 2020, OptiScan filed a petition in the United States Bankruptcy Court for the District of Delaware seeking relief under chapter 11 of the United States Bankruptcy Code, which was subsequently converted in November 2020 to a matter under chapter 7 of the United States Bankruptcy Code; (ii) Anthony J. Giovinazzo, a nominee for election as director of the Company at the Meeting, served as Executive Chairman of private companies Sublimity Therapeutics Limited and Sublimity Therapeutics Holdco Limited (together, “Sublimity Therapeutics”) from May 2018 to April 2021, and during his service in that capacity, on April 19, 2021, Sublimity Therapeutics was placed into creditors’ voluntary liquidation under the Companies Act 2014 of Ireland; and (iii) Paul Cataford, a nominee for election as director of the Company at the Meeting, served as Chief Executive Officer of ZST Holdings Inc. and Zephyr Sleep Technologies Inc. (collectively, “Zephyr”) from September 2010 to June 2021 and Director of Zephyr from September 2010 to December 2021 when Zephyr ceased business operations and entered into a collateral surrender agreement with Dentsply Sirona Inc. (“DSI”) after defaulting on indebtedness owed to DSI under a secured and subordinated promissory note and related security agreement entered into with DSI in January 2019.

To the knowledge of the Company, none of the persons nominated for election as directors at the Meeting, nor any personal holding company thereof owned or controlled by them: (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Interest of Management and Others in Material Transactions

No proposed director of the Company or informed person, or any associate or affiliate of a proposed director of the Company or informed person has any material interest, direct or indirect, in any transaction in which the Company has participated since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which has materially affected or will materially affect the Company.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the election of each of the nominees set forth above.

3.	Appointment and Remuneration of Auditors

Unless such authority is withheld, the persons named in the enclosed instrument of proxy intend to vote FOR the re-appointment of BDO Canada LLP of Toronto, Ontario, as auditors of the Company to hold office until the next annual meeting of shareholders and to authorize the directors to fix their remuneration. BDO Canada LLP were first appointed auditors of the Company on December 13, 2010.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the Appointment and Remuneration of Auditors Resolution.

4.	Amendments to and Renewal of the Share Unit Plan and the Deferred Share Unit Plan

The directors of the Company wish to have shareholders approve the renewal of its share unit plan (the “SU Plan”) and the deferred share unit plan (the “DSU Plan”) pursuant to which the Company may grant i) restricted share units (“RSUs”) to directors, officers, employees, and service providers of the Company or any of its affiliates under the SU Plan and ii) deferred share units (“DSUs”) to directors of the Company under the DSU Plan. Full details of each the SU Plan and DSU Plan can be found in this Circular under “Compensation Plan Descriptions”.

The rules of the Toronto Stock Exchange (the “TSX”) provide that every three years after the institution of a security-based compensation arrangement, all unallocated options, rights or other entitlements under such arrangement that does not have a fixed maximum number of securities issuable thereunder, must be approved by a majority of the issuer’s directors and by a majority of the issuer’s shareholders.

If shareholders approve the renewal of the SU Plan and DSU Plan at the Meeting, the Company will not be required to seek further approval of the grant of unallocated awards under each of the SU Plan and DSU Plan until the Company’s 2025 annual shareholders’ meeting (provided that such meeting is held on or prior to June 8, 2025). If approval is not obtained at the Meeting, restricted share units and deferred share units which have not been allocated as of June 8, 2022 and restricted share units and deferred share units which are outstanding as of June 8, 2022 and are subsequently cancelled, terminated or settled will not be available for a new grant of awards. Previously allocated awards will continue to be unaffected by the approval or disapproval of the resolution.

As of the Record Date, there were (i) 4,575,021 stock options outstanding, exercisable for 4% of the Company’s issued and outstanding Common Shares, and (ii) 10,326,272 awards available for grant under the Company’s compensation plans, exercisable for 9% of the Company’s issued and outstanding Common Shares.

The Board believes the renewal of the SU Plan and DSU Plan are necessary to encourage Common Share ownership by directors, officers, service providers and key employees of the Company and its affiliates. The renewal of the SU Plan and DSU Plan will ensure that the Company, as it continues to grow its number of directors, officers, employees and consultants, has the flexibility to grant a sufficient number of awards, to each and in total, under the compensation plans to allow it to attract and retain talented and experienced directors, officers, employees and service providers. Independent third-party study of the Company’s executive compensation has shown that the granting of share units in addition to stock options, allows the Company to remain competitive with compensation arrangements among the Company’s peers, determined based on the health sciences industry, public company status and stage of commercialization. Furthermore, the granting of share units as part of long-term incentive plans allows the Company to better align the interests of officers, directors and employees with those of the company’s shareholders.

The directors of the Company also wish to have shareholders approve certain amendments (the “Amendments”) to the SU Plan and DSU Plan to clarify that the calculation for the maximum number of shares issuable pursuant to these plans will exclude any shares issuable pursuant to the Employee Share Purchase Plan (“ESPP”), which will be subject to its own, independent limit for the maximum number of shares issuable thereunder.

The SU Plan and the DSU Plan provide that the maximum number of Common Shares issuable pursuant to all share compensation arrangements or security based compensation arrangements (the “Compensation Plans”) shall not exceed 15% of the Common Shares outstanding from time to time. Since the SU Plan and DSU Plan were adopted before the Company had contemplated putting in place an ESPP, the definition of Compensation Plans in these documents is sufficiently broad so as to capture an ESPP, meaning that any Common Shares issuable pursuant to the ESPP would count towards the 15% maximum applicable to the SU Plan and DSU Plan. Now that the Company proposes to adopt an ESPP and has included in the ESPP its own, independent limit for the number of Common Shares issuable thereunder, which as described below is a fixed number not subject to anything related to the SU Plan and DSU Plan, it proposes to amend the SU Plan and DSU Plan to clarify that the calculation for the maximum number of Common Shares issuable pursuant to the these plans will exclude any Common Shares issuable under the ESPP.

The Board has approved the Amendments and believes that the Amendments are necessary to avoid overlapping and confusing limitations on the maximum number of Common Shares issuable under the SU Plan, DSU Plan and ESPP.

Accordingly, Shareholders will be asked at the Meeting to pass resolutions approving the i) renewal and amendment of the SU Plan, the full text of which is set out in Schedule “B” to this Circular, and ii) the renewal and amendment of the DSU Plan, the full text of which is set out in Schedule “C” to this Circular.

SU Plan Resolution

Shareholders, other than insiders of the Company that will benefit from the SU Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following ordinary resolution, with or without variation, as follows: (the “SU Plan Resolution”):

“RESOLVED THAT:

1.	all currently available and unallocated RSUs issuable pursuant to the SU Plan be and are hereby approved and authorized for grant until June 8, 2025, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;
2.	the Company shall have the ability to continue granting RSUs under the SU Plan up to a limit under the SU Plan and all other security-based compensation arrangements, other than the employee share purchase plan, of 15% of the issued and outstanding common shares on a rolling basis until June 8, 2025;
3.	the amendments to the Company’s SU Plan to clarify that the calculation for the maximum number of common shares issuable pursuant to the SU Plan will exclude any common shares issuable pursuant to the Company’s employee share purchase plan are hereby approved as set forth in the form attached as Schedule “B” to the Company’s proxy circulated dated April 27, 2022; and
4.	any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board has unanimously concluded that the renewal and amendment of the SU Plan is in the best interest of the Company and recommends that the shareholders vote FOR the foregoing resolution approving the renewal and amendment of the SU Plan.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the SU Plan Resolution.

DSU Plan Resolution

Shareholders, other than insiders of the Company that will benefit from the DSU Plan, will be asked at the Meeting to consider and, if deemed advisable, to pass the following ordinary resolution, with or without variation, as follows: (the “DSU Plan Resolution”):

“RESOLVED THAT:

1.	all currently available and unallocated DSUs issuable pursuant to the DSU Plan be and are hereby approved and authorized for grant until June 8, 2025, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

2.	the Company shall have the ability to continue granting DSUs under the DSU Plan up to a limit under the DSU Plan and all other security-based compensation arrangements, other than the employee share purchase plan, of 15% of the issued and outstanding common shares on a rolling basis until June 8, 2025;
3.	the amendments to the Company’s DSU Plan to clarify that the calculation for the maximum number of common shares issuable pursuant to the DSU Plan will exclude any common shares issuable pursuant to the Company’s employee share purchase plan are hereby approved as set forth in the form attached as Schedule “C” to the Company’s proxy circulated dated April 27, 2022; and
4.	any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board has unanimously concluded that the renewal and amendment of the DSU Plan is in the best interest of the Company and recommends that the shareholders vote FOR the foregoing resolution approving the renewal and amendment of the DSU Plan.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the DSU Plan Resolution.

5.	Adoption of the Employee Share Purchase Plan

The directors of the Company wish to have shareholders approve the adoption of an ESPP pursuant to which eligible participants will purchase Common Shares of the Company at regular intervals.

Two Components

The ESPP is comprised of two components: a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 of the U.S. Internal Revenue Code of 1986 (the “423 Component”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the U.S. Internal Revenue Code of 1986 (the “Non 423 Component”).

Amendments

•	Non 423 Component – The Company may amend the Non 423 Component without approval of the Board when such amendments are of an administrative and/or housekeeping nature. However, neither the Company nor the Board may amend or terminate the Non 423 Component in a manner which would deprive a participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Common Shares or cash held pursuant to the ESPP to revert to or become the property of the Company. Shareholder approval will be required in the case of (i) any amendment to the amendment provisions of the Non 423 Component, (ii) any increase in the maximum number of Common Shares issuable under the Non 423 Component, in addition to such other matters that may require shareholder approval under the rules and policies of TSX or pursuant to any provincial, territorial, federal or state law, or regulation or rules of any other exchange on which the Common Shares are listed or quoted.
•	423 Component – The Board may, at any time, terminate or, from time to time, amend, modify or suspend the 423 Component, in whole or in part and without notice. However, no amendment shall affect in any manner materially adverse to a participant any rights or benefits of such participant or obligations of the Company under any option granted prior to the effective date of such change. The same requirements described above with respect to shareholder approval for certain amendments shall apply equally to the 423 Component.

Assignability

No rights of participation, contributions credited or options granted under either the Non 423 Component or the 423 Component of the ESPP are assignable or transferable.

Cessation

•	Non 423 Component – An individual’s participation in the Non 423 Component shall terminate immediately upon any of the following: (i) disability, (ii) retirement, (iii) death, (iv) termination of employment, (v) layoff, or (vi) termination of the ESPP. On the occurrence of any such events, the participant must file notice within 90 days requesting that the Common Shares held in his or her ESPP account (a) be transferred to an external account, (b) be sold and the net proceeds distributed to an external account, or (c) if applicable, Common Shares held in an RRSP or TFSA account may be transferred to an external RRSP or TFSA account. If a participant fails to make the foregoing election, any Common Shares held in their account will be sold and the net proceeds distributed to the participant or an external account.
•	423 Component – In the event a participant in the 423 Component dies, becomes disabled, resigns, retires, is laid off or terminated with or without cause, or if they elect to withdraw, such participant’s account shall be paid to him or her in cash.

Eligibility

•	Non 423 Component – Participation in the Non 423 Component is open to directors of the Company and full-time and part-time employees who have completed more than 90 days of service with the Company, however, it excludes (i) casual employees, seasonal employees, term employees or temporary employees, in each case provided that such employee’s customary employment is either 20 hours or less per week or not for more than five months in any calendar year, (ii) retired employees, employees on layoff or unpaid leave of absence, (iii) employees receiving benefits under short-term or long-term disability income benefits, or (iv) any individual who, directly or indirectly, owns 5% or more of the issued and outstanding Common Shares of the Company.
•	423 Component – Participation in the 423 Component is open to any employee of Titan USA (as defined herein), however, it excludes employees (i) who have been employed for less than 90 days, (ii) whose customary employment is for five months or less in a calendar year, or (iii) whose customary employment is for 20 hours or less per week. In addition, individuals owning 5% or more of total combined voting power or value of the Common Shares cannot participate in an offering under the 423 Component.

Insider Participation Limit

Neither the Non 423 Component nor the 423 Component limits insider participation.

Maximum Issuable to One Person

The Non 423 Component provides that each participant shall be subject to a maximum of $25,000 in contributions in any calendar year. The 423 Component provides that no individual shall acquire more than 25,000 Common Shares in respect of any offering period. Furthermore, no options shall be granted to an individual under the 423 Component to the extent the grant of such options (i) shall cause the individual, if exercised, to own more than 5% of the issued and outstanding Common Shares of the Company or (ii) shall cause the individual to have rights to purchase more than $25,000 of Common Shares under the ESPP.

Purchase Price

•	Non 423 Component – Participants in the Non 423 Component will accumulate contributions that will be applied by the plan’s administrator for the purchase of Common Shares at a price equal to the lesser of (i) 85% of the five day volume weighted average trading price of the Common Shares on the TSX or, if the majority of the trading volume and value of the Common Shares occurs on NASDAQ, on NASDAQ, for the five-day period preceding the first date of any offer period, and (ii) 85% of the five day volume weighted average trading price of the Common Shares on the TSX or, if the majority of the trading volume and value of the Common Shares occurs on NASDAQ, on NASDAQ, for the five-day period preceding the last date of any offer period. It is expected that offer periods will last six months.

•	423 Component – Participants in the 423 Component will be granted options entitling them to purchase Common Shares at a price per share equal to the lesser of (i) 85% of the five day volume weighted average trading price of the Common Shares on the principal securities exchange on the first day of the applicable 6-month offer period; or (ii) 85% of the five day volume weighted average trading price of the Common Shares on the principal securities on the last day of the applicable six month offer period.

Securities Issued and Issuable

There is a maximum of 1,000,000 Common Shares reserved for issuance under the Non 423 Component of the ESPP, representing 0.9% of the issued and outstanding Common Shares as at the date of this Circular. There is a maximum of 5,000,000 Common Shares reserved for issuance under the 423 Component of the ESPP, representing 4.5% of the issued and outstanding Common Shares as at the date of this Circular.

Securities Under Grant

No contributions in respect of the ESPP have accumulated, no options for the purchase of Common Shares have been granted and no Common Shares have been acquired to date under the ESPP.

Vesting

While the Board may elect to include a hold period or vesting period in a participant’s subscription agreement, no hold period or vesting period exists under the Non 423 Component or 423 Component.

Blackout Periods

•	Non 423 Component – The Non 423 Component prohibits certain activities under the ESPP from occurring during quarterly and non-quarterly blackout periods (collectively, the “Blackout Periods”). Prohibited activities during blackout periods include, among other things, enrolling in the plan, a change in the size of contributions under the plan, a voluntary suspension of participation in the plan, a resumption of participation in the plan, withdrawal of Common Shares acquired under the ESPP that are held in a participant’s account the sale of Common Shares acquired under the ESPP on behalf of a participant.
•	423 Component – The 423 Component prohibits certain activities under the ESPP from occurring during Blackout Periods. A participant subject to the Blackout Period (a) may not enroll in an offering under the plan until after the end of the Blackout Period, and (b) may not voluntarily discontinue his or her participation in the plan until after the end of the Blackout Period.

Accordingly, Shareholders will be asked at the Meeting to pass a resolution approving the adoption of the ESPP, the full text of which is set out in Schedule “D” to this Circular.

Shareholders, other than insiders of the Company that will benefit from the ESPP, will be asked at the Meeting to consider and, if deemed advisable, to pass the following ordinary resolution, with or without variation, as follows (the “ESPP Resolution”):

“RESOLVED THAT:

1.	based on the recommendation of the Board, the form, terms and provisions of, and the transactions contemplated by the ESPP, substantially as described in the management information circular provided to shareholders in connection with the annual and special meeting of the Company on June 8, 2022 is hereby approved;
2.	notwithstanding the approval of the shareholders of the Company as herein provided the Board of Directors of the Company, may, in its sole discretion, at any time revoke this resolution before it is acted upon, without further approval of the shareholders of the Company; and

3.	any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver or file such documents and instruments and to do all such other acts and things as are required or as such director or officer, in such director’s or officer’s sole discretion, may deem necessary to give full effect to or carry out the provisions of the above resolution.”

The Board has unanimously concluded that adoption of the ESPP is in the best interest of the Company and recommends that the shareholders vote FOR the foregoing resolution confirming, approving and adopting the ESPP.

In the absence of a contrary instruction, the person(s) designated by management of the Company in the form of proxy intend to vote FOR the ESPP Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The Company had the followed Named Executive Officers in 2021:

1)	Paul Cataford, Interim President and Chief Executive Officer(1)
2)	David McNally, Former President and Chief Executive Officer(2)
3)	Stephen Lemieux, Chief Financial Officer(3)
4)	Monique Delorme, Former Chief Financial Officer(4)
5)	Perry Genova, Ph.D., Senior Vice President, Research and Development
6)	Jasminder Brar, Vice President, Legal and IP, General Counsel

(collectively, the “Named Executive Officers” or “NEO”).

(1)	Paul Cataford was appointed Interim President and Chief Executive Officer on December 1, 2021.
(2)	David McNally ceased employment with the Company as President and Chief Executive Officer on December 1, 2021.
(3)	Stephen Lemieux was appointed Chief Financial Officer on July 12, 2021.
(4)	Monique Delorme ceased employment with the Company as Chief Financial Officer on July 12, 2021.

Compensation Philosophy, Discussion and Analysis

The Board of Directors is responsible for evaluating compensation for the President and Chief Executive Officer and reviewing his salary and any bonus on an annual basis. The President and Chief Executive Officer is responsible for evaluating and reviewing the salaries and bonuses of all other employees and consultants of the Company. While the Board of Directors of the Company has not adopted a written policy concerning the compensation of Named Executive Officers, it has developed a consistent approach and philosophy relating to compensation. The overriding principles in the determination of executive compensation are the need to provide total compensation packages that will attract and retain a qualified and experienced executive team to position the Company to succeed in the rapidly growing robotic-assisted surgery environment and achieve its stated goals. This compensation philosophy reward executives for their contribution to the overall success of the Company while placing a significant portion of executive compensation opportunity at risk to integrate the longer-term interests of the executives with the investment objectives of the Company’s shareholders.

As noted in the previous paragraph, the Company currently has four Named Executive Officers and places primary importance on the talent of these employees to manage and grow the Company. Based on the size of the Company and its relatively small number of employees, the Company’s executives are required to be multi-disciplined, self-reliant and highly experienced. In determining specific compensation amounts for the executive officers, the Board of Directors considers factors such as experience, individual performance, length of service, role in achieving corporate objectives, positive research and development results, stock price and compensation compared to other employment opportunities for executives.

The Company is an early-stage company engaged in the design and development of surgical technologies for single-access RAS. As the Company is largely in the product development stage, it cannot rely on revenues from its operations alone to finance its activities and advance its goals. Consequently, the Company looks to raising the requisite capital to finance such activities through equity financings, which are influenced by the financial market’s assessment of the Company’s overall enterprise value and its prospects. These in turn are influenced, to a great extent, by the results of its development activities in progressing towards commercializing its robotic surgical technologies. The contribution that the President and Chief Executive Officer makes to this endeavor, on a subjective analysis by the Human Resources and Compensation Committee (the “HRCC”) and the Board of Directors at the end of each fiscal year, is the primary factor in determining aggregate compensation. In considering such contribution, the Board of Directors considers various factors, including, among other things, (i) the ongoing and progressive development of the Company’s RAS technologies; (ii) the identification and attainment of appropriate milestones that adequately reflect the development of the Company’s RAS technologies towards regulatory marketing authorization and commercialization, (iii) the formation and development of key partnerships with leading academic and research organizations through which the Company’s products can be tested, and (iv) the recruitment, management and retention of qualified technical and other personnel, among other things.

Compensation for Named Executive Officers consists of base salary, short-term incentive plan (“STIP”) bonuses, and long-term incentive plan (“LTIP”) equity-based compensation, namely stock options, RSUs and/or DSUs (as defined below under “Compensation Plans”). In establishing compensation, the Company attempts to pay competitively in the aggregate as well as deliver an appropriate balance between annual compensation (base salary and cash bonuses) and equity-based compensation (stock options, RSUs and DSUs).

The role of the HRCC in recommending to the Board the compensation for Named Executive Officers is described under “Human Resources and Compensation Committee”.

The decisions in respect of each individual compensation element are taken into account in determining each of the other compensation elements to ensure a Named Executive Officer’s overall compensation is consistent with the objectives of the compensation program while considering that not all objectives are applicable to each Named Executive Officer.

In 2020, the HRCC retained Aon Consulting, Inc., through its Rewards Solution subdivision (“Aon”), to serve as the Committee’s independent compensation consultant, replacing prior engagements by the Company with Hugessen Consulting Inc. (“Hugessen”) and Pearl Meyer & Partners, LLC (“Pearl Meyer”). In December 2020, Aon commenced a review and benchmarking of executive and non-employee director compensation, including:

•	Performing a high-level review of executive and director compensation levels and design
•	Providing input on the topics of equity compensation and peer group design; and
•	Providing additional input and advice to the HRCC, as requested.

The Company did not engage the services of Aon or any other compensation consultant in 2021. The table below outlines fees paid to consultants in 2021 and 2020:

(in thousands)	2021 Fees	2020 Fees
	$	$
Executive Compensation Related Fees:
Aon	30	-
Hugessen	-	-
Pearl Meyer	-	3
Subtotal	30	3
All Other Fees:
Aon	-	-
Hugessen	-	-
Pearl Meyer	-	-
Subtotal	-	-
Total	30	3

The HRCC did not follow a formal practice to consider the implications of the risks associated with the Company’s compensation policies and practices in 2021.

The awarding of an annual STIP award and LTIP awards is subject to the discretion of the HRCC and Board of Directors, exercised annually, as more fully described herein, and is at risk and not subject to any minimum amount. Furthermore, if the HRCC determines that the compensation of the Company for certain executives and other personnel, including LTIP awards, is low compared to comparable companies, the HRCC may determine to grant LTIP awards to assist the Company in retaining and attracting key executive talent and to further align the compensation of the executive officers and other key employees with long-term interests of shareholders. The HRCC and the Board of Directors also have the discretion to adjust the weightings assigned to objectives for executives, including the President and Chief Executive Officer, and award a higher or lower annual incentive value to one or more executive officers than achievement of applicable corporate objectives might otherwise suggest, based on their assessment of the challenges and factors that might have impacted the ability to achieve the objective or attain the highest assessment ranking, or other factors such as rewarding individual performance or recognizing the ability (or inability) of the Company to achieve its goals and strategic objectives and create shareholder value. In exercising its discretion, the HRCC and Board of Directors may also consider, among other factors, risk management and regulatory compliance, the performance of executive officers in managing risk and whether payment of the incentive compensation might present or give rise to material risks to the Company or otherwise affect the risks faced by the Company and the management of those risks.

In assessing the general competitiveness of the compensation of the Company’s Named Executive Officers, the HRCC considers base salary, total cash compensation and total direct compensation (including the value of LTIP awards) relative to a comparator group of publicly listed companies and reviews benchmark data composed of the group’s executive compensation data for matching positions. The peer group of over one hundred companies includes the following companies with business profiles comparable to that of the Company having regard to stage of development, intellectual property and technology intensive and scale and geography of the prospective markets for each company’s products under development:

Compensation Peer Group
Agenus Inc. Aravive, Inc. Celsion Corporation Clearside Biomedical, Inc. Curis, Inc. Ekso Bionics Holdings Inc.	Helius Medical Technologies, Inc. IVERIC Bio, Inc. Kodiak Sciences Inc. Precision BioSciences, Inc. Regulus Therapeutics Inc. Voyager Therapeutics, Inc.

In addition to advice obtained from compensation consultants, the HRCC undertakes its own assessment of the competitiveness of the Company’s compensation and incentive programs, based on information obtained from such consultants and other information that may be available to the HRCC. Decisions as to compensation are made by the HRCC and the Board of Directors and may reflect factors and considerations other than the information and, if applicable, recommendations provided by compensation consultants.

If elected at the Meeting, the HRCC shall consist of Cary Vance, Heather Knight and Cathy Steiner each of whom are independent. These individuals have served previously on the HRCC and have the necessary background and experience, including at the board and executive level, to enable the HRCC to make decisions on the suitability of the Company’s compensation practices.

Performance Graph

The Common Shares of the Company are listed on the TSX (TMD) and Nasdaq (TMDI). The following graph illustrates the Company’s cumulative shareholder return over the five most recently completed financial years, as measured by the closing price on the TSX of the Common Shares at the end of the financial years ended December 31, 2017, 2018, 2019, 2020 and 2021 assuming an initial investment of CDN $100 on December 31, 2016, compared to the closing price of the S&P/TSX Composite Index over the same period. All amounts in the following graph and table are in Canadian dollars and are after giving retroactive adjustment for the 1:30 consolidation of the Common Shares that occurred in June 2018.

The following table shows the value of CDN $100 invested in Common Shares on December 31, 2016 compared to CDN $100 invested in the S&P/TSX Composite Index:

	As at December 31
	2016	2017	2018	2019	2020	2021
Titan Medical Inc.	$ 100	$ 117	$ 18	$ 7	$ 23	$ 8
S&P/TSX Composite Index	$ 100	$ 106	$ 94	$ 111	$114	$ 139

While the compensation paid by the Company to its leadership team including the Named Executive Officers in 2021 was not based in whole or in part on the trading price of the Common Shares in 2021 and does not compare to the trends in such trading price or market indices, the compensation program is aimed to ensure that compensation paid to such individuals is related to factors that influence shareholder value. In order to continue to align the interests of our leadership team including the Named Executive Officers with that of the Company, a substantial portion of compensation paid to such individuals is in the form of LTIP equity-based compensation. Accordingly, the overall value of compensation paid to the Company’s leadership team is directly affected by the Company’s trading price of its Common Shares.

Summary Compensation Table

The following table and the notes thereto set forth information concerning annual total compensation for each Named Executive Officer in 2021, in respect of the fiscal years ended December 31, 2021, 2020, 2019. All amounts in the table below and the notes thereunder are stated in Titan’s functional and presentation currency, which is U.S. dollars. For reporting purposes, any Canadian dollar amount is translated to U.S. dollars using the year end exchange rate, as quoted by the Bank of Canada, on December 31 of each year.

Name and Principal Position	Year Ended Dec. 31	Salary	Share-based Awards (RSUs)	Option- based Awards(1)	Non-equity Incentive Plan Compensation		Pension Value	All Other Compensation(2)	Total Compensation
					Annual Incentive Plans	Long-term Incentive Plans
Paul Cataford(3) Interim President and Chief Executive Officer	2021	25,000	25,000	--	--	--	--	--	50,000
	2020	--	--	--	--	--	--	--	--
	2019	--	--	--	--	--	--	--	--
David McNally(4) Former President and Chief Executive Officer	2021	406,712	1,404,000	1,893,158	120,000	--	--	22,671	3,846,541
	2020	342,500	--	--	--	--	--	--	342,500
	2019	330,000	--	--	--	--	--	165,000	495,000
Stephen Lemieux Chief Financial Officer	2021	147,977	380,000	526,379	--	--	--	5,919	1,060,275
	2020	--	--	--	--	--	--	--	--
	2019	--	--	--	--	--	--	--	--
Monique Delorme(5) Former Chief Financial Officer	2021	191,401	585,000	473,227	47,525	--	--	13,753	1,310,905
	2020	181,472	--	96,220	--	--	--	--	277,692
	2019	72,465	--	35,607	--	--	--	--	108,072
Perry Genova Senior Vice President Research and Development	2021	300,000	302,749	--	106,250	--	--	104,904	813,902
	2020	264,583		962,200	--	--	--	68,750	1,295,533
	2019	250,000		--	--	--	--	125,000	375,000
Jasminder Brar Vice President, Legal and IP, General Counsel	2021	203,381	585,000	189,291	29,734	--	--	4,051	1,011,457
	2020	203,190	--	240,550	--	--	--	--	443,740
	2019	129,883	--	--	--	--	--	37,429	167,312

(1)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model using assumptions based on expected life, risk free rate, expected dividend yield and expected volatility.
(2)	Represents cash bonus paid in the year for performance in the prior calendar year.
(3)	Mr. Cataford was appointed Interim President and CEO on December 1, 2021 and receives monthly compensation of $25,000 in cash and $25,000 in RSUs for such services. Mr. Cataford’s compensation as Interim President and CEO is included in the table and does not include any compensation received as a member of the Board. Mr. Cataford remains a member of the Board and Chair of the Board.
(4)	Mr. McNally is the former President and Chief Executive Officer of Titan. Mr. McNally left Titan on December 1, 2021.
(5)	Ms. Delorme is the former Chief Financial Officer of Titan. Ms. Delorme left Titan on July 12, 2021.

Outstanding share-based awards and option-based awards

The following table shows all awards granted to Named Executive Officers and outstanding on December 31, 2021.

Name	Option based Awards					Share based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price(1) (CDN$)	Option Exercise Price (US$)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
Paul Cataford	-	-	-	-	-	-	-	25,000
David McNally(1)	270,833		2.21	03-Mar-28	-	300,000	189,000	-
	55,018	4.54	--	19-Jan-25		-
	277,519	4.54	--	17-Jan-24	-	-	-	-
Stephen Lemieux	400,000	1.58	-	20-Aug-28	-	250,000	157,500	-
Monique Delorme(2)	250,000	-	2.21	03-Mar-28	-	-	-	36,667
	100,000	-	0.96	30-Jul-27
	10,000	4.54	-	26-Jun-26	-	-	-	-
Perry Genova	1,000,000	-	0.96	30-Jul-27	-	131,108	82,598	-
	41,680	4.54	-	19-Jan-25	-	-	-	-
	33,333	4.54	-	17-Apr-24	-	-	-	-
	16,667	4.54	-	07-Feb-24	-	-	-	-
Jasminder Brar	100,000	-	2.21	03-Mar-28	-	250,000	157,500	-
	250,000	-	0.96	30-Jul-27	-	-	-	-
	22,978	4.54	-	19-Jan-25	-	-	-	-
(1)	Mr. McNally is the former President and Chief Executive Officer of Titan. Mr. McNally left Titan on December 1, 2021.
(2)	Ms. Delorme is the former Chief Financial Officer of Titan. Ms. Delorme left Titan on July 12, 2021.

The following table shows the value from incentive plans vested by Named Executive Officers under the Company’s incentive plans and the annual STIP bonus payout during the financial year ended December 31, 2021 for performance in the prior calendar year.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Paul Cataford	-	25,000	-
David McNally	-	-	120,000
Stephen Lemieux	-	-	-
Monique Delorme	-	-	47,525
Perry Genova	-	-	106,250
Jasminder Brar	-	-	29,734

Securities Authorized for Issuance Under Equity Compensation Plan

The following table sets forth certain information as of December 31, 2021 with respect to compensation plans under which equity securities of the Company are authorized for issuance:

	Denominated in:	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted–average exercise price of outstanding options, warrants and rights	Number of securities remaining for future issuance under equity compensation plan
Equity compensation plan approved by shareholders	CDN dollar	702,023	4.17
	US dollar	4,555,066	1.49
Total		5,257,089		9,841,708

Employment Agreements, Termination and Change of Control Benefits

The Company, directly or through Titan Medical USA Inc., the Company’s wholly owned Delaware incorporated subsidiary (“Titan USA”), has entered into agreements with the Company’s current Named Executive Officers as outlined below. The Company believes these arrangements help the Named Executive Officers maintain continued focus and dedication to their responsibilities in the best interests of Titan.

Termination

Paul Cataford, Interim President and Chief Executive Officer

Effective December 1, 2021, the Company entered into an employment agreement with Mr. Cataford. Either Mr. Cataford or the Company may terminate the employment agreement with thirty days prior written notice and beyond any payments due to Mr. Cataford covering the thirty days, there would be no change of control benefits.

Stephen Lemieux, Chief Financial Officer

Effective June 1, 2020, the Company entered into an employment agreement with Mr. Lemieux. Mr. Lemieux’s employment with the Company may be terminated either by the Company or by Mr. Lemieux. If Mr. Lemieux’s employment is terminated by the Company without “cause” or by Mr. Lemieux for “good reason” (as such terms are defined in the employment agreement), he is entitled to the greater of (i) one month’s notice or pay in lieu of notice (in the Company’s discretion), plus all minimum statutory notice or statutory pay in lieu of notice therefor, and all other amounts required by the ESA Ontario; and (ii) six months of base salary and six months of the Company’s contributions to extended health and dental benefits to Mr. Lemieux; and Mr. Lemieux will be relieved of any obligation to comply with the non-solicitation provisions of the agreement.

Jasminder Brar, Vice President, Legal & IP, General Counsel and Corporate Secretary

Effective October 1, 2020, the Company entered into a new employment agreement with Mr. Brar. Mr. Brar’s employment with the Company may be terminated either by the Company or by Mr. Brar. If Mr. Brar’s employment is terminated by the Company without “cause” or by Mr. Brar for “good reason” (as such terms are defined in the employment agreement), he is entitled to the greater of (i) one month’s notice or pay in lieu of notice (in the Company’s discretion), plus all minimum statutory notice or statutory pay in lieu of notice therefor, and all other amounts required by the ESA Ontario; and (ii) six months of base salary and six months of the Company’s contributions to extended health and dental benefits to Mr. Brar; and Mr. Brar will be relieved of any obligation to comply with the non-solicitation provisions of the agreement.

Perry Genova, Ph.D., Senior Vice President, Research and Development

Effective June 1, 2020, Titan USA entered into a new employment agreement with Mr. Genova. Mr. Genova’s employment is terminable at will, that is, at any time, for any reason or no reason, with or without cause. If Mr. Genova’s employment is terminated by Titan USA without “cause” or by Mr. Genova for “good reason” (as such terms are defined in the employment agreement), he is entitled to: (a) a payment equivalent to six (6) months of his base salary and COBRA healthcare premiums, determined as of the date of termination; (b) where such termination occurs prior to the end of the fiscal year, the pro-rata portion (for the fiscal year) of any goal-based bonus in light of the applicable goals shall be calculated in good faith for that fiscal year as if Mr. Genova were going to successfully achieve all of the goals for that fiscal year, provided that the severance conditions stipulated in the employment agreement have been satisfied and all provided that Titan USA has made a good faith determination that Mr. Genova would have met all of the goals in respect of that fiscal year if Mr. Genova had not been terminated or resigned , as the case may be; (c) be relieved of any obligation to comply with the non-solicitation and non-competition provisions of his employment agreement; and (d) all other goals-related or other bonus amounts and benefits earned up through the date of termination.

Change of Control

Under the Company’s SU Plan, if the employment of a participant with the Company or with an affiliate of the Company is affected by a Change of Control Termination (as defined in the SU Plan), all unvested awards shall vest immediately upon the Change of Control Termination and the participant shall be entitled to the benefits of such awards as though the vesting date is the date of Change of Control Termination, provided however that the participant shall have the option of exercising his or her rights under the awards at any later date in the calendar year in which the Change of Control Termination occurs, subject to applicable law. For the purposes of this paragraph, all performance criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant vesting date.

Under the Company’s Option Plan, if the employment of a participant with the Company or with an affiliate of the Company is affected by an event of a sale by the Company of all or substantially all of its assets or in the event of a change of control (as set forth in the Option Plan) of the Company, the participant shall be entitled to exercise the stock options granted to the participant, either during the term of the respective stock option or within 90 days after the date of the sale or change of control, whichever first occurs.

The table below shows the incremental payments that would have been made to our current Named Executive Officers under the terms of their employment agreements upon the occurrence of certain events, had they occurred on December 31, 2021.

Name and Principal Position	Event	Severance (US$)	Options (US$)	Share-Based Compensation (US$)	Total (US$)
Paul Cataford Interim President and Chief Executive Officer	Termination other than for cause	-	-	-	-
	Change in Control	-	-	-	-
Stephen Lemieux Chief Financial Officer	Termination other than for cause	155,238	-	-	155,238
	Change in Control	-	-	157,500	157,500
Perry Genova Senior VP, Research and Development	Termination other than for cause	150,000	-	-	150,000
	Change in Control	-	-	82,598	82,598
Jasminder Brar Vice President, Legal and IP, General Counsel	Termination other than for cause	100,000	-	-	100,000
	Change in Control	-	-	157,500	157,500

Indebtedness of Directors and Executive Officers

No director or Named Executive Officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of them is or was indebted to the Company at any time since the beginning of the last completed financial year of the Company.

Compensation of Directors

The Board of Directors determines the form of payment of the compensation paid to directors. All compensation to directors is paid through a combination of cash and equity-based compensation (RSUs) and is reviewed on an annual basis. Directors who are officers of the Company receive no additional remuneration for acting as directors. Until December 1, 2021, Mr. McNally was the only director who was also an officer of the Company. As of December 1, 2021, Paul Cataford became Interim President and CEO. Since he is serving on an interim basis, he is not receiving any cash retainer for his position as a director, although he will continue to be eligible to receive a share-based retainer. Furthermore, Mr. Cataford is not participating in the Company’s STIP and LTIP programs for officers and is instead receiving monthly compensation of $25,000 in cash and $25,000 in RSUs. The annual retainer for independent directors for the year ended December 31, 2021 is outlined in the below chart:

Board/Committee	Role	Retainer Amount (US$)	Share-Based Retainer Amount (US$)(1)
Board	Member	40,000	60,000
	Chair	-	30,000
	Lead Independent(2)	25,000	-
Audit Committee	Member	10,000	-
	Chair(2)	10,000	-
Corporate Governance and Nominating Committee	Member	6,000	-
	Chair(2)	6,000	-
Human Resources and Compensation Committee	Member	7,500	-
	Chair[2]	7,500	-
(1)	Share-based retainers in the form of RSUs were granted in 2021.
(2)	Retainer amount is in addition to the base Member retainer for the Board or respective Committee.

The table below reflects the participation of each of the independent directors in the respective Committees of the Board as of December 31, 2021:

Name	Committee Memberships
	Audit	Compensation	Corporate Governance and Nominating
Anthony J. Giovinazzo	Member	-	Chair
Cary G. Vance	-	Chair	Member
Heather Knight	Member	Member	Member
Cathy Steiner	Chair	Member	-

The table below reflects in detail the compensation earned by non-employee directors in the 12-month period ended December 31, 2021. Equity based compensation includes share-based awards and option-based awards, where “share-based awards” means “means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including restricted share units and deferred share units. All share-based awards listed below are in the form of RSUs.

Name	Fees Earned (US$)	Share-based Awards (US$)	Option-based Awards (US$)	Non-equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Paul Cataford(1)	70,508	61,656	-	-	-	-	132,164
Anthony J. Giovinazzo(2)	57,306	47,137	-	-	-	-	104,443
Cary G. Vance(3)	56,180	47,137	-	-	-	-	103,316
Heather L. Knight(4)	28,877	26,103	-	-	-	-	54,980
Cathy Steiner(5)	29,111	20,214	-	-	-	-	49,325
(1)	Paul Cataford was elected as a director of the Company on September 30, 2020.
(2)	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
(3)	Cary G. Vance was elected as a director of the Company on September 30, 2020.
(4)	Heather L. Knight was appointed as a director of the Company on May 13, 2021.
(5)	Cathy Steiner was elected as a director of the Company on June 9, 2021.

Independent Director Equity Ownership Requirement

In November 2021, the Board of Directors adopted a policy requiring that within two years of election, all independent directors should hold equity in the Company, including Common Shares, RSUs and/or DSUs, with an aggregate value of not less than two times the amount of the annual cash retainer provided to each of the directors. The aim of the policy is to better align the interests of the independent directors with those of the Company’s shareholders. As of December 31, 2021, each of the Company’s independent directors have either met the applicable minimum ownership guideline or were within the above noted grace period to come into compliance with these guidelines.

In April 2022, the Board of Directors adopted a policy requiring that within the later of (i) three years of being hired or promoted or (ii) the effective date of the policy, (A) the CEO should hold equity in the Company, including Common Shares or RSUs with an aggregate value of not less than three times the amount of his/her base salary, (B) the CFO should hold equity in the Company, including Common Shares or RSUs with an aggregate value of not less than two times the amount of his/her base salary, and (C) each of the other NEOs should hold equity in the Company, including Common Shares or RSUs with an aggregate value of not less than one times the amount of his/her base salary. As of December 31, 2021, there was no minimum ownership guidelines for the CEO, CFO or other NEOs.

Directors’ and Officers’ Liability Insurance

The Company maintains insurance for the benefit of the Company and its directors and officers as a group, against liability in respect of the performance by them of duties of their office. For the period ended December 31, 2021, the aggregate limit of liability was $20,000,000 and the premiums for such directors’ and officers’ insurance was $1,387,330. There is a deductible amount on a per loss basis of up to $750,000 for a claim against the Company. The premium is paid by the Company without distinction as to directors as a group or officers as a group.

Indemnification of Directors and Officers

Under the OBCA, the Company may indemnify a director or officer against all costs, charges and expenses reasonably incurred by them in respect of any civil, criminal or administrative action where (i) the individual has acted honestly and in good faith with a view to the best interests of the Company, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that his or her conduct was lawful. Further, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above-described conditions. Accordingly, as is customary for many public corporations, and in accordance with the OBCA, the Company has entered into indemnity agreements with its directors and officers whereby the Company has agreed, subject to applicable law and provided such director or officer complied with the above-mentioned conditions, to indemnify such individuals against all costs, charges and expenses which they may sustain or incur in third party actions.

Outstanding share-based awards and option-based awards

The following table shows all awards granted under option-based and share-based compensation to non-employee directors and outstanding on December 31, 2021.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price(CDN$)	Option Exercise Price (US$)	Option Expiration Date (DD-M-YY)	Value of unexercised in-the-money options (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)	Market or payout value of vested share- based awards not paid out or distributed (US$)
Paul Cataford(1)	-	-	-	-	-	-	-	86,656
Anthony J. Giovinazzo(2)	-	-	-	-	-	-	-	47,137
Cary G. Vance(3)	-	-	-	-	-	-	-	47,137
Heather L. Knight(4)	-	-	-	-	-	-	-	26,103
Cathy Steiner(5)	-	-	-	-	-	-		20,214
(1)	Paul Cataford was elected as a director of the Company on September 30, 2020.
(2)	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
(3)	Cary G. Vance was elected as a director of the Company on September 30, 2020.
(4)	Heather L. Knight was appointed as a director of the Company on May 13, 2021.
(5)	Cathy Steiner was elected as a director of the Company on June 9, 2021.

Share-Based Awards – Value Vested or Earned During Fiscal Year Ended December 31, 2021

The following table shows the value of compensation from equity-based incentive plans vested or earned by non-employee directors under the Company’s equity-based incentive plans during the financial year ended December 31, 2021.

Name	Option-based awards – Value vested during the year (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Paul Cataford(1)	-	86,656	-
Anthony J. Giovinazzo(2)	-	47,137	-
Cary G. Vance(3)	-	47,137	-
Heather L. Knight(4)	-	26,103	-
Cathy Steiner(5)	-	20,214	-
(1)	Paul Cataford was elected as a director of the Company on September 30, 2020.
(2)	Anthony J. Giovinazzo was elected as a director of the Company on September 30, 2020.
(3)	Cary G. Vance was elected as a director of the Company on September 30, 2020.
(4)	Heather L. Knight was appointed as a director of the Company on May 13, 2021.
(5)	Cathy Steiner was elected as a director of the Company on June 9, 2021.

Compensation Plan Descriptions

Stock Option Plan

The Company has established the Option Plan for officers, directors, employees and service providers of the Company, prepared in compliance with the requirements of the TSX and Nasdaq, which is administered by the Board of Directors. The purpose of the Company’s stock option plan (the “Option Plan”) is to advance the interests of the Company by closely aligning the participants’ personal interests with those of the Company’s shareholders generally. Subject to the provisions of the Option Plan, the Board of Directors determines and designates from time to time the optionees to whom stock options are to be granted, the number of Common Shares to be optioned and the other terms and conditions of the stock option grant. The Board of Directors considers factors such as individual performance, the significance of individual contribution to the success of the Company, experience, and length of service in determining the amounts of options awarded. The following summary is qualified in its entirety by the Option Plan, a copy of which is available on SEDAR.

Terms of the Plan

Directors, officers and employees of the Company or of an affiliate of the Company, as well as persons or companies engaged by the Company or of an affiliate of the Company to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Option Plan even if they are not full-time employees of the Company.

Options granted under the Option Plan are granted at the discretion of the Board of Directors and are typically granted in such numbers as reflect the level of responsibility and participation of the particular optionee as determined over the course of the year. The terms of the Option Plan provide that the aggregate number of Common Shares issuable thereunder (and under any other employee stock option plans or other share compensation arrangements) cannot, at the time of the option grant, exceed 15% of the total number of Common Shares issued and outstanding.

The Company adopted a number of amendments to the Option Plan at its annual and special meeting of shareholders held on May 29, 2019. These amendments included: (i) increasing the number of Common Shares that may be reserved under the Option Plan and any other security based compensation arrangements to 15% of the total issued and outstanding Common Shares, from time to time, and (ii) increasing the limitation in the Option Plan that restricts the aggregate number of Common Shares that may be reserved for issuance to insiders of the Company at any time and the number of Common Shares that may be issued to insiders of the Company within any one year period under the Compensation Plans and any other security based compensation arrangements of the Company, to 15% of the Company’s issued and outstanding Common Shares.

On July 15, 2020, the Board of Directors approved certain amendments to the Company’s Option Plan to: (i) permit the award of stock options to employees of Affiliates (as defined in the Securities Act (Ontario)) of the Company, to permit the award of stock options to directors, officers, employees and Service Providers (as defined in the Option Plan) of United States subsidiaries of the Company; and (ii) require that the exercise price of stock options not be less than the greater of (A) the volume weighted average price of the common shares on the TSX (and/or such other stock exchange upon which the Common Shares may become listed) over the period of five days immediately preceding the date of the grant, and (B) the closing price of the common shares on the TSX on the last trading day preceding the date of grant of the stock option.

On June 9, 2021, the Company’s shareholders approved certain amendments to the Option Plan to allow the award of incentive stock options (referred to herein as “ISOs”) that are qualified under section 422 of the United States Internal Revenue Code of 1986, as amended (the “Code”), allowing the Company, at its discretion, to award ISOs to U.S. taxpayers in addition non-qualified stock options that do not meet the requirements of Code Section 422 (“NQSOs”) or ISOs.

The aggregate number of Common Shares that may be reserved for issuance to any one participant under the Option Plan or under any other plan of the Company may not exceed 5% of the total number of Common Shares issued and outstanding (calculated on a non-diluted basis) in any 12-month period.

Options issued under the Option Plan may be exercised during a period determined by the Board, which shall not exceed ten years. In addition, notwithstanding the expiration date applicable to any Option, if an Option would otherwise expire during or immediately after a Blackout Period (as defined in the Option Plan), then the expiration date of such Option shall be the 10th business day following the expiration of the Blackout Period, provided that in no event shall the period during which said Option is exercisable be extended beyond 10 years from the date such option is granted to the optionee. Options granted under the Option Plan are subject to immediate termination upon the dismissal of an employee with cause. Unless otherwise determined by the Board, if an optionee ceases to hold any position as an optionee, by reason of retirement, resignation, or termination other than for cause, the vested Options terminate on the earlier of the normal expiry date of the Option or 90 days from cessation or such longer period following cessation as the Board of Directors shall determine, provided that in no case may an Option expire any later than the normal expiry date. Under the Option Plan, in the event of death or disability of the optionee, his or her Options may be exercised during the one-year period following the date of the event to the extent the Options were exercisable on the date of such event. The Options vest over a period determined by the Board of Directors. The Options are non-transferable and non-assignable unless permitted by the Board or unless such transfers are to Eligible Assignees (as defined in the plan). There is no agreement under which financial assistance will be provided by the Company to facilitate the purchase of shares under the Option Plan.

The Board has the discretion to make amendments to the Option Plan and any Options granted thereunder which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

a)	Minor changes of a “housekeeping nature”;
b)	Amending the Options under the Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed ten years from the date the Option is granted and that such Option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider), and method of determining the subscription price, assignability and effect of termination of an optionee’s employment or cessation of the optionee’s directorship;
c)	Changing the class of optionees eligible to participate under the Option Plan;

d)	accelerating vesting or extending the expiration date of any Option (provided that such option is not held by an insider), and where such option is held by an insider in such case, shareholder approval shall be obtained in connection with the extension;
e)	changing the terms and conditions of any financial assistance which may be provided by the Company to optionees to facilitate the purchase of common shares under the Option Plan; and
f)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Option Plan reserve.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Option Plan; (ii) any increase in the maximum number of Common Shares issuable under the Option Plan; and (iii) any reduction in the exercise price or extension of the option period benefiting an insider, in addition to such other matters that may require shareholder approval under the rules and policies of the TSX.

The Option Plan permits the Board of Directors to suspend or terminate the Option Plan, as well as to amend or revise the terms of the Option Plan, subject to any applicable regulatory approval, provided that no such amendment or revisions shall alter the terms of any Options theretofore granted under the Option Plan.

Outstanding Stock Options Available for Issuance

The following table summarizes, as of the Record Date, the number of stock options that have been exercised under the Option Plan since its inception, the number of stock options outstanding, and the number of stock options (as an aggregate of all equity-based awards) remaining available for grant.

Awards	Number	Percentage of Currently Outstanding Common Shares
Options exercised, expired or cancelled since inception	9,168,250	8%
Options outstanding	4,710,628	4%
Awards available for grant under the Compensation Plans	10,302,504	9%

If any stock options under the Option Plan are exercised, expire or terminate, the Common Shares underlying those stock options are made available for grant under the Option Plan.

The following table summarizes the burn rate (being the number of Options granted under the Option Plan during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the Option Plan for the past three years:

Fiscal Year	Burn Rate
2021	3.4%
2020	3.1%
2019	2.9%

Share Unit (SU) Plan

The purpose of the SU Plan, which includes the awarding of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”), along with the Company’s other Compensation Plans (defined below) is to encourage selected eligible employees of the Company and its affiliates to acquire a proprietary interest in the growth and performance of the Company, generate an increased incentive to contribute to the Company’s growth, future success and prosperity and align the interests of such eligible employees with the Company’s long-term strategy and with the interests of the Company’s shareholders. The following summary is qualified in its entirety by the SU Plan, a copy of which is available on SEDAR.

Terms of the SU Plan

Directors, officers and employees of the Company or of an affiliate of the Company, as well as persons or companies engaged by the Company or of an affiliate of the Company to provide services on a continuous basis for an initial, renewable or extended period of twelve months or more (and may include persons or companies such as consulting researchers, doctors and other consultants), are eligible to be granted options under the Option Plan even if they are not full-time employees of the Company.

The maximum aggregate number of Common Shares that are reserved for issuance in aggregate under the Option Plan, SU Plan and DSU Plan (the “Compensation Plans”) is equal to 15% of the issued and outstanding Common Shares, from time to time. In addition, the Common Shares and other securities reserved for issuance to insiders of the Company under the Compensation Plans, and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company and the number of Common Shares and other securities issued to insiders of the Company within any one year period under the Compensation Plans and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company. Finally, the number of Common Shares or other securities of the Company that may be issued under the Compensation Plans, and any other share compensation arrangements of the Company, to any single participant and his, her or its associates within any one year period may not exceed 5% of the issued and outstanding securities of the Company and the number of Common Shares or other securities of the Company that may be reserved for issuance under the Compensation Plans, and any other share compensation arrangements of the Company, to any single participant and his, her or its associates may not exceed 5% of the issued and outstanding securities of the Company.

Please also see “4. Amendments to and Renewal of the Share Unit Plan and the Deferred Share Unit Plan” for proposed amendments to the SU Plan and the DSU Plan.

Unless otherwise stated in a particular award agreement entered into pursuant to the SU Plan, (i) all of the vested RSUs and PSUs covered by a particular award grant under the SU Plan will be settled on the first business day following the vesting date for a value per unit based on either the fair market value of a Common Share on the day prior to the vesting date or an average fair market value of a Common Share over a specified number of days prior to the vesting date; and (ii) RSUs and PSUs shall fully vest by the fourth anniversary of their grant date. Subject to the terms of the SU Plan and of any applicable award agreement entered into pursuant to the SU Plan, payments or transfers to be made by the Company or an affiliate upon the settlement of an award may be made in such form or forms as the HRCC shall determine, including, without limitation, cash, Common Shares purchased on the open market, Common Shares issued from treasury, other securities or other awards, or any combination thereof, and may be made in a single payment or transfer. At present the Company does not issue award agreements where the settlement of an award may be in cash.

In the event that a participant in the SU Plan voluntarily resigns from the Company or has their employment terminated for cause, all RSUs or PSUs shall be cancelled effective at the commencement of the date the former participant’s employment ceases and no distributions shall be made to such former participant under the SU Plan. In the event that a participant in the SU Plan has their employment with the Company terminated without cause, dies, retires or is disabled, the number of RSUs or PSUs granted to such participant that is proportionate to the portion of the vesting period of such RSUs or PSUs during which the participant was employed by the Company shall vest on their vesting date. In the event that a participant under the SU Plan is terminated following a change of control of the Company, any RSUs or PSUs granted to such participant shall vest on the date of the change of control.

RSUs and PSUs granted under the SU Plan are not transferrable or assignable by the grantee, other than through the laws of descent and distribution, although participants may be permitted by the HRCC to designate a beneficiary to exercise the rights of the participant if they were to die. The HRCC may amend, alter, suspend, discontinue or terminate the SU Plan in whole or in part without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the HRCC will not be entitled to amend the Share Unit Plan or any Share Unit granted under it (together with any related Share Unit agreement) without shareholder approval, and if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the SU Plan; (ii) to permit the assignment or transfer of a Share Unit other than as provided for in the SU Plan; (iii) to add to the categories of persons eligible to participate in the SU Plan; (iv) to remove or amend certain sections of the SU Plan, including the section that governs amendments to the SU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX.

The HRCC may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any RSUs or PSUs granted, prospectively or retroactively, provided however that no such change shall be made without the consent of the affected participant if the rights of such participant with respect to the RSUs or PSUs would be impaired.

On February 16, 2021, the SU Plan was amended to expand the scope of Eligible Employees to include Non-Employee Directors and service providers. In order for the Plan to avoid characterization as a salary deferral arrangement under the Income Tax Act (Canada), Non-Employee Directors will only be eligible to receive RSUs and associated Dividend Restricted Share Units that can be settled in treasury shares of the Company. For Non-Employee Directors that are non-U.S. participants, the treasury settled RSUs and associated Dividend Restricted Share Units will have an exercise deadline of five years from their Award Date (as defined in the SU Plan). The SU Plan has also been amended to reflect that Non-Employee Directors may elect to receive the cash component of their annual director compensation in RSUs. The SU Plan has also been amended to introduce new provisions relating to a Change of Control, which provide the Company the power in the event of a Change of Control (as defined in the SU Plan) to make such arrangements as it shall deem appropriate for the settlement of outstanding RSUs, including the acceleration of the Exercise Deadline (as defined in the SU Plan) in respect of RSUs granted to Non-Employee Directors who are not U.S. Participants to a date prior to or on the date of the Change of Control.

DSU Plan

The purpose of the DSU Plan is to provide directors of the Company with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of their interests with the interests of the Company’s shareholders.

Terms of the DSU Plan

Any director of the Company is eligible to participate in the DSU Plan. The following summary is qualified in its entirety by the DSU Plan, copies of which are available on SEDAR.

The maximum aggregate number of Common Shares that are reserved for issuance under the Compensation Plans will be equal to 15% of the issued and outstanding Common Shares, from time to time. The maximum number of Common Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5% of the issued and outstanding Common Shares. In addition, the Common Shares and other securities reserved for issuance to insiders of the Company under the Compensation Plans, and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company and the number of Common Shares and other securities issued to insiders of the Company within any one year period under the Compensation Plans and any other share compensation arrangements of the Company, shall not exceed 15% of the issued and outstanding securities of the Company. The DSU Plan does not limit grants to an individual director either under the DSU Plan generally or during any one-year period. Upon the cancelation, expiry or settlement of DSUs, Common Shares reserved for issuance thereunder shall be available for subsequent grants of DSUs pursuant to the DSU Plan. Please also see “4. Amendments to and Renewal of the Share Unit Plan and the Deferred Share Unit Plan” for proposed amendments to the SU Plan and the DSU Plan.

DSUs will be fully vested upon being granted and credited to a participant’s account. Participants in the DSU Plan shall either (i) receive a payment in cash equal in value to the number of DSUs recorded in the Participant’s Account on the Distribution Date multiplied by the fair market value of a Common Share of the Company on the distribution date or (ii) receive that number of Common Shares of the Company that is equal to the number of DSUs in the participant’s account on the distribution date or (iii) a combination of cash and Common Shares (in accordance with the DSU Plan). The distribution date in respect of a participant in the DSU Plan shall be the earliest date on which the participant is no longer a member of the Board and is not otherwise employed by the Company or any of its subsidiaries, or such later date that the participant in the DSU Plan may elect. In the event that a participant dies while they are a member of the Board, the participant’s estate will receive either Common Shares or a cash payment or a combination thereof (as described in the DSU Plan) on or about 30 days following the date the Company is provided with notice of the death.

DSUs granted under the DSU Plan may not be assigned, transferred sold, pledged or charged by the participant under the Plan. The Board may amend, suspend or discontinue the DSU Plan or amend any DSU or DSU agreement at any time without the consent of a participant, provided that such amendment shall not adversely alter or impair the rights of any participant in respect of any DSU previously granted to such participant under the DSU Plan, except as otherwise permitted under the DSU Plan. In addition, the Board may, by resolution, amend the DSU Plan and any DSU granted under it (together with any related DSU agreement) without shareholder approval, provided however, that at any time while the Common Shares are listed for trading on the TSX, the Board will not be entitled to amend the DSU Plan or any DSU granted under it (together with any related DSU agreement) without shareholder approval and, if applicable, TSX approval: (i) to increase the maximum number of Common Shares issuable pursuant to the DSU Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in the DSU Plan; (iii) to add to the categories of persons eligible to participate in the DSU Plan; (iv) to remove or amend certain sections of the DSU Plan, including the section that governs amendments to the DSU Plan; or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX. If the Board terminates or suspends the DSU Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the DSU Plan.

Awards Available for Issuance under the SU Plan and DSU Plan

The following table summarizes, as of the Record Date, the number of awards outstanding under the Compensation Plans, and the number of awards remaining available for grant under the Compensation Plans (as an aggregate of all equity-based awards).

Awards	Number	Percentage of Currently Outstanding Common Shares
Outstanding Options	4,710,628	4%
Awards Outstanding under the SU Plan	1,667,272	2%
Awards Outstanding under the DSU Plan	-	-
Awards available for grant under the Compensation Plans	10,302,504	9%

The following table summarizes the burn rate (being the number of RSUs and DSUs granted under the SU Plan and DSU Plan, respectively, during the applicable fiscal year divided by the weighted average number of Common Shares outstanding for the applicable fiscal year) in respect of the SU Plan and DSU Plan for the past three years:

Fiscal Year	RSU Burn Rate	DSU Burn Rate
2021	2.1%	0%
2020	N/A	0%
2019	N/A	0%

CORPORATE GOVERNANCE PRACTICES

The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Rule”). The Disclosure Rule establishes disclosure requirements regarding corporate governance practices of a reporting issuer as well as the requirement to file any written code of business conduct and ethics that a reporting issuer has adopted. Set out below is a description of the Company’s approach to corporate governance as required by the Disclosure Rule.

Board of Directors

As of December 31, 2021, four of the five members of the Board of Directors are independent directors. An independent director is defined as a director who has no direct or indirect material relationship with the Company, being a relationship which could be reasonably expected to interfere with the exercise of a director’s independent judgement. As of December 31, 2021, Paul Cataford is considered to be non-independent by virtue of his interim management position with the Company and his interim employment relationships with the Company. The Board believes that his extensive knowledge of the Company’s business and affairs is beneficial to the other directors and his participation as director contributes to the effectiveness of the Board. Anthony J. Giovinazzo, Cary G. Vance, Cathy Steiner, and Heather Knight are considered to be independent directors. These determinations were made by the Board based upon an examination of the factual circumstances of each director and consideration of any interests, business or relationships, which any director may have with the Company.

As part of each regularly scheduled quarterly board meeting, the independent directors have an in-camera session, exclusive of non-independent directors and management. At the present time, the Board believes that the knowledge, experience and qualifications of its independent directors are sufficient to ensure that the Board can function independently of management and discharge its responsibilities.

The Chairman of the Board of Directors, Paul Cataford, is a non-independent director. Anthony J. Giovinazzo is the designated lead independent director. The Board utilizes its own in-house expertise, and that of its legal counsel, to provide advice and consultation on current and anticipated matters of corporate governance.

Director Meetings

The Board of Directors held 28 meetings during the financial year ended December 31, 2021. The following table summarizes the attendance record for each of the directors at meetings of the Board of Directors, Audit Committee, Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee.

Name	Board and Committee Meetings Attended by Directors
	Board of Directors	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee
Total Meetings	15	7	2	4
Paul Cataford	15/15	6/6	2/2	4/4
Anthony J. Giovinazzo	13/15	7/7	2/2	4/4
Cary G. Vance	15/15	4/4	2/2	4/4
Heather L. Knight(1)	10/10	1/1	-	-
Cathy Steiner(2)	9/9	3/3	-	-
David McNally(3)(4)	11/12	-	-	-
(1)	Meeting attendance is reflective of the meetings attended after being appointed to the Board of Directors on May 13, 2021.
(2)	Meeting attendance is reflective of the meetings attended after being elected to the Board of Directors on June 9, 2021.
(3)	Meeting attendance for David McNally is reflective of meetings until his resignation as a director effective December 1, 2021.
(4)	Mr. McNally was not independent and was therefore not a member of any of the Committees.

Other Public (Reporting Issuer) Board Experience

Other than as set out below, none of the directors of the Company are directors of other public (reporting issuer) boards as of the date of this Circular:

Director	Other Public Boards
Paul Cataford	-
Anthony J. Giovinazzo	-
Cary G. Vance	-
Heather L. Knight	-
Cathy Steiner	Cipher Pharmaceuticals Inc. (TSX: CPH)

Board Mandate

The Board of Directors is responsible for the overall stewardship of the Company and operates pursuant to a written mandate, which was reviewed and approved by the Board on February 3, 2022 and as set out in Schedule “A” to this management information circular.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board of Directors and the chair of each committee. With respect to management’s responsibilities, generally, any matters of material substance to the Company are submitted to the Board for, and are subject to, its approval. Such matters include those matters which must by law be approved by the Board (such as share issuances) and other matters of material significance to the Company, including any debt or equity financings, investments, acquisitions and divestitures, and the incurring of material expenditures or legal commitments. The Board and/or its audit committee also reviews and approves the Company’s major communications with shareholders and the public including the annual report, if any, (and financial statements contained therein), quarterly reports to shareholders, the annual management information circular and the annual information form. The specific corporate objectives which the chief executive officer is responsible for meeting (aside from the overall objective of enhancing shareholder value) are, in the Company’s case, typically related to the advancement, growth, management and financing of the Company and its research and development project and matters ancillary thereto.

Orientation and Continuing Education

While the Company does not provide a formal orientation or education program for Board members, as it believes that such programs are not appropriate for a development stage company with an experienced Board, the members of which have been selected for their specific expertise, the Company encourages its Board members to remain current with best practices including corporate governance and offers a partial reimbursement for continuing education activities.

The Company’s directors are highly experienced and knowledgeable, both individually and as a group. The directors have either a medical or business background and have long careers in or related to the medical, health or financial industry and are intimately familiar with our project, through sufficient interactions with management and technology developers.

To ensure that the Board has and maintains the skill and knowledge necessary for them to meet their obligations as directors of the Company, each of the directors has observed the performance of the Enos System and/or been provided regular updates through summary technology presentations by management relating to various aspects of the system. The Board believes that discussion among the directors and management at these meetings provides a valuable learning resource for the directors with non-technical expertise in the subject matter presented, and that those directors provide management with valuable insights into broader issues facing the Company.

Ethical Business Conduct

The Company is committed to maintaining high standards of corporate governance and this philosophy is communicated by the Board to management, and by management to employees, on a regular basis.

In order to ensure that the directors exercise independent judgment in considering transactions and agreements, the Board requires that all directors declare any conflicts of interest with issues or situations as they arise. This would include transactions/agreements in which a director/officer has a material interest.

Nomination of Directors

The Corporate Governance and Nominating Committee standing committee appointed by the Board and it is responsible for overseeing and assessing the functioning of the Board and the committees of the Board and for the development, recommendation to the Board, implementation and assessment of effective corporate governance principles. The Committee’s responsibilities also include identifying candidates for directorship and recommending that the Board select qualified director candidates for election at the next annual meeting of shareholders.

The Corporate Governance and Nominating Committee is composed entirely of independent directors, being Anthony J. Giovinazzo (chair), Cary G. Vance, and Heather Knight.

Board Diversity Policy

The Company’s Board of Directors is composed of highly experienced directors from diverse backgrounds and requires periodic review of the composition of the Board of Directors as a whole to recommend, if necessary, measures to be taken so that the Board of Directors reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board of Directors as a whole. The Board of Directors believes that a merit-based board comprised of highly qualified directors from diverse backgrounds is beneficial to maximizing opportunities for innovation, contributing to a more robust understanding of opportunities and risks, to more effective decision-making, and to better oversight and corporate governance.

The Board of Directors recognize the value and importance of a board comprised of talented individuals with diverse backgrounds and are committed to improving diversity on the Board including but not limited to diversity of skills, perspectives, experience, education, gender, race, religion, ethnicity, sexual orientation, age, physical ability, identity and other personal characteristics. When nominating an individual, the board takes into account criteria that would promote such diversity in addition to focusing on the qualification and professional or business experience of each individual nominee. As at December 31, 2021, two out of the Company’s five directors are women (40%).

Consistent with the Company’s approach to diversity at the Board level, the Company’s hiring practices, including at the executive officer level, include consideration of diversity across a number of areas. While the Company does not have specific targets for diversity of officers given the small size of its executive team, in its hiring practices the Company considers the level of representation of individuals with diverse backgrounds in executive officer positions. As of December 31, 2021, while none of the Company’s Named Executive Officers are women, two of its other officers are women (25% of all officers).

The table below sets out the diversity of the Board of Directors as of April 26, 2022.

Board Diversity Matrix (as of April 26, 2022)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

The table below sets out the skills diversity of the Board of Directors as of April 26, 2022.

Skills and Experience	P. Cataford	A. Giovinazzo	C. Vance	H. Knight	C. Steiner
Year Elected to Board	2020	2020	2020	2021	2021
C-Level	●	●	●	●	●
Industry	●		●	●
Environmental	●	●	●	●
Social	●	●	●	●	●
Governance	●	●	●	●	●
Investor Relations	●	●	●	●	●
Fundraising	●	●	●		●
Finance / Accounting	●	●	●	●	●
Commercialization	●	●	●	●	●
Strategic Planning	●	●	●	●	●
Technology / IT / Cyber	●	●		●	●
Risk Management	●	●		●	●
Marketing		●	●	●
Compensation / HR	●	●	●	●	●
Mentoring & Coaching	●	●	●	●	●
Ethics & Compliance	●	●	●	●	●
Social Media				●
International	●	●	●	●
Mergers & Acquisitions	●	●	●	●	●
Regulatory (Securities)	●	●		●	●
Regulatory (FDA)	●	●	●	●

Director Assessments

The Board, its committees and individual directors are not regularly assessed with respect to their effectiveness and contribution, as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than the Company and which may have significantly larger boards of directors. A more formal assessment process will be instituted as, if, and when the Board deems necessary.

Director Tenure

Each of the directors will serve until the close of the next annual meeting of the Company or until his or her successor is elected or appointed. The Board has not adopted a term limit for directors. The Board believes, at this time, that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members. This decision is subject to review on an annual basis. The Board does not follow a formal director assessment procedure in evaluating Board members. However, the Board believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.

Environmental, Social and Governance (ESG) Issues

The Company is committed to conducting its business in a safe and responsible manner, promoting sound environmental practices, minimizing the impact of the environment on its operations, enhancing human and community resources, and complying with all local, provincial, state and federal regulations where it operates. The Company’s commitment to social responsibility is primarily reflected in its pursuit of developing robotic-assisted surgical technologies to advance the surgical experience for patients and surgeons while improving hospital economics.

While oversight of significant environmental, social and governance matters that are material to the Company have been delegated to the Corporate Governance and Nominating Committee, the Audit Committee is responsible for the oversight of the Company’s risk management practices, including the review and approval of an enterprise risk management (“ERM”) framework. Titan Medical’s intention to build a commercially competitive robotic-assisted surgical system requires the Company to consider environmental and social factors that will affect patients, surgeons and hospitals, employees and the Company’s ability to operate.

The Company has adopted several policies, guidelines and frameworks to reduce its environmental footprint including (i) the use of online collaboration tools to reduce travel, (ii) digital editing and signature tools to reduce printing, and (iii) delivery of Board and management material in electronic format through secure access websites. Furthermore, as of 2022, the Company has transitioned to the use of “notice and access” procedures to furnish proxy materials to shareholders over the internet. The Company believes that this delivery process will expedite shareholders’ receipt of proxy materials and lower the cost and reduce the environmental impact of the Meeting. On or about May 6, 2022, shareholders will be sent a notice and access notification containing instructions on how to access proxy materials for the fiscal year ended December 31, 2021. The notice and access notification also provides instructions on how to vote and includes instructions on how to receive a paper copy of the proxy materials by mail.

To assist in ensuring that the Company’s environment and social policies are well established, the Company has sought to directly control aspects of manufacturing while working with manufacturers based in the United States who also place an importance on such factors. In addition, with respect to privacy and data security, the Company has in place cyber risk safeguards and insurance to cover against such risks.

Audit Committee

The Board of Directors has established an Audit Committee, having a primary function to assist the Board in fulfilling its oversight responsibilities by evaluating and making recommendations to the Board, as appropriate, with respect to: (a) financial reporting; (b) external auditors, including their performance, qualifications, independence and audit of Titan's financial statements; (c) internal controls and disclosure controls; (d) financial risk management; (e) Titan’s Code; and (f) related party transactions.

To fulfill its duties and responsibilities, the Audit Committee evaluates and make recommendations to the Board, and has the authority to approve, as appropriate, matters relating to: (i) any general responsibilities, including, among other things, the creation and maintenance of an Audit Committee plan for the ensuing year and review and assessment of the Audit Committee charter; (ii) matters related to financial reporting, including an approval of Titan’s annual and interim financial statements, any related management’s discussion & analysis, financial statements to be used in prospectuses, other public disclosure documents or financial statements required by regulatory authorities and any financial information to be used in a press release; (iii) selection of the external auditors, considering both their independence and effectiveness, as well as the fees and other compensation to be paid to the external auditors; (iv) oversee the work of the external auditor engaged for the purposes of preparing or issuing an auditor's report or performing other audit, review or attest services for Titan; (v) monitor financial matters, internal controls, management systems and, in conjunction with the Corporate Governance and Nominating Committee, disclosure controls of Titan; (vi) review management’s assessment and management of financial risk; (vii) recommend to the Board any significant changes to the Code, monitor compliance with the Code and ensure that management has established a system to enforce the Code; (viii) oversee procedures in the Code for: (a) the receipt, retention and treatment of complaints received by Titan regarding accounting, internal controls or auditing matters and (b) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; (ix) review and pre-approve all proposed related party transactions and situations involving a potential or actual conflict of interest involving a director, member of executive management, or affiliate, that is not otherwise already required to be dealt with by an “independent committee”; and (x) oversee management’s compliance with laws respecting its audit function and recommend to the Board any changes to Titan’s practices in these areas.

The Audit Committee has direct communication channels with Titan’s auditors to discuss and review specific issues and has the authority to engage, select, retain, terminate, set and approve the fees, other compensation and other retention terms of special or independent counsel, accountants or other advisors, as it deems appropriate.

A copy of the Audit Committee charter is available on the Company’s website at www.titanmedicalinc.com.

Composition of the Audit Committee

The table below sets out the members of the Audit Committee as of December 31, 2021 and states whether they are financially literate and/or independent.

Director	Independent	Financially Literate
Cathy Steiner, Chair	Yes	Yes
Anthony J. Giovinazzo	Yes	Yes
Heather Knight	Yes	Yes

Members of the Company’s Audit Committee, Cathy Steiner (chair), Heather Knight and Anthony Giovinazzo, have been senior officers and/or directors of publicly traded companies and business executives for a number of years. In these positions, each individual has been responsible for receiving financial information relating to the entities of which they were directors or senior officers. They had or have developed an understanding of financial statements generally and understand how those statements are used to assess the financial position of a company and its operating results. Each member of the Audit Committee also has a significant understanding of the business in which the Company is engaged and has an appreciation for the relevant accounting principles for the Company’s business.

External Auditor Service Fees

The table below sets out the aggregate fees billed to the Company by BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants, located in Toronto, Ontario, PCAOB ID# 1227, the Company’s independent registered public auditing firm, in each of the last two years. The Audit Committee has adopted procedures for the engagement of non-audit services as described in section 3 of its charter under “Duties and Responsibilities”.

Financial Year Ended	Audit Fees(1) (US$)	Audit-Related Fees(2) (US$)	Tax Fees(3) (US$)	All Other Fees(4) (US$)
December 31, 2021	$96,988	$22,832	$17,970	$11,081
December 31, 2020	$70,779	$37,064	$7,058	$47,855
(1)	“Audit Fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s financial statements for the financial year.
(2)	“Audit-Related Fees” are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to performing the audit or reviewing the Company’s interim financial statements.
(3)	“Tax Fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” were amounts paid for audit related services including regulatory filings and comfort letters in connection with prospectus offerings completed during the calendar year.

Human Resources and Compensation Committee

Compensation matters are dealt with by the Human Resources and Compensation Committee (the “HRCC”) of the Company. The function of the HRCC is to assist the Board in discharging the Board’s oversight responsibilities relating to the compensation and retention of key senior management employees with the skills and expertise needed to enable Titan to achieve its goals and strategies at fair and competitive compensation, including appropriate performance incentives. After considering inputs from senior management, the HRCC makes a recommendation to the Board for approved compensation terms for each officer of the Company, including the chief executive officer.

The HRCC reviews and assess the competitiveness and appropriateness of the compensation based on, among other things, (i) compensation in the prior year, (ii) an evaluation of officer performance, (iii) Titan’s financial and operating performance, (iv) whether the compensation reflects an appropriate balance between short and long-term incentives and alignment with the interests of shareholders and (v) a total compensation and wealth accumulation analysis. The committee recommends the structure of such compensation in terms of the amount of cash, options or other form of security compensation. In addition, the HRCC makes recommendations to the Board regarding director compensation and periodically reviews the alignment of Titan’s compensation programs, including incentive compensation programs. It also periodically reviews successions plans for the Chair of the Board of Directors, the CEO and other senior positions and make recommendations to the Board with respect to the selection of individuals to occupy these positions.

The members of the HRCC have several years of relevant experience, having served as officers and/or directors of other companies.

As of December 31, 2021, all three members of the HRCC, namely, Cary G. Vance (chair), Cathy Steiner and Heather Knight are considered to be independent directors. The HRCC met two times during the financial year ended December 31, 2021.

Other Board Committees

Other than the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance and Nominating Committee, the Board has no standing committee. From time to time, the Board may setup ad-hoc committees for specific items and has presently setup a CEO Search Committee. The Search Committee has engaged a top-tier search firm and will evaluate and recommend candidates to the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Circular, no director or executive officer of the Company, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

ADDITIONAL INFORMATION

Financial information for the Company is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for the most recently completed financial year. This information and additional information relating to the Company can be found on SEDAR at www.sedar.com and on the Company’s website at www.titanmedicalinc.com. Copies of the above and other disclosure documents of the Company may also be obtained from the Secretary of the Company upon request.

DIRECTORS’ APPROVAL

The contents and the distribution of this Circular have been approved by the Board of Directors.

DATED the 27th day of April, 2022.

(signed) “Paul Cataford”
Chairman of the Board Interim President and Chief Executive Officer Titan Medical Inc.

SCHEDULE “A” BOARD OF DIRECTORS MANDATE [ See Attached ]

TITAN MEDICAL INC. BOARD OF DIRECTORS MANDATE INTRODUCTION The board of directors (the " Board ") of Titan Medical Inc . (the " Company ") is elected by the shareholders of the Company and is responsible for the stewardship of the Company . The purpose of this mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities . Chair of the Board of Directors The Chair of the Board (the " Chair ") will be appointed by the Board, after considering the recommendation of the Company's Corporate Governance and Nomination Committee, for such term as the Board may determine . Independence The Board will be comprised of a majority of independent directors, as established by applicable laws and Rule 5605 of the Nasdaq Stock Market Rules and the rules of any stock exchanges upon which the Company's securities are listed, including section 3 . 1 of National Policy 58 - 201 - Corporate Governance Guidelines . Where the Chair is not independent, the independent directors may select one of their number to be appointed lead director of the Board for such term as the independent directors may determine . The Chair or lead director, if appointed, will chair regular meetings of the independent directors and assume other responsibilities that the independent directors as a whole have designated . Role and Responsibilities of the Board The role of the Board is to act honestly and in good faith and act in the best interest of the Company, and each member of the Board must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances . The Board is ultimately accountable and responsible for providing independent, effective leadership in supervising the management of the business and affairs of the Company . The responsibilities of the Board include: adopting a strategic planning process; risk identification and ensuring that procedures are in place for the management of those risks; the Company's internal control and management information systems; review and approve annual operating plans and budgets; corporate social responsibility, ethics and integrity; review the integrity of the Chief Executive Officer (CEO) and the other executive officers and ensure that the CEO and other executive officers create a culture of integrity;

2 succession planning, including the appointment, training and supervision of management; delegations and general approval guidelines for management; monitoring financial reporting and management; monitoring internal control and management information systems; corporate disclosure and communications including the adoption of a Corporate Disclosure Policy, which shall serve as the communication policy for the Company ; adopting measures for receiving feedback from stakeholders; adopting key corporate policies designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct their business ethically and with honesty and integrity ; developing the Company's approach to governance ; and such other items as required by law including the Business Corporations Act (Ontario) . Meetings of the Board will be held at least quarterly, with additional meetings to be held depending on the state of the Company's affairs and in light of opportunities or risks which the Company faces . After each meeting of the Board, the directors will meet in camera without management being present . In addition, separate meetings of the independent directors of the Board may be held at which members of management and the non - independent directors are not present . The Board will delegate responsibility for the day - to - day management of the Company's business and affairs to the Company's senior officers and will supervise such senior officers appropriately . The Board may delegate certain matters it is responsible for to Board committees, presently consisting of the Audit Committee, Corporate Governance and Nominating Committee, and Human Resources and Compensation Committee . Strategic Planning Process and Risk Management The Board will adopt a strategic planning process to establish objectives and goals for the Company's business and will review, approve and modify as appropriate the strategies proposed by senior management to achieve such objectives and goals . The Board will review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company's business and affairs . The Board, in conjunction with management, will identify the principal risks of the Company's business and oversee management's implementation of appropriate systems to effectively monitor, manage and mitigate the impact of such risks . Succession Planning, Appointment and Supervision of Management The Board will approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the CEO or any person acting in such capacity, and the other senior officers of the Company, and will also approve the compensation of the CEO or any person acting in such capacity, and the other senior officers of the Company .

3 In furtherance of the succession plan, the Board shall monitor senior management and oversee their training. Delegations and Approval Authorities The Board will delegate to the CEO, or any person acting in such capacity, senior management authority over the day - to - day management of the business and affairs of the Company. Corporate Disclosure and Communications The Board will seek to ensure that all corporate disclosure complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which the Company's securities are listed and the Corporate Disclosure Policy . In addition, the Board will adopt procedures that seek to ensure the security holders have a direct contact to a designated individual in order to provide them with corporate information . Corporate Policies The Board will adopt and monitor compliance of the policies and procedures, which are designed to ensure that the Company, its directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company's business ethically and with honesty and integrity . Principal policies consist of : Code of Conduct; Insider Trading Policy; and Whistleblower Policy Review of Mandate The Corporate Governance and Nominating Committee will annually review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration . The Board may, from time to time, amend this Mandate . The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively . The terms of this Mandate are not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part . Last reviewed and approved by the Board of Directors: February 2022

SCHEDULE “B” SHARE UNIT PLAN [ See Attached ]

TITAN MEDICAL INC. SHARE UNIT PLAN ARTICLE 1 RECITALS 1. Purpose . Titan Medical Inc. (together with any successor thereto, the “ Corporation ”) wishes to establish this Titan Medical Inc. Share Unit Plan (the “ Plan ”) in order to: (a) encourage selected Eligible Employees and Service Providers of the Corporation and its Affiliates to: (i) acquire a proprietary interest in the growth and performance of the Corporation, (ii) generate an increased incentive to contribute to the Corporation’s future success and prosperity, and (iii) align the interests of such Eligible Employees and Service Providers with the Corporation’s long - term strategy and with the interests of the Corporation’s shareholders, and (b) enhance the ability of the Corporation and its Affiliates to attract and retain exceptionally qualified individuals upon whom, in large measure, the sustained progress, growth and profitability of the Corporation depend . ARTICLE 2 DEFINITIONS 1. Definitions . As used in the Plan, the following terms shall have the meanings set forth below: (a) “ Affiliate ” means : (i) any entity that, directly or through one or more intermediaries, is controlled by the Corporation and (ii) any entity in which the Corporation has a significant equity interest, as determined by the Board . (b) “ Applicable Law ” means, with respect to any Person, property, transaction, event or other matter, any law, rule, statute, regulation, order, judgment, decree, treaty or other requirement having the force of law (collectively, the “ Law ”) relating or applicable to such Person, property, transaction, event or other matter . Applicable Law also includes, where appropriate, any interpretation of the Law (or any part thereof) by any Governmental Body having jurisdiction, or charged with its administration or interpretation .

2 (c) “ Applicable Withholding Taxes ” means any and all taxes and other source deductions or other amounts which the Corporation is required by law to withhold from any amounts to be paid or credited hereunder . (d) “ Award ” means any award of Restricted Share Units or Performance Share Units granted under the Plan . (e) “ Award Agreement ” means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Corporation as evidencing any Award granted under the Plan . (f) “ Award Date ” means in respect of : (i) RSUs awarded to a Non - Employee Director, unless otherwise determined by the Board, the date of the Award Agreement ; or (ii) Dividend RSUs awarded to a Non - Employee Director in accordance with Section 4 . 5 , the next Business Day following the applicable dividend payment date . (g) “ Board ” means the board of directors of the Corporation as constituted from time to time. (h) “ Business Day ” means a day, other than a Saturday or Sunday, on which banking institutions in Toronto, Ontario are not authorized or obligated by law to close. (i) “ Cash Compensation ” means the portion of a Non - Employee Director’s compensation that has been determined by the Board to be payable in cash unless the Non - Employee Director makes an election to receive it in RSUs, which election shall be substantially in the form attached hereto as Schedule B for Non - U . S . Participants or Schedule C for U . S . Participants . (j) “ Cause ”, with respect to a Participant shall, if such Participant has entered into a written employment agreement with the Corporation or an Affiliate that is in force and contains a definition of “ Cause ”, have the meaning given to the term in that agreement, or, if no such agreement exists, or if “ Cause ” is not defined therein, then Cause will have the following meaning, provided that the existence of Cause shall be determined in good faith by the Board or a designee of the Board : (i) misconduct which constitutes a material breach of any of the Participant’s obligations to the Corporation, or an Affiliate, including any material obligations set forth in any written agreement governing the terms of the Participant’s employment and such breach, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant ; (ii) fraud, embezzlement, theft or other material dishonesty by the Participant with respect to the Corporation, or an Affiliate; (iii) breach of his or her fiduciary duties to the Corporation, or an Affiliate, or misconduct which has, or could reasonably be expected to have, a material

- 3 - adverse effect upon the business, interests or reputation of the Corporation, or an Affiliate, and such breach or conduct, if curable, has not been cured within fifteen (15) days after written notice by the Corporation, or the affected Affiliate, to the Participant ; (iv) indictment or entering of a guilty plea for any indictable offence or felony or an analogous offence under the laws of another jurisdiction; (v) refusal or failure to attempt in good faith to follow or carry out the reasonable instructions of the Board which failure, if curable, does not cease within fifteen (15) days after written notice of such failure is given to the Participant by the Board ; or (vi) any other act or omission of the Participant that would at law permit an employer to, without notice or payment in lieu of notice, terminate the employment of such Participant . Notwithstanding the foregoing, to the extent that an alternative definition of Cause is provided in the Participant’s Award Agreement, “Cause” shall have the meaning assigned thereto ; provided that any alternative definition of Cause in the Award Agreement shall govern and supersede any alternative definition of Cause in any applicable employment agreement to the extent of any inconsistencies between such definitions . (k) “ Change of Control ” means any occurrence of the following events: (i) the completion of a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization, arrangement or other business combination of the Corporation with any subsidiary) ; (ii) the acquisition of all or substantially all of the outstanding common shares of the Corporation pursuant to a take - over bid; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board. (l) “ Change of Control Termination ” means , provided in each case such event occurs within eighteen (18) months following a Change of Control without the Participant’s consent : (i) any termination by the Corporation of the employment of a Participant, as a result of a Change of Control ;

4 (ii) any requirement by the Corporation or by any applicable Affiliate that the Participant’s principal office be relocated more than 100 kilometers (or 60 miles as applicable) away from where it was prior to a Change of Control ; (iii) any change in the Participant’s title, reporting relationship, responsibilities or authority as in effect immediately prior to any Change of Control which adversely affects to a material degree the Participant’s role in the management of the Corporation or of any Affiliate, as applicable ; (iv) any material reduction in value of the Participant’s compensation including, but not limited to, salary and any pension plan, stock option plan, investment plan, profit sharing plan, savings plan, bonus plan or life insurance, medical plans or disability plans or other employee benefit plan provided by the Corporation (or by any Affiliate if applicable) to and in which the Participant is participating or under which the Participant is covered, all as in effect immediately prior to any Change of Control ; or (v) the assignment to the Participant, following a Change of Control of any significant, ongoing duties which are inconsistent with the Participant’s skills, position (including status, offices, titles and reporting requirements), authority, duties or responsibilities prior to the Change of Control, or any other action by the Corporation or by any applicable Affiliate which results in substantial diminution in such position . (m) “ Code ” means the U.S. Internal Revenue Code of 1986, as amended. (n) “ Committee ” means the Human Resources or Compensation Committee of the Board or any other committee comprising either the Board or such members or committee(s) of the Board as may be designated by the Board . (o) “ Director Election Form for U . S . Participants ” means a notice substantially in the form set out as Schedule C, as amended by the Committee from time to time . (p) “ Disability ” in relation to a Participant means qualification for long - term disability benefits under the long - term disability plan of the Corporation or of an Affiliate . (q) “ Dividend RSUs ” means a further right to acquire a fully - paid and non - assessable Share granted in accordance with Section 4 . 5 . (r) “ Eligible Employee ” means a regular full - time or part - time employee of the Corporation or of an Affiliate of the Corporation, including an officer or Non - Employee Director, and may at the discretion of the Committee include an employee who is on leave of absence from the Corporation, but does not include a probationary employee, a temporary full - time or part - time employee .

- 5 - (s) “ ESPP ” means the Corporation’s employee share purchase plan, as amended, restated or supplemented from time to time; (t) (s) “ Exercise Date ” means (i) for a non - U . S . Participant, the date or dates specified by such Participant in a Notice of Exercise which shall not be later than the Exercise Deadline, (ii) for a non - U . S . Participant, in the event of the death of the Participant prior to the Participant otherwise ceasing to hold all positions with the Corporation and its Affiliates, the date of death of the Participant, and (iii) for a U . S . Participant, the permissible payment dates or events specified in the Director Election Form for U . S . Participants, or as specified in Schedule A if a Director Election Form for U . S . Participants has not been executed . (u) (t) “ Exercise Deadline ” means five (5) years from the Award Date, such earlier date as contemplated in Section 6 . 5 , or such other date as determined by the Board or Committee . (v) (u) “ Fair Market Value ” on a particular date shall mean the closing price of the Shares on that date as reported on the TSX or Nasdaq, as applicable, or if the TSX or Nasdaq, as applicable, is not open on such date, the immediately preceding date on which the applicable stock exchange is open . If the Shares are not listed and posted for trading on the applicable stock exchange at the relevant time, it shall be the fair market value of the Share, as determined by the Board acting in good faith . (w) (v) “ Forfeiture Date ” means the date, as determined by the Committee in its discretion, on which a Participant : (i) resigns from employment with the Corporation or with an Affiliate as contemplated in Section 6.1; (ii) is terminated for Cause as contemplated in Section 6.2; or (iii) is terminated by the Corporation or by a Subsidiary without Cause as contemplated in Section 6 . 3 (not taking into account any period of notice or pay in lieu of notice which follows the Participant’s last day of actual and active employment) . (x) (w) “ Governmental Body ” means any government, parliament, legislature, regulatory authority, agency, commission, board or court or other law - making entity, rule - making entity, or regulation - making entity having or purporting to have jurisdiction on behalf of any nation or state or province or other subdivision thereof including any municipality or district or county . (y) (x) “ Grant Date ” means the date on which an Award is granted pursuant to the Plan .

6 (z) (y) “ Insider ” means (i) an insider of the Corporation, as defined in the Securities Act (Ontario) other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Corporation, and (ii) an associate of any person who is an insider by virtue of (i) above ; (aa) (z) “ Market Shares ” mean Shares purchased in the open market on the TSX, Nasdaq, or on any other securities exchange where Shares are traded. (bb) (aa) “ Nasdaq ” means the NASDAQ Stock Market LLC or any successor thereto. (cc) (bb) “ Non - Employee Director ” means a member of the Board that is not a full - time or part - time employee of the Corporation. (dd) (cc) “ Notice of Exercise ” means a notice substantially in the form set out as Schedule D, as amended by the Committee from time to time. (ee) (dd) “ Participant ” means an Eligible Employee or Service Provider designated to be granted an Award under the Plan. (ff) (ee) “ Payment Value ” means the value of an Award on the Vesting Date, which shall be calculated using a formula determined by the Committee at the time of grant based on either (i) the Fair Market Value of one Share as of the day immediately preceding the Vesting Date multiplied by the number of Share Units held by the Participants on the Vesting Date, or (ii) an average of the Fair Market Value of one Share over a specified number of days prior to the Vesting Date multiplied by the number of Share Units held by the Participant on the Vesting Date . (gg) (ff) “ Performance Criteria ” means any quantitative and/or qualitative measures, as determined by the Committee, which may be used to measure the level of performance of the Corporation, any applicable Affiliate or any individual Participant during a Vesting Period, and may include arrangements under which the grant, issuance, retention, vesting and/or transferability of any applicable Award is subject to such criteria and such additional conditions or terms as may be designated by the Committee . (hh) (gg) “ Performance Multiplier ” has the meaning described in Section 5.2(c). (ii) (hh) “ Performance Share Unit ” or “ PSU ” means any right granted under this Plan which is subject to inter alia , a Vesting Period and Performance Criteria. (jj) (ii) “ Person ” means any individual (whether acting as an executor, trustee, administrator, legal representative or otherwise), corporation, estate, firm, partnership, limited partnership, sole proprietorship, syndicate, joint venture, trustee, trust, association, joint stock company, business trust, limited liability company, government or any department or agency thereof, unincorporated organization or association, and pronouns have a similar extended meaning .

- 7 - (kk) (jj) “ Restricted Share Unit ” or “ RSU ” means any right granted under this Plan which is subject to, inter alia , a Vesting Period. (ll) (kk) “ Retirement ” means the retirement of a Participant from the employ of the Corporation or any Affiliate whereupon the Participant does not take up full - time employment with any other employer so long as the Participant is the holder of any outstanding Award, provided that in all cases, Retirement of a Participant will not be deemed to have occurred unless the Participant is at least 65 years of age at the time of Retirement . (mm) (ll) “ Service Provider ” means any person engaged by the Corporation or by any Affiliate of the Corporation to provide services (i) where the person is in the United States, on a continuous basis for an initial, renewable or extended period of twelve months or more and, in the United States, shall only include those persons who may participate in an “Employee Benefit Plan” as set forth in Rule 405 of the U . S . Securities Act, or (ii) where the person is outside the United States, the said person meets the definition of a “consultant” as such term is defined in National Instrument 45 - 106 - Prospectus Exemptions ; provided that such person is a natural person, provides bona fide services to the Corporation and such services are not in connection with the offer or sale of securities in a capital - raising transaction and do not directly or indirectly promote or maintain a market for the Corporation’s securities ; (nn) (mm) “ Share Compensation Arrangement ” means any stock option performance share unit, restricted share unit, stock option plan, share unit plan, long - term or short - term incentive plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a purchase of Shares from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise . (oo) (nn) “ Shares ” mean the common shares of the Corporation and such other securities as may become the subject of Awards, or become subject to Awards, pursuant to an adjustment made pursuant to the provisions of Article 4 of the Plan . (pp) (oo) “ Share Units ” mean, collectively, Performance Share Units and Restricted Share Units. (qq) (pp) “ Tax Act ” means the Income Tax Act (Canada), as amended from time to time. (rr) (qq) “ Trading Day ” means any day on which the TSX or Nasdaq is open for business. (ss) (rr) “ TSX ” means the Toronto Stock Exchange or any successor thereto.

8 (tt) (ss) “ U . S . Participant ” means a current or former Non - Employee Director who is a United States citizen or resident alien as defined for purposes of Section 7701 (b)(1)(A) of the Code . (uu) (tt) “ Vesting Date ” means the last Trading Day of the Vesting Period determined in accordance with Sections 5.2(a), 5.2(b) and 5.2(c). (vv) (uu) “ Vesting Period ” means any period as determined by the Committee, during which period the Participant who is the beneficiary of an Award must remain continuously employed by the Corporation or by any Affiliate, unless otherwise provided for in this Plan . A Participant will be considered employed by the Corporation or an Affiliate only up until the Participant’s last day of actual and active employment with the Corporation or Affiliate, not including any notice period . For greater certainty, no period of notice of termination or pay in lieu thereof that is given (or that ought to have been given) in respect of any termination of employment will be considered as extending a Participant’s period of employment for the purpose of determining his or her entitlements under this Plan . In case of doubt as to an individual’s status as an Eligible Employee or Service Provider during the Vesting Period, the determination of the Committee shall be final . 2. Extended Meanings . In this Plan, words importing the singular number include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders and vice versa . 3. Calculation of Time Periods . In this Agreement, except as otherwise expressly provided, when calculating the period of time within which or following which any act is to be done or step taken, such period will exclude the first day referenced in the period and include the last day referenced in the period and if the last day of the period is not a Trading Day, the period in question will end on the next Trading Day . 4. Headings . The division of this Plan into articles, sections, and subsections, and the use of headings, is for convenience of reference only and will not modify or affect the interpretation or construction of this Agreement . 5. Use of the word Including . The word “includes” or “including” shall mean “includes without limitation” or “including without limitation”, respectively .

- 9 - ARTICLE 3 ADMINISTRATION 1. Committee to Interpret Plan . Except as otherwise provided herein, the Plan shall be administered by the Committee, which shall have the power to interpret the Plan and to adopt such rules and guidelines for implementing the terms of the Plan as it may deem appropriate . The Committee shall have the ability to modify the Plan provisions, to the extent necessary, or delegate such authority, to accommodate any changes in Applicable Law in jurisdictions in which Participants will receive Awards . 2. Power of the Committee . Subject to the terms of the Plan and Applicable Law, the Committee shall have full power and authority to : (a) designate Participants; (b) determine the type or types of Awards to be granted to each Participant under the Plan ; (c) determine the number of Share Units to be covered by Awards (or to determine whether any payments, rights, or other matters are to be calculated in connection with Awards) ; (d) determine the terms and conditions of any Award; (e) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Market Shares, other securities or other Awards, or cancelled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited, or suspended ; (f) determine any acceleration of exercisability or vesting, or waiver of termination or forfeiture regarding any Share Unit, based on such factors as the Committee may determine ; (g) determine whether, to what extent, and under what circumstances cash, Market Shares, other securities, other Awards, and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Committee ; (h) interpret and administer the Plan and any instrument or agreement relating to, or Award made under, the Plan ; (i) establish, amend, suspend, or waive such rules and guidelines; (j) appoint such agents as it shall deem appropriate for the proper administration of the Plan;

10 (k) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan; and (l) correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem desirable to carry the Plan into effect . 3. Procedure . The following shall be the process for the granting of Awards: (a) the Board shall have the sole power, prerogative and authority to grant Share Units to Participants ; (b) the Committee shall be responsible for recommending any grant of Share Units, and shall do so by making a written proposal to the Board at a regularly scheduled Board meeting, setting out the following : (i) the name of the Participants, (ii) with respect to each grant of Share Units, (A) the number allocated, (B) the proposed Grant Date, (C) the Performance Criteria and Performance Multiplier (only with respect to grants of Performance Share Units), (D) the Vesting Period and the Vesting Date, (E) the Exercise Date and Exercise Deadline (only with respect to grants of Restricted Share Units and Dividend Restricted Share Units to Non - Employee Directors), (F) the formula for calculating the Payment Value, and (G) any other applicable restrictions, which restrictions may lapse separately or in combination at such time or times, in such instalments or otherwise, as the Committee may deem appropriate ; (c) if there is no undisclosed material information regarding the Corporation at the meeting at which the grants are approved, the date of such meeting shall be considered the Grant Date ; if there is undisclosed material information at such meeting, the Grant Date shall be the second Trading Day after the disclosure by the Corporation of such information ; and (d) the administrative processing of the grants shall be completed in not more than four (4) Trading Days from the date of the report referred to in subclause 3 . 3 (d)

- 11 - above, including the issuance to Participants of a notice indicating at least all of the information referred to in sub - clause 3.3(b)(ii) above. 4. Administration of the Plan . Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award shall be within the sole discretion of the Committee, may be made at any time, and shall be final, conclusive, and binding upon all Persons, including the Corporation, any Affiliate, any Participant, any holder or beneficiary of any Award, any shareholder, and any employee of the Corporation or of any Affiliate . 5. Number of Shares to be issued under the Plan . Under the Plan and all of the other Share Compensation Plans Arrangements : (a) the maximum number of Shares issuable pursuant to outstanding Share Units and all other Share Compensation Arrangements , other than any Shares issued or issuable under the ESPP , shall not exceed 15 % of the Shares outstanding from time to time ; (b) the number of Shares of the Corporation that may be issued to any single Participant and his, her or its associates within any one - year period may not exceed 5 % of the issued and outstanding securities Shares of the Corporation ; (c) the number of Shares of the Corporation that may be issuable to any single Participant and his, her or its associates may not exceed 5 % of the issued and outstanding securities Shares of the Corporation ; (d) the number of Shares of the Corporation issuable to Insiders, at any time, under all Share Compensation Arrangements , other than any Shares issued or issuable under the ESPP , cannot exceed 15 % of the issued and outstanding securities Shares of the Corporation ; and (e) the number of Shares of the Corporation issued to Insiders, within any one year period, under all Share Compensation Arrangements , other than any Shares issued or issuable under the ESPP , cannot exceed 15 % of the issued and outstanding securities Shares of the Corporation . ARTICLE 4 ADJUSTMENT OF AWARDS 4 . 1 Adjustments for Awards . In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Shares, or other securities), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split - up, spin - off, combination, repurchase, or exchange of Shares or other securities of the Corporation, issuance of warrants or other rights to purchase Shares or other securities of the Corporation, or other similar corporate transaction or event or otherwise affects the Shares, then the Committee shall adjust the following in a manner that is determined by the Committee to be appropriate in order to prevent dilution or

12 enlargement of the benefits or potential benefits intended to be made available under the Plan: (a) the number and type of Share Units subject to outstanding Awards; (b) the grant, purchase, or exercise price with respect to any Award, or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding Award ; and (c) other value determinations applicable to outstanding Awards; provided, however, that the number of Performance Share Units or Restricted Share Units, as applicable, subject to any Award shall always be a whole number. 2. Adjustments of Awards Upon Certain Acquisitions . In the event the Corporation or any Affiliate shall assume outstanding employee compensation awards or the right or obligation to make such future compensation awards in connection with the acquisition of another business or another corporation or business entity, the Committee may make such adjustments, not inconsistent with the terms of the Plan, in the terms of Awards as it shall deem appropriate in order to achieve reasonable comparability or other equitable relationship between the assumed obligations and the Awards granted under the Plan as so adjusted . 3. Adjustments of Awards Upon the Occurrence of Certain Unusual or Nonrecurring Events . The Committee shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Corporation, any Affiliate, or the financial statements of the Corporation or any Affiliate, or of changes in Applicable Law, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Plan . 4. Treatment of Dividends . Notwithstanding any provision of Section 4 . 1 above, dividends declared by the Corporation, if any, shall be treated as if they had been invested in purchasing additional Restricted Share Units or Performance Share Units, as applicable, which shall be computed by dividing : (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Shares used in calculating the Award of Share Units recorded in the Participant’s account on the record date for the payment of such dividend, by (b) the Fair Market Value for the trading date immediately following the relevant dividend record date, with fractions computed to three decimal places . 5. Dividend Share Units . Notwithstanding Section 4 . 4 , when dividends (other than stock dividends) are paid on Shares prior to the Exercise Date in respect of Share Units granted to a Participant who is a Non - Employee Director, Dividend RSUs will be automatically granted to each Non - Employee Director who holds Share Units on the record date for such dividends . The number of such Dividend RSUs (rounded down to the nearest whole Dividend RSU) to be credited on the Award Date shall be determined by multiplying the

- 13 - aggregate number of Share Units held by the Non - Employee Director on the relevant dividend record date by the amount of the dividend paid by the Corporation on each Share, and dividing the result by the Fair Market Value of the Shares on the dividend payment date . ARTICLE 5 AWARDS 1. Evidence of Share Units . Any Share Units granted under the Plan will be evidenced by an Award Agreement between the Corporation and the Participant, which agreement will contain terms and conditions consistent with the Plan and as approved by the Board . 2. Vesting and Performance Metric . (a) For RSUs, other than RSUs granted to Non - Employee Directors, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third ( 3 rd ) anniversary of the Grant Date . Vesting for RSUs is based solely on a Participant’s continued employment with the Corporation or Affiliate throughout the Vesting Period . (b) For RSUs granted to Non - Employee Directors in lieu of Cash Compensation, RSUs and related Dividend RSUs shall vest immediately as at each applicable Award Date . For all other RSUs and Dividend RSUs granted to Non - Employee Directors, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be the earlier of the Corporation’s next Annual General Meeting following the Grant Date of the RSUs, or the first ( 1 st ) year anniversary from the Grant Date of the RSUs . (c) For PSUs, unless otherwise determined by the Committee and stated in the Award Agreement, the Vesting Date shall be on the third ( 3 rd ) anniversary of the Grant Date . Each Award Agreement will describe the Performance Criteria that must be achieved for such PSUs to vest as of the end of the Vesting Period, provided the Participant is continuously employed by or in service with the Corporation or any of its Affiliates from the Grant Date until such Vesting Date . The Award Agreement may provide that the number of Shares that each PSU entitles the Participant to, being one Share, will be multiplied by a factor (the “ Performance Multiplier ”) such that each PSU will entitle the Participant to more than or less than one Share . The number of PSUs that will vest as of the end of the Vesting Period will be : (i) the number of PSUs allocated, subject to meeting the Performance Criteria, or (ii) if a Performance Multiplier is used, the number of PSUs allocated, subject to meeting the Performance Criteria, multiplied by the Performance Multiplier .

14 3. Awards may be Granted Separately or Together . Awards may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award or any compensation award granted under any other plan of the Corporation or of any Affiliate . Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with compensation awards granted under any other plan of the Corporation or any Affiliate, may be granted either at the same time as or at a different time from the grant of such other Awards or obligations . 4. Payment under Awards . Except as provided in the Award Agreement or any other provision of this Plan, all of the vested Share Units covered by a particular grant and any related Share Units credited pursuant to Section 4 . 4 will be settled on the first Business Day following the Vesting Date for the Payment Value, but in no event later than December 31 of the third calendar year following the year in which the Grant Date in respect of the Share Units occurred . Subject to the terms of the Plan and of any applicable Award Agreement, payments or transfers to be made by the Corporation or an Affiliate upon the settlement of an Award may be made in such form or forms as the Committee shall determine, including, without limitation, cash, Market Shares, Shares issued from treasury other securities or other Awards, or any combination thereof, and may be made in a single payment or transfer . 5. Payment under Awards for Non - Employee Directors . Notwithstanding any other provision of the Award Agreement or any other provision of this Plan, no Award and no right under any such Award to Non - Employee Directors shall be settled in part or in whole by cash, Market Shares, other securities or any combination thereof . For greater certainty, no Share Units settled in favour of a Non - Employee Director may be made in any form other than Shares issued from treasury . 6. Limits on Transfer of Awards . Except as provided by the Committee, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution ; provided, however, that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant with respect to any Award upon the death of the Participant . Each Award, and each right under any Award, shall be exercisable, during the Participant’s lifetime, only by the Participant or, if permissible under Applicable Law, by the Participant’s guardian or legal representative . No Award, and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Corporation or any Affiliate . 7. Conditions and Restrictions Upon the Share Units Subject to Awards . The Committee may provide that any Share Units which are subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the grant, vesting or settlement of such Award, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award . Notwithstanding the provisions of this Section 5 . 7 or any

- 15 - other provisions of the Plan, any and all Performance Share Units or Restricted Share Units, as applicable, subject to or issued under an Award other than Share Units awarded to Non - Employee Directors must be settled and paid by December 31 of the third calendar year of the year following the year in which the services giving rise to the award were rendered . In addition, all Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933 , as amended, or an exemption from such registration requirements . ARTICLE 6 TERMINATION OF EMPLOYMENT; CHANGE OF CONTROL 1. Voluntary Resignation of the Participant . If a Participant resigns from employment with the Corporation or with an Affiliate (other than as a result of a Change of Control Termination, Retirement, death or Disability), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards . All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan . 2. Termination for Cause . If the employment of a Participant with the Corporation or with an Affiliate is terminated for Cause (other than as a result of a Change of Control Termination), the Participant shall, effective on the relevant Forfeiture Date, cease to be a Participant, and the former Participant shall forfeit all rights in respect of the Participant’s Awards . All such Awards shall be cancelled effective at the commencement of the relevant Forfeiture Date and no distribution shall be made to the former Participant in relation to such forfeited Awards under the Plan . 3. Termination Without Cause . If the employment of a Participant with the Corporation or with an Affiliate is terminated without Cause (other than as a result of a Change of Control Termination), any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period . With respect to any Awards of Performance Share Units, any accelerated vesting will be determined by the Committee and may vary depending on the specific nature of the performance - based vesting condition and the proration of the unvested PSUs . 4. Change of Control Termination . If the employment of a Participant with the Corporation or with an Affiliate is affected by a Change of Control Termination, all unvested Awards shall vest immediately upon the Change of Control Termination and the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of Change of Control Termination, provided however that the Participant shall have the option of exercising his or her rights under the Awards at any later date in the calendar year in which the Change of Control Termination occurs, subject to Applicable Law . For the purposes of this paragraph, all Performance Criteria with respect to any

16 Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date. 5. Change of Control . The Corporation shall have the power in the event of a Change of Control to make such arrangements as it shall deem appropriate for the settlement of outstanding RSUs, including the acceleration of the Exercise Deadline in respect of RSUs granted to Non - Employee Directors who are not U . S . Participants to a date prior to or on the date of the Change of Control . 6. Death, Disability or Retirement . (a) Death . If a Participant dies before all or a portion of such Awards have vested, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such deceased Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period . With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met . The Committee will be under no obligation to perform its obligations pursuant to the provisions of this Section 6 . 6 (a) until the Committee receives satisfactory evidence of the Participant’s death from the authorized legal representative of the deceased Participant . (b) Disability or Retirement . If a Participant ceases to be an Eligible Employee or Service Provider of the Corporation or an Affiliate due to Retirement or Disability, any unvested Awards will vest at the end of the relevant Vesting Period based upon a ratio where the numerator is the number of months such former Participant was employed during the relevant Vesting Period (rounded down to the nearest whole number) and the denominator is the total number of months of the relevant Vesting Period . With respect to any Awards of Performance Share Units, the ratio specified in the previous sentence is subject to any Performance Criteria applicable to the relevant Award of Performance Share Units, and to the Committee’s interpretation regarding whether these Performance Criteria have been met . 7. Discretion with Respect to Unvested Award . Notwithstanding any provision of this Article 6 , the Committee, in its sole discretion, may approve the vesting or settlement of any unvested Awards which result from any activities described in Sections 6 . 1 , 6 . 2 , 6 . 3 , 6 . 4 , 6 . 5 or 6 . 6 above . Settlement of any Payment Value resulting from the exercise of any rights referenced in this ARTICLE 6 may be made in cash, Market Shares, Shares issued from treasury or other securities pursuant to the provisions of the applicable Award Agreement or pursuant to any other agreement, written or otherwise, as applicable .

- 17 - ARTICLE 7 AMENDMENT AND TERMINATION OF PLAN 1. Amendment and Termination of the Plan . Except to the extent prohibited by Applicable Law and unless otherwise expressly provided in an Award Agreement or in the Plan : (a) Amendments to the Plan . The Committee may amend, alter, suspend, discontinue, or terminate the Plan, in whole or in part ; provided , however , that if shareholder approval is required by Applicable Law or by regulation or rule of the TSX or Nasdaq, no material amendment shall be made without the prior approval of the Corporation’s shareholders . (b) Amendments to Awards . The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively . No such amendment or alteration shall be made which would impair the rights of any Participant, without such Participant’s consent, under any Award theretofore granted, provided that no such consent shall be required with respect to any amendment or alteration if the Committee determines in its sole discretion that such amendment or alteration either : (i) is required or advisable in order for the Corporation, the Plan or the Award to satisfy or conform to any Applicable Law or to meet the requirements of any accounting standard, or (ii) is not reasonably likely to significantly diminish the benefits provided under such Award . (c) No such amendment to the Plan shall cause the Plan to cease to be a plan described in paragraph (k) of the definition of “salary deferral arrangement” in subsection 248 (1) of the Tax Act or any successor to such provision . ARTICLE 8 GENERAL PROVISIONS 1. No Rights to Awards . No Eligible Employee, Service Provider, Participant or other Person shall have any claim to be granted any Award under the Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Eligible Employees, Service Providers, Participants, or holders or beneficiaries of Awards under the Plan . The terms and conditions of Awards need not be the same with respect to each recipient . 2. No Voting Rights . Under no circumstances shall Awards of Share Units entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of receiving Share Units pursuant to an Award . 3. Withholding .

18 (a) So as to ensure that the Corporation or any Affiliate, as applicable, will be able to comply with the applicable provisions of any federal, provincial, state or other law relating to the withholding of tax or other required deductions (including on the amount, if any, includable in the income of an Eligible Employee or Service Provider) the Corporation or any Affiliate, as applicable, may withhold or cause to be withheld from any amount payable to an Eligible Employee or Service Provider under this Plan as may be necessary to permit the Corporation or any such Affiliate, as applicable, to so comply (the “ Applicable Withholding Taxes ”) . (b) It is the responsibility of the Participant to complete and file any tax returns which may be required within the periods specified in applicable laws as a result of the Participant’s participation in the Plan . The Corporation shall not be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan . (c) Notwithstanding any other provision contained herein, a Participant shall be responsible for all Applicable Withholding Taxes resulting from his or her receipt of Share Units, Shares or other property pursuant to this Plan . For greater certainty, unless not required under the Tax Act or any other applicable law, no Share Units will be settled until : (i) an amount sufficient to cover the Applicable Withholding Taxes payable on the settlement of Share Units has been received by the Corporation (or withheld by the Corporation from any other remuneration owed to the Participant) ; (ii) the Participant has authorized the Corporation, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Corporation determines, a portion of the Shares issued hereunder to realize cash proceeds to be used to satisfy the Applicable Withholding Taxes ; or (iii) the Participant has made other arrangements acceptable to the Corporation to fund the Applicable Withholding Taxes. 4. No Limit on Other Compensation Arrangements . Nothing contained in the Plan shall prevent the Corporation or any Affiliate from adopting or continuing in effect other or additional compensation arrangements and such arrangements may be either generally applicable or applicable only in specific cases . 5. No Right to Employment . The grant of an Award shall be construed as giving a Participant the right to be retained in the employ of the Corporation or any Affiliate . Further, the Corporation or an Affiliate may at any time dismiss a Participant from employment, free from any liability, or any claim under the Plan, unless otherwise expressly provided in the Plan or in any Award Agreement . 6. Governing Law . The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with the laws of the

- 19 - Province of Ontario and the federal laws of Canada applicable therein without regard to conflict of law. 7. Severability . If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or under any Applicable Law, or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to such law, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Applicable Law, Person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect . 8. No Trust or Fund Created . Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation or any Affiliate and a Participant or any other Person . To the extent that any Person acquires a right to receive payments from the Corporation or any Affiliate pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Corporation or any Affiliate . 9. No Fractional Market Shares . No fractional Market Shares shall be delivered pursuant to the Plan or any Award . Any fractional Market Shares which would otherwise be delivered pursuant to the Plan or any Award will be settled in cash . 10. No Representations or Covenants with Respect to Tax Qualification . Although the Corporation may endeavour to : (i) qualify an Award for favourable Canadian or foreign tax treatment or (ii) avoid adverse tax treatment, the Corporation makes no representation to that effect and expressly disavows any covenant to maintain favourable or avoid unfavourable tax treatment . The Corporation shall be unconstrained in its corporate activities without regard to the any potential negative tax affects to holders of Awards under the Plan . 11. Awards to Foreign Employees . The Committee shall have the power and authority to determine which Affiliates shall be covered by this Plan and which employees who are located in a country other than Canada and the United States shall be eligible to participate in the Plan . The Committee may adopt, amend or rescind rules, procedures or sub - plans relating to the operation and administration of the Plan to accommodate the specific requirements of local laws, procedures, and practices . Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules, procedures and sub - plans with provisions that limit or modify : (i) rights on death, disability or retirement or on termination of employment ; (ii) available methods of exercise or settlement of an award ; (iii) payment of income, social insurance contributions and payroll taxes ; (iv) the withholding procedures and handling of any indicia of ownership which vary with national or local requirements of foreign jurisdictions . The Committee may also adopt rules, procedures or sub - plans applicable to

20 particular Affiliates or locations . The rules set forth in Schedule A to this Plan apply to any Participant who is a U . S . Taxpayer (as defined therein) and form a part of this Plan . 8 . 12 Compliance with Laws . The granting of Awards under the Plan shall be subject to : (i) all Applicable Laws, (ii) such approvals by all applicable Governmental Bodies, or (iii) such approvals by the TSX or any other applicable stock exchange on which the securities of the Corporation are listed, as may be required . The Corporation shall have no obligation to provide Awards of Share Units under the Plan prior to : (a) obtaining any approvals from all Governmental Bodies that the Corporation determines in its sole discretion are necessary or advisable ; and (b) completion of any registration or other qualification of the Share Units (if applicable) under all Applicable Laws or all of the rulings of all applicable Governmental Bodies that the Corporation determines in its sole discretion to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective . The inability or impracticability of the Corporation to obtain or maintain authority from any Governmental Body having jurisdiction, which authority is deemed by the Corporation’s counsel to be necessary to the lawful issuance and sale of any Share Units under the Plan shall relieve the Corporation of any liability in respect of the failure to issue or sell such Share Units as to which such requisite authority shall not have been obtained . ARTICLE 9 EFFECTIVE DATE OF THE PLAN, TERM 9 . 1 Effective Date of the Plan, Term . This amended and restated Plan incorporates a prior version of this Plan (“Prior Plan”) that became effective upon approval by shareholders of the Corporation on May 29 , 2019 and certain amendments to the Prior Plan approved by the Board on February 16 , 2021 .

- 21 - SCHEDULE A PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS The provisions of this Schedule A apply to Share Units held by a U . S . Taxpayer (as defined below, and which includes U . S . Participants as defined in the Plan) to the extent such Share Units are subject to U . S . Taxation . The following provisions apply, notwithstanding anything to the contrary in the Plan . All capitalized terms used in this Schedule A and not defined herein, shall have the meaning attributed to them in the Plan . “ Change of Control ” has the meaning ascribed to it in Section 2 . 1 (k) of the Plan, provided that such occurrence also meets the definition of “change in control event” within the meaning of Section 409 A . “ Change in Control Termination ” means, provided in each case such event occurs within eighteen (18) months following a Change of Control (as defined in this Schedule A) without the U . S . Taxpayer’s consent : (i) a termination of the employment of a U . S . Taxpayer (other than a Non - Employee Director) by the Corporation without Cause ; or (ii) a U . S . Taxpayer (other than a Non - Employee Director) terminates his or her employment as a result of reasons specified in subsections (ii) through (v) of Section 2 . 1 (l) of the Plan, provided that in each case such termination of employment constitutes a Separation from Service . “ Section 409 A ” means Section 409 A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder . “ Separation from Service ” means separation from service as defined under Section 409 A and applicable regulations and guidance . “ U . S . Taxpayer ” shall mean any person who is a U . S . citizen, U . S . permanent resident, or other person who has been granted or is eligible to be granted a Share Unit under the Plan that is otherwise subject to U . S . taxation . 1. Time of Settlement of Share Units for U . S . Taxpayers Other Than Non - Employee Directors . Nothing in Section 6 . 3 , Section 6 . 6 , or Section 6 . 7 of the Plan shall result in the acceleration of payment/settlement of Awards . Awards other than Share Units awarded to Non - Employee Directors will be settled in accordance with Section 5 . 4 of the Plan on the first Business Day following the Vesting Date set forth in the applicable Award Agreement or determined by application of Sections 5 . 2 (a), (b) or (c) of the Plan to the extent applicable, or if earlier, upon such U . S . Taxpayer’s Change in Control Termination (as defined in this Schedule A) . 2. Time of Settlement of Share Units of Non - Employee Directors . The Board may decide that a portion of annual director fees will be paid in Share Units (the “ Non - Elective Share Units ”), and a portion will be paid in cash (the “ Cash Compensation” ), provided that the Board may permit the director to elect instead to receive some or all of their Cash Compensation in Share Units (the “ Elective Share Units ”) . Share Units awarded to Non - Employee Directors will be redeemed by the Corporation on the date specified in the applicable Director Election Form

22 for U . S . Participants, or if no such form has been executed, on the earliest of the Non - Employee Director’s death, Separation from Service and (i) for Non - Elective Share Units, the calendar year immediately following the year in which the Non - Elective Share Units become vested, and (ii) for Elective Share Units, the second calendar year beginning after the year in which the Elective Share Units were earned . 3 . Change in Control Termination . For purposes of this Schedule A, Section 6 . 4 of the Plan is replaced in its entirety with the following : 6 . 4 Change of Control Termination . If a U . S . Taxpayer (as defined in Schedule A) other than a Non - Employee Director experiences a Change in Control Termination (as defined in Schedule A), all unvested Awards shall vest immediately upon such Change in Control Termination . In such case the Participant shall be entitled to the benefits of such Awards as though the Vesting Date is the date of such Change in Control Termination, and settlement of Share Units will occur as soon as administratively feasible thereafter, but in all cases by the end of the calendar year in which the Change in Control Termination occurred, or, if later, by the date that is two and one - half ( 2 ½) months following the date the Change in Control Termination occurred . For the purposes of this paragraph, all Performance Criteria with respect to any Performance Share Units shall be deemed to have been met at target on the relevant Vesting Date . 4. Specified Employees . Notwithstanding anything to the contrary in the Plan and this Schedule A, if a U . S . Taxpayer is entitled to settlement/payment with respect to his Share Units as a result of his Separation from Service, and if he is determined to be a “specified employee” (as determined under Section 409 A, in accordance with the Corporation’s policies) at the time of the Separation from Service, then settlement of the Award shall not occur until the date that is six (6) months following his or her Separation from Service . 5. For the avoidance of doubt, where settlement with respect to Share Units is to occur upon a specified date (such as the Vesting Date) or upon the U . S . Taxpayer’s Separation from Service, settlement will be considered timely for purposes of Section 409 A if it made no later than December 31 st of the calendar year in which such specified date or Separation from Service occurs, or, if later, the date that is two and one - half ( 2 ½) months following the specified date or date of Separation from Service . Where settlement/payment is to occur upon the death of the U . S . Taxpayer, settlement payment will be considered as timely for purposes of Section 409 A if it is made no later than December 31 st of the year following the year in which the death occurs or within the period otherwise permitted under Section 409 A . 6 . Notwithstanding Sections 5 . 6 and 6 . 6 of the Plan, the exercise of the Committee’s discretion will not result in a change in the time of settlement/payment of an Award . No provision of the Plan or amendment to the Plan may permit the acceleration or deferral of payments under the Plan to U . S . Taxpayers contrary to the provisions of Section 409 A .

- 23 - 7. In the event of a termination of the Plan, no payments to U . S . Taxpayers shall be made, except on the schedule permitted by Section 409 A . 8. All provisions of the Plan shall continue to apply to the U . S . Taxpayer to the extent they have not been specifically modified by this Schedule “A” . In regard to a U . S . Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409 A . Notwithstanding the foregoing, neither the Corporation nor any of its employees or directors make any representation as to the tax treatment of Share Units awarded under the Plan, including compliance with Section 409 A . U . S . Taxpayers remain solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on such U . S . Taxpayer in connection with the Plan (including any taxes and penalties under Section 409 A) .

24 SCHEDULE B TITAN MEDICAL INC. SHARE UNIT PLAN (the “Plan”) DIRECTOR ELECTION FORM FOR NON - U.S. PARTICIPANTS 1. Election Regarding Restricted Share Units I hereby elect to receive Restricted Share Units under the Plan in respect of my Cash Compensation to be paid to me as follows: $ of my Cash Compensation is to be credited to me in the form of Restricted Share Units. - OR - % of my Cash Compensation is to be credited to me in the form of Restricted Share Units. - OR - I hereby elect NOT to receive Restricted Share Units under the Plan in respect of my Cash Compensation. I understand that: (a) All capitalized terms shall have the meanings attributed to them under the Plan. (b) This Election Form, once submitted is irrevocable. (c) This Election Form will apply to all Cash Compensation earned after December 31 , 2020 unless a new election form with respect to Restricted Share Units awarded under the Plan is completed and returned to the Corporation prior to the respective Cash Compensation becoming due . Eligible Director Name (please print) Eligible Director Signature Date

- 25 - SCHEDULE C TITAN MEDICAL INC. SHARE UNIT PLAN DIRECTOR ELECTION FORM FOR U.S. PARTICIPANTS The Board of Directors (the “ Board ”) of Titan Medical, Inc . (“ Titan ”) has resolved (i) to amend the Titan Medical Inc . Share Unit Plan (the “ Plan ”), to permit the award of Share Units to members of the Board, including non - employee directors ; (ii) to pay a portion of annual director fees in Share Units (the “ Non - Elective Share Units ”), and a portion in cash (the “ Cash Compensation ”) ; and (iii) permit directors to elect instead to receive some or all of their Cash Compensation in Share Units (the “ Elective Share Units ”) . In addition, directors may be permitted to elect the year of settlement of Share Units awarded to them, provided such election is made in accordance with the requirements of Section 409 A of the U . S Internal Revenue Code of 1986 , as amended (the “ Code ”), including the required timing of such an election . I. Election For Restricted Share Units in Lieu of Cash Compensation I hereby elect to receive Restricted Share Units under the Plan in respect of my Cash Compensation to be paid to me as follows : $ of my Cash Compensation is to be credited to me in the form of Restricted Share Units. - OR - % of my Cash Compensation is to be credited to me in the form of Restricted Share Units. - OR - I hereby elect NOT to receive Restricted Share Units under the Plan in respect of my Cash Compensation. I understand that this election is irrevocable with respect to Cash Compensation earned in 2021 . Further, this election will apply to all Cash Compensation earned after December 31 , 2020 unless a new election form with respect to Share Units awarded in 2022 or later years is completed and return to Titan on or before December 31 st of the year prior to the calendar year in which the services giving rise to the Cash Compensation that is the subject of the new election are performed .

26 II. Settlement/Payment Date Election A. General Rule Absent an Election : Unless I specify in Section II . B . below a designated calendar year, the RSUs attributable to Elective Share Units and Non - Elective Share Units awarded to me in 2021 and thereafter will be settled/paid on the earliest of my death, my separation from service and (i) for Non - Elective Share Units, the calendar year immediately following the year in which the Non - Elective Share Units become vested, and (ii) for Elective Share Units, the second calendar year beginning after the year in which the Elective Share Units were earned . B. Settlement/Payment Year Election . Instead of the general rule above, I elect to have the Share Units awarded to me in 2021 and thereafter settled/paid on the earliest of : my death, my separation from service and the calendar year selected below (check only one below) : □ the first calendar year beginning after the year in which the Share Units are, or become, vested; or □ the second calendar year beginning after the year in which the Share Units are, or become, vested; or □ the third calendar year beginning after the year in which the Share Units are, or become, vested; or □ the fourth calendar year beginning after the year in which the Share Units are, or become, vested. I understand that this election is irrevocable with respect to RSUs awarded in 2021 . Further, this election will apply to all RSUs awarded after December 31, 2020 unless a new election form with respect to Share Units awarded in 2022 or later years is completed and returned to Titan on or before December 31 st of the year prior to the calendar year in which the services giving rise to the Share Units that are the subject of the new election are performed. I confirm and acknowledge that this Director Election Form must be received by Titan no later than December 31, 2020. I have received and reviewed a copy of the Plan and agree to be bound its terms . As a U . S . Participant, my Share Units shall be governed by this Election and the Plan, including Schedule A thereto which contains terms and conditions intended to cause Share Units awarded to me to comply with Internal Revenue Code Section 409 A . I understand that Schedule A is part of the Plan, and references to the Plan shall include Schedule A .

- 27 - Eligible Director Name (please print) [Signature Page Follows] Eligible Director Signature Date

28 Eligible Director Name (please print) Eligible Director Signature Date of Election Designated Exercise Date I have read and I understand the terms of the Plan. I particularly understand that: 1. The Exercise Date cannot be later than the Exercise Deadline. 2. This election cannot be made by a U.S. Participant. SCHEDULE D TITAN MEDICAL INC. SHARE UNIT PLAN NOTICE OF EXERCISE FOR DIRECTORS Capitalized terms shall have the meanings attributed to them under the Titan Medical Inc . Share Unit Plan (the “ Plan ”) . I, , hereby elect to exercise Share Units credited to my account as of the Exercise Date (designated by me below), subject to any arrangements that I must make to satisfy all Applicable Withholding Taxes .

SCHEDULE “C” DEFERRED SHARE UNIT PLAN [ See Attached ]

TITAN MEDICAL INC. DEFERRED SHARE UNIT PLAN ARTICLE 1 INTRODUCTION 1.1 Purpose The purpose of this Deferred Share Unit Plan is to provide directors of Titan Medical Inc . (the “ Corporation ”) with the opportunity to acquire Deferred Share Units (as defined herein) of the Corporation in order to allow them to participate in the long - term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders . ARTICLE 2 INTERPRETATION 2.1 Definitions For purposes of the Plan : (a) “ Account ” means an account maintained by the Corporation for each Participant and which will be credited by means of a book - keeping entry with DSUs that are granted in accordance with the terms of this Plan and the DSU Agreements ; (b) “ Applicable Withholding Amounts ” is defined in Section 4.7(a) of the Plan; (c) “ Black Out Period ” means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any Participant that holds a DSU ; (d) “ Board ” means the Board of Directors of the Corporation as may be constituted from time to time; (e) “ Cash Payment ” is defined in Section 4.7(a) of the Plan; (f) “ Committee ” means the Compensation Committee of the Board or such other committee of the Board as may be appointed by the Board to administer the Plan, provided, however, that if no such committee is in existence at any particular time and the Board has not appointed another committee of the Board to administer the Plan, all references in the Plan to “Committee” shall at such time be in reference to the Board ; (g) “ Corporation ” means Titan Medical Inc. and includes any successor corporation; (h) “ Deferred Share Unit ” or “ DSU ” means a unit equivalent in value to a Share, credited by means of a bookkeeping entry in the books of the Corporation in accordance with Article 4 ; (i) “ Distribution Date ” is defined in Section 4.6 of the Plan; (j) “ Distribution Value ” means, with respect to each Deferred Share Unit credited to a Participant’s Account, the Fair Market Value per Share; 16820364:v 4 5

- 2 - (k) “ Dividend Equivalents ” means a bookkeeping entry whereby each Deferred Share Unit is credited with the equivalent amount of the dividend paid on a Share in accordance with Section 4 . 3 ; (l) “ Dividend Market Value ” means the Fair Market Value per Share on the dividend record date; (m) “ DSU Agreement ” is defined in Section 5.11 of the Plan; (n) “ Eligible Director ” means an individual who is, at the relevant time, a member of the Board; (o) “ ESPP ” means the Corporation’s employee share purchase plan, as amended, restated or supplemented from time to time; (p) (o) “ Exchange ” means the TSX or Nasdaq or, if the Shares are not then listed and posted for trading on the TSX or Nasdaq, such stock exchange on which such Shares are listed and posted for trading and on which the majority of the trading volume and value of such Shares occurs ; (q) (p) “ Fair Market Value ” with respect to a Share, as at any date, means the weighted average of the prices at which the Shares traded on the TSX (or, if the Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the majority of the trading volume and value of the Shares occurs) for the five (5) trading days on which the Shares traded on the said exchange immediately preceding such date . In the event that the Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith ; (r) (q) “ Insider ” has the meaning ascribed thereto in Part I of the TSX Company Manual, as amended from time to time; (s) (r) “ Nasdaq ” means the NASDAQ Stock Market LLC; (t) (s) “ Participant ” means an Eligible Director who is granted DSU’s in accordance with Section 4.1 hereof; (u) (t) “ Payment Shares ” is defined in Section 4.8 of the Plan; (v) (u) “ Person ” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, fund, organization or other group of organized persons, government, government regulatory authority, governmental department, agency, commission, board, tribunal, dispute settlement panel or body, bureau, court, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative ; (w) (v) “ Plan ” means this Deferred Share Unit Plan as amended, restated, supplemented or otherwise modified from time to time;

- 3 - (x) (w) “ Security Based Compensation Arrangement ” has the meaning ascribed thereto in Part VI of the TSX Company Manual, as amended from time to time; (y) (x) “ Separation Date ” means the earliest date on which the Participant is no longer a member of the Board of the Corporation nor is otherwise employed by the Corporation or any of its Subsidiaries in any fashion ; (z) (y) “ Share ” means a common share of the Corporation or, in the event of an adjustment contemplated by Section 4 . 10 , such other number or type of securities as the Committee may determine ; (aa) (z) “ Subsidiary ” has the meaning ascribed thereto in the Securities Act (Ontario); (bb) (aa) “ TSX ” means the Toronto Stock Exchange; and (cc) (bb) “ TSX Company Manual ” means the Toronto Stock Exchange Company Manual, as amended from time to time. 2.2 Interpretation (a) Words in the singular include the plural and words in the plural include the singular . Words importing male persons include female persons, corporations or other entities, as applicable . The headings in this document are for convenience and reference only and shall not be deemed to alter or affect any provision hereof . The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this document as a whole and not to any particular Article, Section, paragraph or other part hereof . (b) Whenever the Board or, where applicable, the Committee or any sub - delegate of the Committee is to exercise discretion in the administration of the terms and conditions of this Plan, the term “discretion” means the sole and absolute discretion of the Board or the Committee or the sub - delegate of the Committee, as the case may be . (c) Unless otherwise specified, all references to money amounts are to Canadian currency. ARTICLE 3 ADMINISTRATION OF THE PLAN 3.1 Administration of the Plan (a) Except for matters that are under the jurisdiction of the Board as specified under the Plan or as required by law and subject to Sections 3 . 1 (b), this Plan will be administered by the Committee and the Committee has sole and complete authority, in its discretion, to : (i) interpret and construe any provision hereof and decide all questions of fact arising in their interpretation; (ii) adopt, amend, suspend and rescind such rules and regulations for administration of this Plan as the Board may deem necessary in order to comply with the requirements of this Plan, in order to conform to any law or regulation or to any change in any laws or regulations applicable thereto, or in order to ensure that the plan qualifies and remains qualified as a “prescribed plan or arrangement”

- 4 - for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada); (iii) exercise rights reserved to the Corporation under the Plan; (iv) take any and all actions permitted by this Plan; (v) prescribe forms for notices to be prescribed by the Corporation under the Plan; and (vi) make any other determinations and take such other action in connection with the administration of this Plan that it deems necessary or advisable. provided that the Committee shall not exercise its authority in a manner that would cause the Plan to cease to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada) . The Committee’s determinations and actions under this Plan are final, conclusive and binding on the Corporation, the Participants and all other Persons . (b) To the extent permitted by applicable law, the Committee may, from time to time, delegate to any specified officer of the Corporation all or any of the powers of the Committee . In such event, the specified officer will exercise the powers delegated to it by the Committee in the manner and on the terms authorized by the Committee . Any decision made or action taken by the specified officer arising out of or in connection with the administration or interpretation of this Plan in this context is final, binding and conclusive on the Corporation, the Participants and all other Persons . 2. Determination of Value if Shares Not Publicly Traded If the Shares are not publicly traded on the Exchange at the relevant time such that the Distribution Value and/or the Dividend Market Value cannot be determined in accordance with the definitions of those terms, such values shall be determined by the Committee acting in good faith, or in the absence of the Committee, by the Board acting in good faith . 3. Eligibility Any individual who at the relevant time is an Eligible Director is eligible to participate in the Plan . Eligibility to participate does not confer upon any individual a right to receive an award of Deferred Share Units pursuant to the Plan . 4. Exemption from Plan Participation Notwithstanding any other provision of the Plan, if a Participant is resident in a jurisdiction in which an award of Deferred Share Units under the Plan might be considered to be income which is subject to taxation at the time of such award, the Participant may elect not to participate in the Plan by providing a written notice to the Chief Financial Officer of the Corporation . 5. Discretionary Relief Notwithstanding any other provision hereof, the Board may, in its sole discretion, waive any condition set out herein if it determines that specific individual circumstances warrant such waiver .

- 5 - ARTICLE 4 DEFERRED SHARE UNITS 4.1 Grant of Deferred Share Units (a) The Committee may, from time to time in its sole discretion, grant DSUs to Eligible Directors and upon such grant, such Eligible Directors shall become Participants in this Plan . In respect of each grant of DSUs, the Committee shall determine : (i) the number of DSUs allocated to the Participant; and (ii) such other terms and conditions of the DSUs applicable to each grant. The Corporation shall not make any grant of DSU’s pursuant to the Plan unless and until such grant or issuance and delivery can be completed in compliance with all applicable laws, including requirements set out in the Income Tax Regulations (Canada) for the Plan to qualify as a “prescribed plan or arrangement” for the purposes of the definition of “salary deferral arrangement” in the Income Tax Act (Canada), and all other regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed . The Corporation shall be obligated to take all reasonable action to comply with any such laws, regulations, rules, orders or requirements . (b) (c) Certificates will not be issued to evidence DSUs . Book entry accounts, to be known as the “ Deferred Share Unit Account ” shall be maintained by the Corporation for each Participant and will be credited with DSUs granted to a Participant from time to time . (d) The term during which a DSU may be outstanding shall, subject to the provisions of this Plan requiring or permitting the acceleration or the extension of the term, be such period as may be determined from time to time by the Board or the Committee, but subject to the rules of any stock exchange or other regulatory body having jurisdiction . 2. Vesting Deferred Share Units will be fully vested upon being granted and credited to a Participant’s Account . 3. Credits for Dividends A Participant’s Account shall be credited with Dividend Equivalents in the form of additional Deferred Share Units as of each dividend payment date in respect of which normal cash dividends are paid on the Shares . Such Dividend Equivalents shall be computed by dividing : (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of Deferred Share Units recorded in the Participant’s Account on the record date for the payment of such dividend, by (b) the Dividend Market Value, with fractions computed to three decimal places . The foregoing does not obligate the Corporation to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation . 4. Limits on Issuances Notwithstanding any other provision of this Plan :

- 6 - (a) the maximum number of Shares issuable pursuant to outstanding DSUs at any time shall be limited to 5 % of the aggregate number of issued and outstanding Shares, provided that the maximum number of Shares issuable pursuant to outstanding DSUs and all other Security Based Compensation Arrangements , other than any Shares issued or issuable under the ESPP , shall not exceed 15 % of the Shares outstanding from time to time ; (b) the number of Shares issuable to Insiders, at any time, under all Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, shall not exceed 15 % of the issued and outstanding Shares ; and (c) the number of Shares issued to Insiders, within any one - year period, under all Security Based Compensation Arrangements, other than any Shares issued or issuable under the ESPP, shall not exceed 15 % of the issued and outstanding Shares . For the purposes of this Section 4 . 4 , any increase in the issued and outstanding Shares (whether as a result of the issue of Shares pursuant to DSUs or otherwise) will result in an increase in the number of Shares that may be issued pursuant to DSUs outstanding at any time . Further, if the acquisition of Shares by the Corporation for cancellation should result in the foregoing tests no longer being met, this shall not constitute non - compliance with this Section 4 . 4 for any awards outstanding prior to such purchase of Shares for cancellation . DSUs that are cancelled, terminated or expire shall result in the Shares that were reserved for issuance thereunder being available for a subsequent grant of DSUs pursuant to this Plan to the extent of any Shares issuable thereunder that are not issued under such cancelled, terminated or expired DSUs . Upon Cash Payment being made or Payment Shares being issued in settlement of DSUs, the number of Shares reserved for issuance in respect of such DSUs automatically become available to be made the subject of new DSUs, provided that the total number of Shares reserved for issuance under the Plan and all other Security Based Compensation Arrangements , other than any Shares issued or issuable under the ESPP, does not exceed 15 % of the issued and outstanding Shares of the Corporation . 5. Reporting of Deferred Share Units Statements of the Deferred Share Unit Accounts will be provided to Participants on an annual basis . 6. Distribution Date Election A Participant shall have the right to receive Payment Shares or, upon the joint election of the Corporation and the Participant, Cash Payment or a combination of Cash Payment and Payment Shares in respect of Deferred Share Units recorded in the Participant’s Account in accordance with Sections 4 . 7 or 4 . 8 , on one of the following dates (the “ Distribution Date ”) : (a) on a date to be determined by the Corporation no later than 90 days following the Separation Date; or (b) such later date as the Participant may elect by written notice delivered to the Chief Financial Officer of the Corporation prior to the Separation Date, provided that in no event shall a Participant be permitted to elect a date which is later than December 1 st of the calendar year following the calendar year in which the Separation Date occurs .

- 7 - 4.7 Distribution of Deferred Share Units as Cash Payment In the event the Corporation and the Participant jointly elect to settle Deferred Share Units by way of a Cash Payment: (a) subject to and in accordance with Section 4 . 7 (b), a Participant shall receive a payment equal in value to the number of Deferred Share Units recorded in the Participant’s Account on the Distribution Date that the Corporation and the Participant jointly elect to settle by way of payment in cash multiplied by the Distribution Value of a Share on the Distribution Date (the “ Cash Payment ”) . The Corporation is authorized to deduct from the Cash Payment an amount equivalent to the minimum amount of taxes and other minimum amounts as the Corporation may be required by law to withhold, as the Corporation determines (the “ Applicable Withholding Amounts ”) . Upon payment in full of the value of the Deferred Share Units, less the Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further payments shall be made to the Participant under the Plan ; and (b) the Cash Payment less any Applicable Withholding Amounts, will be paid to the Participant in cash within ten (10) business days after the Distribution Date, or in the event of the Participant’s death, his beneficiary or legal representative in accordance with Section 4 . 9 herein . 4.8 Distribution of Deferred Share Units in Payment Shares Subject to Section 4.7, Deferred Share Units shall be settled by the issuance of Payment Shares as follows: (a) The Corporation shall within 10 business days after the Distribution Date issue to the Participant a number of treasury Shares equal to the number of Deferred Share Units in the Participant’s Account that became payable on the Distribution Date (the “ Payment Shares ”) . (b) Subject to Section 4 . 12 of this Plan, as a condition to the issue of treasury Shares in settlement of any Deferred Share Units, the Corporation may require the Participant to first pay to the Corporation, or the Corporation may deduct, an amount equivalent to the Applicable Withholding Amounts or the Corporation may take such other steps as it considers to be necessary or appropriate, including the sale of Payment Shares on behalf of the Participant, in order to provide to the Corporation the Applicable Withholding Amounts . The Corporation shall advise the Participant in writing of any Applicable Withholding Amounts required in connection with the issue of Shares in settlement of Deferred Share Units . (c) The Corporation shall not be required to issue or cause to be delivered treasury Shares or issue or cause to be delivered certificates evidencing Shares to be delivered in settlement of any DSUs, unless and until such issuance and delivery can be completed in compliance with the applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of all applicable stock exchanges upon which Shares are listed . The Corporation shall be obligated to take all reasonable action, on a timely basis, to comply with any such laws, regulations, rules, orders, or requirements .

- 8 - (d) If Shares may not be issued pursuant to any DSUs due to any Black Out Period, such Share issuance shall occur seven business days following the end of the Black - Out Period (or such longer period as permitted by applicable regulatory authorities and approved by the Committee) . (e) No fractional Shares shall be issued upon the settlement of DSUs . If a Participant would otherwise become entitled to a fractional Share upon the settlement of a DSU, such Participant shall only have the right to receive the next lowest whole number of Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded . (f) All Payment Shares issued to Persons in the United States pursuant to the Plan will be issued pursuant to the registration requirements of the United States Securities Act of 1933 , as amended, or an exemption from such registration requirements . 9. Death of Participant Prior to Distribution Upon the death of a Participant prior to the distribution of the Deferred Share Units credited to the Account of such Participant under the Plan, Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on or about the thirtieth ( 30 th) day after the Corporation is notified of the death of the Participant or on a later date elected by the Participant’s estate in the form prescribed for such purposes by the Corporation and delivered to the Chief Financial Officer of the Corporation not later than twenty (20) days after the Corporation is notified of the death of the Participant, provided that such elected date is no later than the last business day of the calendar year following the calendar year in which the Participant dies so that payment can be made on or before such last business day . Any Cash Payment shall be equivalent to the amount which would have been paid to the Participant pursuant to and subject to Section 4 . 7 , calculated on the basis that the day on which the Participant dies, or the date elected by the estate, as applicable, is the Distribution Date . Upon settlement under this Section 4 . 9 of the Deferred Share Units credited to the Account of a Participant, subject to any Applicable Withholding Amounts, the Deferred Share Units shall be cancelled, and no further distributions or payments will be made from the Plan in relation to the Participant . 10. Adjustments to Deferred Share Units In the event : (a) of any change in the Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise ; or (b) that any rights are granted to all or substantially all shareholders to purchase Shares at prices substantially below Fair Market Value as of the date of grant (other than the payment of dividends in respect of the Shares as contemplated by Section 4 . 3 ) ; or (c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Shares are converted into or exchangeable for any other securities or property, then the Board may make such adjustments to this Plan, the Account of each Participant, the DSU Agreements and the Deferred Share Units outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Participants hereunder and \ or to provide for the Participants to receive and accept such other securities or property in lieu of Shares, and the Participants shall be bound by any such determination .

- 9 - 11. U.S. Taxpayers The rules set forth in Schedule A to this Plan apply to any Participant who is a U.S. Taxpayer (as defined therein) and form a part of this Plan. 12. Taxes (a) A Participant shall be solely responsible for reporting and paying income tax payable in respect of any Cash Payment or Shares received by the Participant under this Plan . The Corporation will provide each Participant who is resident in Canada with (or cause each Participant to be provided with) a T 4 slip or such information return as may be required by applicable law to report income, if any, arising upon the grant or exercise of rights under this Plan by a Participant who is resident in Canada for income tax purposes . (b) Further to Section 4 . 8 (b) of this Plan, the Corporation shall have the power and the right to deduct or withhold, or require (as a condition of exercise) a Participant to remit to the Corporation, the Applicable Withholding Amounts to satisfy, in whole or in part, federal, provincial, and local taxes, domestic or foreign, required by law to be withheld with respect to any taxable event arising as a result of this Plan, including the grant or exercise of Deferred Share Units granted under this Plan . With respect to Applicable Withholding Amounts, the Corporation shall have the irrevocable right to (and the Participant consents to the Corporation) setting off any amounts required to be withheld, in whole or in part, against amounts otherwise owing by the Corporation to such Participant (whether arising pursuant to the Participant relationship as an officer or employee of the Corporation or as a result of the Participant providing services on an ongoing basis to the Corporation or otherwise), or may make such other arrangements as are satisfactory to the Participant and the Corporation . In addition, the Corporation may elect, in its sole discretion, to satisfy the Applicable Withholding Amounts, in whole or in part, by withholding such number of Payment Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the Applicable Withholding Amounts net of selling costs (which costs shall be the responsibility of the Participant and which shall be and are authorized to be deducted from the proceeds of sale) . The Participant consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Payment Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Payment Shares . Any reference in this Plan to the issuance of Payment Shares or a payment of cash is expressly subject to this paragraph 4 . 12 (b) . ARTICLE 5 GENERAL 5.1 Amendment, Suspension, or Termination of Plan (a) The Board may amend, suspend or discontinue this Plan or amend any DSU or DSU Agreement at any time without the consent of a Participant, provided that such amendment shall not adversely alter or impair the rights of any Participant in respect of any DSU previously granted to such Participant under the Plan, except as otherwise permitted hereunder . In addition, the Board may, by resolution, amend this Plan and any DSU granted under it (together with any related DSU Agreement) without shareholder approval, provided however, that at any time while the Shares are listed for trading on the TSX, the Board will not be entitled to amend this Plan or any DSU granted under it (together with any related DSU Agreement) without shareholder and, if applicable, TSX

- 10 - approval: (i) to increase the maximum number of Shares issuable pursuant to this Plan; (ii) to permit the assignment or transfer of a DSU other than as provided for in this Plan; (iii) to add to the categories of persons eligible to participate in this Plan; (iv) to remove or amend Section 4.4(b) or Section 4.4(c); (v) to remove or amend this Section 5.1(a); or (vi) in any other circumstances where TSX and shareholder approval is required by the TSX. (b) Without limitation of Section 5 . 1 (a), the Board may correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent deemed necessary or desirable, may establish, amend, and rescind any rules and regulations relating to this Plan, and may make such determinations as it deems necessary or desirable for the administration of this Plan . (c) If the Board terminates or suspends the Plan, previously credited DSUs will remain outstanding and in effect in accordance with the terms of the Plan . If DSUs remain outstanding after Plan termination or suspension, such DSUs shall not be entitled to Dividend Equivalents unless at the time of termination or suspension the Committee determines that the entitlement to Dividend Equivalents after termination or during suspension, as applicable, should be continued . Subject to the foregoing sentence, if the Board terminates or suspends the Plan, no new Deferred Share Units will be credited to the Account of a Participant . (d) The Board shall not require the consent of any affected Participant in connection with a termination of the Plan in which Payment Shares are issued to the Participant in respect of all such Deferred Share Units . 2. Compliance with Laws The administration of the Plan shall be subject to and made in conformity with all applicable laws and any applicable regulations of a duly constituted regulatory authority . Should the Committee, in its sole discretion, determine that it is not feasible or desirable to carry out a distribution of Deferred Share Units due to such laws or regulations, its obligation shall be satisfied by means of an equivalent cash payment (equivalence being determined on a before - tax basis) . If the Committee determines that the listing, registration or qualification of the Shares subject to this Plan upon any securities exchange or under any provincial, state, federal or other applicable law, or the consent or approval of any governmental body or stock exchange is necessary or desirable, as a condition of, or in connection with, the crediting of DSUs or the issue of Payment Shares hereunder, the Corporation shall be under no obligation to credit DSUs or issue Payment Shares hereunder unless and until such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Committee . 3. Reorganization of the Corporation The existence of any Deferred Share Units shall not affect in any way the right or power of the Corporation or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Corporation’s capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Corporation or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Corporation, or any amalgamation, combination, merger or consolidation involving the Corporation or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise .

- 11 - 4. Assignment Rights and obligations under the Plan may be assigned by the Corporation to a successor in the business of the Corporation, any company resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any company acquiring all or substantially all of the assets or business of the Corporation . 5. DSUs Non - Transferable Except as required by law, the rights of a Participant hereunder are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant . 6. Participation is Voluntary; No Additional Rights The participation of any Participant in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Participant any rights or privileges other than those rights and privileges expressly provided in the Plan . In particular, participation in the Plan does not constitute a condition of employment or service nor a commitment on the part of the Corporation to ensure the continued employment or service of such Participant . Nothing in this Plan shall be construed to provide the Participant with any rights whatsoever to participate or continue participation in this Plan or to compensation or damages in lieu of participation, whether upon termination of service as an Eligible Director or otherwise . The Corporation does not assume responsibility for the personal income or other tax consequences for the Participants and they are advised to consult with their own tax advisors . 7. No Shareholder Rights Under no circumstances shall Deferred Share Units be considered Shares or other securities of the Corporation, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Corporation, nor shall any Participant be considered the owner of Shares by virtue of the award of Deferred Share Units . 8. Unfunded and Unsecured Plan Unless otherwise determined by the Board, the Plan shall be unfunded and the Corporation will not secure its obligations under the Plan . To the extent any Participant or his or her estate holds any rights by virtue of a grant of Deferred Share Units under the Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Corporation . 9. Market Fluctuations No amount will be paid to, or in respect of, a Participant under the Plan to compensate for a downward fluctuation in the price of Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose . The Corporation makes no representations or warranties to Participants with respect to the Plan or the Shares whatsoever . In seeking the benefits of participation a Participant agrees to accept all risks associated with a decline in the market price of Shares . 10. Participant Information Each Participant shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan . Each Participant acknowledges that

- 12 - information required by the Corporation in order to administer the Plan may be disclosed to the Board and other third parties in connection with the administration of the Plan . Each Participant consents to such disclosure and authorizes the Corporation to make such disclosure on the Participant’s behalf . 11. DSU Agreement To acquire DSUs, a Participant shall enter into an agreement with the Corporation in such form as determined by the Board from time to time (the “ DSU Agreement ”), within such time period and in such manner as specified by the Board . If a DSU Agreement is not entered into within the time and manner specified, the Corporation reserves the right to revoke the crediting of DSUs to the Participant’s Account . 12. Currency All amounts paid or values to be determined under this Plan shall be in Canadian dollars unless stated otherwise . 13. Governing Law The Plan shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, without regard to principles of conflict of laws . 14. Effective Date of the Plan This Plan was approved by the Board on April 29 , 2019 and became effective upon approval by shareholders of the Corporation on May 29 , 2019 .

A - 1 SCHEDULE A PLAN PROVISIONS APPLICABLE TO U.S. TAXPAYERS The provisions of this Schedule “A” apply to Deferred Share Units held by a U . S . Taxpayer to the extent such Deferred Share Units are subject to U . S . Taxation . The following provisions apply, notwithstanding anything to the contrary in the Plan . All capitalized terms used in this Schedule “A” and not defined herein, shall have the meaning attributed to them in the Plan . “ Section 409 A ” means Section 409 A of the United States Internal Revenue Code and the regulations and authority promulgated thereunder . “ Separation Date ” shall mean the date on which the Participant incurs a “separation from service” within the meaning of Section 409 A . “ U . S . Taxpayer ” shall mean any person who is a U . S . citizen, U . S . permanent resident, or other person who has been granted or is eligible to be granted a Deferred Share Unit under the Plan that is otherwise subject to U . S . taxation . 1. Notwithstanding Section 3 . 4 of the Plan, each election by a U . S . Taxpayer not to participate in the Plan or to decline participation for a particular year, must be irrevocably made not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted . Notwithstanding the prior sentence, for U . S . Taxpayers who become Eligible Directors for the first time in any calendar year, an election pursuant to Section 3 . 4 may be made at any time within 30 days after an initial grant of DSUs is made to such Eligible Director . Such election shall only be effective with respect to DSU grants made after the written notice described in Section 3 . 4 has been received by the Chief Financial Officer of the Corporation . 2. Notwithstanding Section 4.6 of the Plan, the following procedure shall be used to determine a Distribution Date for Deferred Share Units that are subject to this Schedule A. (a) An Eligible Director who is a U . S . Taxpayer shall have the right to elect, at his or her option, to receive the distribution of all amounts credited to his or her Deferred Share Unit Account on any date (the “ Distribution Date ”) within the period commencing on his or her Separation Date, and ending on December 1 , of the first calendar year following the year in which the Separation Date occurs . Such election shall be made by written notice delivered to the Chief Financial Officer of the Corporation not later than the end of the calendar year prior to the year for which the Deferred Share Units are granted . If no election is made, the Distribution Date shall be the Separation Date, subject to clause (b) below . (b) Notwithstanding the foregoing, if any U . S . Taxpayer is determined to be a “specified employee” (as determined under Section 409 A, in accordance with the Corporation’s policies) at the Separation Date, then the Distribution Date shall not be earlier than the date that is six (6) months following his or her Separation Date .

A - 2 3. Notwithstanding Section 4 . 8 (d) of the Plan (and except as required pursuant to Section 2 (b) of this Schedule A), the issuance of Shares shall not be delayed beyond the end of the year in which the Distribution Date occurs, or, if later, the date that is 2 ½ months after the Distribution Date, unless the Committee reasonably anticipates that the issuance of Shares would violate federal securities laws of other applicable laws, in which case Shares will be issued at the earliest date at which the Committee reasonably anticipates that issuance of Shares would not cause such violation . 4. Notwithstanding Section 4 . 9 of the Plan or any election by the Participant of a Distribution Date, upon the death of a Participant prior to the distribution of his or her Deferred Share Unit Account, an issuance of Payment Shares or, upon the joint election of the Corporation and the executor or administrator of the Participant’s estate, a Cash Payment or a combination of Cash Payment and Payment Shares shall be issued or paid to the estate of such Participant on the first business day that occurs following 90 days after the Participant’s date of death and such date will be the Distribution Date . No election of an alternative payment date by the estate or beneficiary shall be permitted . 5. Notwithstanding anything to the contrary in the Plan, no consent to an amendment, suspension or termination that adversely affects the Deferred Share Units previously granted to a U . S . Taxpayer under Section 409 A shall be required if such amendments are considered by the Committee, on the advice of counsel, to be necessary or desirable in order to avoid adverse U . S . tax consequences to the U . S . Taxpayer . No provision of the Plan or amendment to the Plan may permit the acceleration of payments under the Plan to U . S . Taxpayers contrary to the provisions of Section 409 A . In the event of a termination of the Plan, no payments to U . S . Taxpayers shall be made, except on the schedule permitted by Section 409 A . All provisions of the Plan shall continue to apply to the U . S . Taxpayer to the extent they have not been specifically modified by this Schedule “A” . In regard to a U . S . Taxpayer, the Committee shall interpret all Plan provisions in a manner that does not cause a violation of Section 409 A . 6. Restrictions on Deferred Share Units of Certain Dual Taxpayers . Notwithstanding anything in the Plan to the contrary, if the Deferred Share Units of a U . S . Taxpayer are subject to tax under both the income tax laws of Canada and the income tax laws of the United States, the following special rules regarding forfeiture will apply . For greater clarity, these forfeiture provisions are intended to avoid adverse tax consequences under Section 409 A and/or under paragraph 6801 (d) of the regulations under the Income Tax Act (Canada) (the “ITA”), that may result because of the different requirements as to the time of redemption of Deferred Share Units (and thus the time of taxation) with respect to a U . S . Taxpayer’s “Separation from Service” under Section 409 A and the U . S . Taxpayer’s Separation Date (under Canadian tax law) . The intended consequence of this Section 6 of this Schedule A is that payments to such U . S . Taxpayer in respect of Deferred Share Units will only occur if such U . S . Taxpayer experiences both a Separation from Service under Code Section 409 A and a termination or loss of office within the meaning of paragraph 6801 (d) of the regulations under the ITA . If such a U . S . Taxpayer does not experience both a Separation from Service and a termination or loss of office within the meaning of paragraph 6801 (d) of the ITA, such Deferred Share Units shall instead be immediately and irrevocably forfeited, including, but not limited to, the following situations :

A - 3 (a) a U . S . Taxpayer experiences a Separation from Service as a result of ceasing to be a member of the Board of the Corporation (and any related entity that is considered the same service recipient under Code Section 409 A), but such U . S . Taxpayer continues providing services as an employee of the Corporation or a corporation related to the Corporation within the meaning of the ITA such that no Separation Date has occurred ; and (b) an Eligible Director who is a U . S . Taxpayer experiences a termination or loss of office for any reason such that a Separation Date occurs, but continues to provide services to the Corporation (or any related entity that is considered the same service recipient under Code Section 409 A) as an independent contractor such that he has not experienced a Separation from Service .

SCHEDULE “D” EMPLOYEE SHARE PURCHASE PLAN [ See Attached ]

128368613:v13 TITAN MEDICAL INC. EMPLOYEE SHARE PURCHASE PLAN [ Ɣ ], 2022

2 EMPLOYEE SHARE PURCHASE PLAN Article 1 Purpose 1. This document constitutes the Employee Share Purchase Plan of Titan Medical Inc. 2. The purpose of this Plan is to provide an opportunity for Participants to invest in Equity Shares through savings in the form of Contributions . 3. The Plan is comprised of two components : a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 (the “ Code Section 423 Component ”) of the U . S . Internal Revenue Code of 1986 (the “ Code ”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “ Non - Code Section 423 Component ”) . The terms of the Non - Code Section 423 Component are contained here in the body of the Plan document and references therein to “Plan” generally refer to the Non - Code Section 423 Component . Appendix “A” sets forth the terms of the Code Section 423 Component of the Plan . Article 2 Definitions 1. In the Non - Code Section 423 Component of the Plan, unless the context otherwise requires: (a) “ Administrative Agent ” means such corporation or other person with whom, from time to time, the Corporation enters into an Administration Agreement in respect of matters contemplated under this Plan ; (b) “ Administration Agreement ” means the agreement between the Corporation and the Administrative Agent in respect of the Plan, as amended or replaced from time to time ; (c) “ Affiliate ” has the meaning ascribed thereto in the Business Corporations Act (Ontario); (d) “ Blackout Period ” means a blackout period contemplated in the Corporation’s Insider Trading Policy , which, for the sake of clarity, will include both quarterly blackout periods and other blackout periods as determined by the Corporation from time to time ; (e) “ Board ” means the Board of Directors of the Corporation; (f) “ Calendar Year ” means a period of twelve consecutive months ending on December 31 st of each year; (g) “ Code ” has the meaning given to it above; (h) “ Code Section 423 Component ” has the meaning given to it above; (i) “ Contributions ” means the contributions made by a Participant under this Plan;

3 (j) “ Contribution Period ” means the period beginning on any Purchase Date and ending on the day preceding the next Purchase Date ; subject to the discretion of the Administrative Agent, each Contribution Period shall be approximately six months in length ; (k) “ Corporation ” means Titan Medical Inc.; (l) “ Deemed Purchase Price ” means an amount equal to the lesser of : (i) 85 % of the Share Price of the Equity Shares on the Purchase Date at the start of the applicable Contribution Period ; and (ii) 85 % of the Share Price of the Equity Shares on the day preceding the Purchase Date at the end of the applicable Contribution Period ; (m) “ Earnings ” means the basic salary or compensation received by a Participant, including overtime pay, before payroll deductions for taxes or other applicable withholdings, but does not include any cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances or other special compensation payments ; (n) “ Equity Shares ” means common shares in the capital of the Corporation which are dually traded on the TSX and the NASDAQ ; (o) “ Exchange Act ” means shall mean the Securities Exchange Act of 1934 , as amended from time to time ; (p) “ Group RRSP ” means the Group RRSP, if established by the Corporation, as sponsor, and the RRSP Trustee, as trustee, pursuant to which RRSP Accounts are maintained, on the instructions of individual Participants in accordance with Section 4 . 4 ; (q) “ Group TFSA ” means the Group TFSA, if established by the Corporation, as sponsor, and the TFSA Trustee, as trustee, pursuant to which TFSA Accounts are maintained, on the instructions of individual Participants in accordance with Section 4 . 4 ; (r) “ NASDAQ ” means the Nasdaq Capital Market; (s) “ Non - Code Section 423 Component ” has the meaning given to it above; (t) “ Participant ” means (1) a director of the Corporation, or (2) a full - time or part - time employee of the Corporation or any Affiliate approved by the Corporation who has made or is entitled to make contributions to the Plan in accordance with the provisions of the Plan, but does not include the following : (i) casual employees, seasonal employees, term employees or temporary employees, in each case provided that such employee’s customary employment is either 20 hours or less per week or not for more than 5 months in any calendar year ; (ii) retired employees, employees on layoff or unpaid leave of absence;

4 (iii) employees receiving benefits under short - term or long - term disability income benefits, in each case provided that such employee is no longer receiving regular Earnings from the Corporation or any Affiliate ; or (iv) any individual who, directly or indirectly, owns 5% or more of the issued and outstanding Equity Shares of the Corporation; provided that, in the case of (1) and (2) above, the individual has enrolled in the Plan in accordance with the provisions thereof; (u) “ Personal Account ” means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participant for Contributions in respect of such Participant, and which may be comprised of one or more of an RRSP Account, a TFSA Account, and a standard Personal Account ; (v) “ Plan ” means this “Employee Share Purchase Plan”, as amended, restated or supplemented from time to time; (w) “ Purchase Date ” means the applicable date that the Administrative Agent purchases Equity Shares in accordance with Section 7.3; (x) “ Purchase Price ” means (i) if Equity Shares are purchased by the Administrative Agent through the facilities of the TSX or the NASDAQ, the prevailing market price for Equity Shares on the applicable exchange on the Purchase Date, or (ii) if Equity Shares are issued from treasury, the Share Price on the Purchase Date ; (y) “ Qualified Investment ” means any property which is a “qualified investment”, within the meaning of the Tax Act for an RRSP or a TFSA; (z) “ RRSP ” means a trust governed by a registered retirement savings plan established under the Tax Act; (aa) “ RRSP Account ” means an account of a Participant in the Group RRSP, if established, which tracks all of the Participant’s Contributions made by or for the benefit of such Participant to his or her account in the Group RRSP, and Equity Shares purchased within such account ; (bb) “ RRSP Trustee ” means such trust company as may from time to time be appointed by the Board to act as trustee for the Group RRSP; (cc) “ Share Price ” means the volume weighted average trading price of the Equity Shares on the TSX (or, if such Equity Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Equity Shares are listed and posted for trading) for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Equity Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Equity Shares at the close of trading on all of such trading days or, if the majority of the trading volume and

5 value of the listed securities occurs on NASDAQ, the volume weighted average trading price of the Equity Shares on the NASDAQ for the five (5) consecutive trading days immediately preceding the relevant Purchase Date, provided that in the event that such Equity Shares did not trade on any of such trading days, the Share Price shall be the average of the bid and ask prices in respect of such Equity Shares at the close of trading on all of such trading days ; provided that in the event that such Equity Shares are not listed and posted for trading on any stock exchange, the Share Price shall be the fair market value of such Equity Shares as determined by the Board in its sole discretion ; (dd) “ Tax Act ” means the Income Tax Act (Canada), including the regulations promulgated thereunder, as amended from time to time, and any reference in the Plan to a provision of the Tax Act includes any successor provision thereto ; (ee) “ TFSA ” means a trust governed by a tax - free savings account established under the Tax Act; (ff) “ TFSA Account ” means an account of a Participant in the Group TFSA, if established, which tracks all of the Participant’s Contributions made by or for the benefit of such Participant to his or her account in the Group TFSA, and Equity Shares purchased within such account ; (gg) “ TFSA Trustee ” means such trust company as may from time to time be appointed by the Board to act as trustee for the Group TFSA; (hh) “ Trustee ” means, as the context requires, the RRSP Trustee or the TFSA Trustee, as applicable; (ii) “ TSX ” means the Toronto Stock Exchange; (jj) “ Undisclosed Material Information ” means any confidential material information, as defined in the Corporation’s Insider Trading Policy as it may be amended or supplemented from time to time, that has not been publicly disseminated by the Corporation ; and (kk) “ U . S . Taxpayer ” means any Participant who is subject to tax under the provisions of the United States Internal Revenue Code of 1986 , as amended, in respect of their participation in this Plan . 2 . 2 In this Plan, all references to the masculine include the feminine ; and reference to the singular shall include the plural and vice versa, as the context shall require . If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part hereof . Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein . References to “Article” or “Articles” mean an article or articles contained in the Plan unless expressly stated otherwise .

6 Article 3 Eligibility and Equity Share Limitations 1. Employees of an Affiliate may participate as Participants in the Plan only if the Corporation has previously approved the inclusion of such Affiliate’s employees in the Plan, including any applicable cost - sharing arrangements or other arrangements to satisfy transfer pricing principles . 2. The Corporation may exclude a Participant from participation in the Plan at its discretion . For greater certainty, an Eligible Employee under the Code Section 423 Component of the Plan may not be excluded . 3. An individual may become a Participant of the Plan beginning on the first day of the month coincident with, or next following, the date that the individual has completed 90 days of continuous service with the Corporation or an approved Affiliate, or a lesser period of time if so determined by the Corporation or an approved Affiliate . 4. Subject to adjustment as provided in Article 17 of this Plan, beginning on the date hereof, the number of Equity Shares that may be acquired through the Non - Code Section 423 Component of the Plan is 1 , 000 , 000 . Article 4 Enrolment in the Plan and the Canadian Group RRSP and Group TFSA 1. To enroll in the Plan, a Participant must, at least 15 days before the day on which Contributions are to begin, complete and submit notice in the form prescribed by the Corporation confirming that the Participant is not aware of any Undisclosed Material Information at the time of such notice and authorizing the Corporation or an approved Affiliate to deduct from the Participant’s Earnings the amount designated by the Participant in accordance with Section 5 . 1 until such authorization shall be revised, revoked or terminated, and agreeing to the terms and conditions of the Plan . This will constitute written notice of the Participant’s election to participate in and be a member of the Plan . This notice may not be given by a Participant during a Blackout Period . Once notice has been received by the Corporation, the Corporation, in consultation with the Administrative Agent, shall determine the first Contribution Period that the Participant will be eligible to participate in . 2. A Participant who is a Canadian resident for purposes of the Tax Act may elect for all or a portion of his or her Contributions to be made to : (i) if the Corporation has established a Group RRSP, and provided that the Participant is not a U . S . Taxpayer, an RRSP Account within the Group RRSP, or (ii) if the Corporation has established a Group TFSA, and provided that the Participant is not a U . S . Taxpayer, a TFSA Account within the Group TFSA, by filing with the Administrative Agent a completed application for an RRSP Account or a TFSA Account in the applicable form prescribed by the Corporation and indicating the portion of the Participant’s Contributions to be allocated to his or her RRSP Account or TFSA Account, as applicable, with any such funds being treated, for purposes of the Tax Act, as a contribution to the RRSP or TFSA, as applicable . In the event that a Participant wishes to transfer any Equity Shares previously acquired with Contributions pursuant to the Plan into an RRSP Account or a TFSA Account, if any, he or she may do

7 so by giving the applicable notice in the form prescribed by the Corporation and authorizing the Administrative Agent to transfer the specified number of Equity Shares into the Group RRSP or Group TFSA, as applicable, which such transfer being treated, for the purposes of the Tax Act, as a contribution by such Participant to such RRSP or TFSA . 3. Subject to the provisions of Error! Reference source not found . , all funds and Equity Shares held by the Administrative Agent or Trustee, as applicable, pursuant to the Plan are held on behalf of the individual Participants . Subject to the immediately following sentence, a Participant shall be the beneficial owner of all Contributions and Equity Shares purchased on his or her behalf . All Contributions and Equity Shares held by the RRSP Trustee pursuant to the Group RRSP or by the TFSA Trustee pursuant to the Group TFSA, as applicable, are held in trust for the account of the respective individual RRSP Accounts or TFSA Accounts, as applicable, in the Group RRSP or Group TFSA, as applicable . Any Equity Shares purchased with a Participant’s Contributions made for the benefit of a Participant to the Participant’s RRSP Account or the Participant’s TFSA Account, as applicable, are immediately vested in and become the property of such Participant’s RRSP or TFSA, as applicable, and shall be subject to the terms of the Group RRSP or Group TFSA, as applicable, and applicable law including the Tax Act . 4. For greater certainty, notwithstanding any provision of the Plan, the Corporation shall not be under any obligation to establish, or continue if already established, a Group RRSP or a Group TFSA . If such Group RRSP or Group TFSA is not in operation at the time a Participant elects to participate pursuant to Section 4 . 1 , all of such Participant’s Contributions shall be made solely to his or her Personal Account which is not an RRSP or a TFSA . 5. By electing to participate through an RRSP Account or a TFSA Account, if applicable, a Participant acknowledges that such accounts are subject to the provisions of the Tax Act, including, without limitation, contribution limits and rules relating to prohibited investments for an RRSP or a TFSA . Each Participant further acknowledges that participation through an RRSP Account or a TFSA Account by a U . S . Taxpayer may have adverse tax implications in the United States . It is the sole responsibility of each Participant to seek tax advice in their own circumstances, to ensure that he or she does not over - contribute (including, without limitation, by virtue of Contributions), and that any investment therein, including in Equity Shares, does not constitute a “prohibited investment” (within the meaning of the Tax Act) for, or give rise to an “advantage” (within the meaning of the Tax Act) to, the RRSP or TFSA, as applicable . None of the Corporation, approved Affiliate, the Administrative Agent or the Trustee shall be liable for any tax or other liability which may arise as a result of any Participant’s participation in an RRSP or a TFSA, over - contribution to an RRSP or a TFSA or acquisition of a prohibited investment in an RRSP Account or a TFSA Account . 6. No Participant is eligible to hold any part of the Equity Shares acquired through Contributions in a 401 (k) plan .

8 Article 5 Participant Contributions 1. In each Calendar Year, a Participant shall elect to make Contributions to the Plan of at least 1 % of the Participant’s Earnings for the pay period, up to a maximum of 10 % of the Participant’s Earnings for the pay period, by giving notice in the form prescribed by the Corporation . Contributions shall be in increments of 1 % of the Participant’s Earnings for the pay period and shall be subject to an maximum of an aggregate of US $ 25 , 000 in any Calendar Year . The Corporation, or applicable approved Affiliate, shall deduct from each Participant’s pay, the amount of that Participant’s Contributions . This specified rate of contribution filed by a Participant at the time of election of participation in the Plan shall remain in effect until changed pursuant to Section 5 . 2 . The Corporation shall provide the Administrative Agent with a file listing each Participant’s respective contributions . 2. Once making Contributions to the Plan, a Participant may change the amount of his or her Contributions no more than once quarterly by giving notice to the Corporation in the form prescribed by the Corporation . All requested changes in Contributions will be effective as of the first Contribution Period occurring after notice is received provided the notice is received 15 days prior to the next Contribution Period . This notice may not be given if a Participant is aware of any Undisclosed Material Information at the time of such notice and may not be given during a Blackout Period . A Participant who participates in the Plan via an RRSP or a TFSA may voluntarily elect to suspend participation in the Plan by providing instructions directing the Corporation to cease making the Participant’s Contributions for the remainder of a Calendar Year if and when the RRSP contribution maximum or TFSA contribution maximum, as applicable, is reached during a particular Calendar Year as follows : (a) Notice of such instructions must be received by the Corporation from the Participant, in the form prescribed by the Corporation, at least 15 days prior to the next Contribution Period in which the instructions are to be applied . (b) The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such instructions and such instructions may not be given during a Blackout Period . If such confirmation cannot be made, the Participant shall be required to direct the Corporation to make all of the Participant’s Contributions for the remainder of the Calendar Year to the Participant’s Personal Account . Instructions given pursuant to this section will apply until the Participant provides notice to the Corporation that he or she wishes to revoke such instructions . Under this suspension arrangement, Participants will be responsible for notifying the Administrative Agent they wish to resume contributions in the following Calendar Year by giving notice in the form prescribed by the Corporation . 3. A Participant may voluntarily suspend his or her Contributions at any time that they wish to temporarily cease participating in the Plan, no more than twice annually, by giving notice in the form prescribed by the Corporation, to the Corporation . This notice will be effective

9 as of the next Contribution Period following the date of notice, provided notice is given 15 days prior to the commencement of the next Contribution Period . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 4. A Participant who voluntarily suspends his or her Contributions pursuant to Section 5 . 3 above, may resume his or her Contributions by giving notice in the form prescribed by the Corporation, to the Corporation . Participants will be eligible to resume making Contributions effective as of the first Contribution Period provided that a Participant provides at least 15 days prior notice to the Corporation of their intention to resume making Contributions . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 5. During any period of suspension, Contributions shall not be accumulated or carried forward for later payment . A Participant shall continue to be a member of the Plan, the Group RRSP and the Group TFSA, as applicable, for all purposes other than the making of Contributions until that Participant resumes his or her Contributions pursuant to Sections 5 . 2 or 5 . 4 , is terminated from the Plan pursuant to Article 10 or terminates his or her participation in the Plan pursuant to Article 11 . Article 6 Accounts 1. The Corporation may establish for the purposes of the Plan, a Group RRSP and a Group TFSA, on a registered basis pursuant to the Tax Act . At all times that the Equity Shares are Qualified Investments, investments of the Group RRSP and the Group TFSA shall be restricted to Equity Shares . If, at any time, the Equity Shares are not Qualified Investments, the Trustee may make investments with funds in the Group RRSP or Group TFSA, if established, as applicable, in any manner permitted by applicable law . 2. The Administrative Agent shall establish a Personal Account, an RRSP Account and a TFSA Account, if applicable, for each Participant and shall record in each Personal Account, RRSP Account and TFSA Account, if applicable, the amount of all Contributions made by the Participant made on behalf of the Participant, the number of Equity Shares purchased for the Personal Account, RRSP Account and TFSA Account, with Contributions and the amount of any expenses allocated to such Personal Account, RRSP Account and TFSA Account, if applicable . Article 7 Investment of Funds 1. On the last day of each Contribution Period, the Corporation or an approved Affiliate shall deposit with the Administrative Agent the amount of all Contributions for that period, and shall advise the Administrative Agent of the Contributions received from each Participant . 2. Upon receipt of the funds and the information outlined in Section 7 . 1 , the Administrative Agent shall record in each Participant’s Personal Account, RRSP Account and TFSA Account, if applicable, the amount of that Participant’s Contributions .

10 3. Subject to Section 7 . 7 , the Administrative Agent shall use all funds received by it from Contributions, as well as all cash dividends paid on the Equity Shares held on record by the Administrative Agent, or Trustee, as the case may be, as soon as practicable after the remittance thereof, for and on behalf of the Participant, to purchase Equity Shares at the Purchase Price . 4. In the event the Corporation, in consultation with the Administrative Agent, has determined to issue from treasury all or a portion of Equity Shares purchased by the Administrative Agent on a Purchase Date pursuant to Section 7 . 3 : (a) the Administrative Agent shall in writing advise the Corporation and the Corporation’s registrar and transfer agent of such Equity Share issuance and the Share Price for such Equity Shares, showing the number of Equity Shares purchased by each Participant ; (b) each Participant’s purchased Equity Shares shall be issued by the Corporation from treasury to such Participant at the applicable Share Price ; and (c) such purchased Equity Shares shall be issued as fully paid and non - assessable Equity Shares . 5. Subject to Section 7 . 8 , the Administrative Agent shall purchase on each Purchase Date such number of Equity Shares as will satisfy all Contributions received for the preceding Contribution Period from or on behalf of all Participants under the Plan . Each Participant shall thereupon acquire ownership (either directly or through an RRSP Account or a TFSA Account, if applicable) in the Equity Shares purchased by the Administrative Agent in proportion to his or her Contributions during the preceding Contribution Period . 6. Subject to Section 7 . 8 , following the end of a Contribution Period, the Administrative Agent shall allocate the Equity Shares purchased during that Contribution Period on behalf of the Participants, on a full and fractional Equity Share basis, as appropriate, to the Personal Account, RRSP Account and TFSA Account, if applicable, of each Participant in proportion to the Contributions made on behalf of that Participant . 7. Subject to Section 7 . 8 , following the end of a Contribution Period, the Corporation shall remit to the Administrative Agent an amount in respect of each Participant who acquired Equity Shares during the preceding Contribution Period, equal to the difference between the Purchase Price and the Deemed Purchase Price . The Administrative Agent shall record in each Participant’s Personal Account, RRSP Account and TFSA Account, as applicable, the amount received from the Corporation in respect of this Section 7 . 7 . The amounts received by each Participant in connection with this Section 7 . 7 shall be eligible, along with any accumulated Contributions, for the purchase of Equity Shares in subsequent Contribution Periods . 8. If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Equity Shares on a Purchase Date to satisfy all Contributions for the preceding Contribution Period, the Administrative Agent shall purchase Equity Shares as they become available and shall allocate the Equity Shares so purchased to Participants’

11 Personal Accounts, RRSP Account and TFSA Account, if applicable, in the order of the Contribution Periods in respect of which the Contributions were received by the Administrative Agent . The Administrative Agent shall ensure that all Contributions are converted to full and fractional Equity Shares as soon as practicable . All warrants, options, rights or any other securities (other than Equity Shares), or any dividends of property (other than cash or additional Equity Shares), received by the Administrative Agent in respect of any Equity Shares held pursuant to the Plan shall be sold by the Administrative Agent on behalf of the Participants and the Group RRSP and Group TFSA, if applicable . The proceeds from the sale of any such securities or property and any cash dividends received by the Administrative Agent for Equity Shares held pursuant to the Plan shall be used to purchase additional Equity Shares at the prevailing market price for Equity Shares on the date of purchase . Such additional Equity Shares shall be allocated to each of the respective Participants’ accounts in the manner specified in Section 7 . 5 . 9. Brokerage commissions, transfer taxes and other charges or expenses pursuant to the purchase of Equity Shares by the Administrative Agent as provided in Section 7 . 7 , will be the responsibility of the Corporation . 10. If the Corporation becomes aware that the Equity Shares do not constitute Qualified Investments, it shall contact the Trustee immediately and advise the Trustee not to acquire Equity Shares for RRSP Accounts or TFSA Accounts, if any . Article 8 Registration and Voting 1. Equity Shares purchased by the Administrative Agent under this Plan shall be registered in the name of the Administrative Agent or Trustee, as the case may be, or such other name as the Administrative Agent or Trustee, as the case may be, determines, and held on behalf of the respective Participants . 2. Whole Equity Shares allocated to a Participant’s Personal Account will be voted by the Participant . Whole Equity Shares allocated to a Participant’s RRSP Account will be voted by the RRSP Trustee in accordance with the directions, if any, of the Participant, or the Participant’s estate, if applicable . Whole Equity Shares allocated to a Participant’s TFSA Account will be voted by the TFSA Trustee in accordance with the directions, if any, of the Participant, or the Participant’s estate, if applicable . 3. The Administrative Agent will provide the transfer agent with a current shareholder register at the time of the transfer agent’s request . Article 9 Withdrawals While a Participant 1. A Participant may make withdrawals of Equity Shares from his or her Personal Account, RRSP Account and TFSA Account, if applicable, only as set out in this Article 9 . 2. A Participant may, in accordance with Section 9 . 3 , request that all or a portion of the Equity Shares in that Participant’s Personal Account, RRSP Account and TFSA Account, if

12 applicable, that were purchased from a Participant’s Contributions be transferred to his or her name, or an external account in his or her name, or be sold or, where the Participant holds Equity Shares in the Group RRSP or the Group TFSA, as applicable, that all or a portion of the Equity Shares in that Participant’s RRSP or TFSA, as applicable, be transferred to, be sold and the proceeds transferred to another RRSP or TFSA, as applicable, in the Participant’s name, or be sold and the proceeds, net of withholding tax, be remitted to the Participant . Any fractional Equity Shares credited to the Participant’s Personal Account, RRSP Account or TFSA Account, as applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . All such withdrawals from an RRSP Account or a TFSA Account, if any, shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a distribution from an RRSP or a TFSA, as applicable . 3. A Participant shall give the Administrative Agent or Trustee, as the case may be, notice in the form prescribed by the Corporation of any instructions for sale or transfer of Equity Shares pursuant to Section 9 . 2 . The Participant must confirm that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may not be given during a Blackout Period . 4. Upon receiving such notice from the Participant, the Administrative Agent shall sell the specified number of Equity Shares and or transfer them to the other designated RRSP or TFSA, as applicable, as soon as practicable . The net proceeds of any sale (net of any applicable withholding taxes) will be transferred as soon as practicable to the Participant or such personal bank or brokerage account as the Participant may designate . Article 10 Termination of Participation 1. A Participant’s participation in the Plan shall terminate immediately on the first to occur of the following events, unless otherwise specified below : (a) the Participant becomes totally and permanently disabled, unless he or she makes alternative arrangements with the Corporation or an approved Affiliate for remittance of Contributions ; (b) the Participant retires from employment with the Corporation or an approved Affiliate ; (c) the Participant dies; (d) the Participant’s employment with the Corporation or an approved Affiliate is terminated . A Participant’s employment will be considered to have terminated on the last day of his or her actual and active employment, whether such day is selected by agreement with the individual or unilaterally by the Corporation or an approved Affiliate . For the avoidance of doubt, no period of notice that is or ought to have been given under applicable law in respect of such termination of employment shall be considered for such purpose ;

13 (e) the Participant has been placed on layoff and all recall rights or opportunities have been exhausted ; or (f) the Plan is terminated. 2. A Participant whose participation in the Plan has been terminated as provided in Section 10 . 1 (or his or her executors or administrators, as the case may be) may complete a notice in the form prescribed by the Corporation and file it with the Administrative Agent within 90 days after termination of the Participant’s participation in the Plan requesting that one or more of the following occur : (a) all or a portion of the Equity Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name ; (b) all or a portion of the Equity Shares be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (c) if the Participant’s Equity Shares are held in an RRSP Account, to the extent permitted by law, all or a portion of the Equity Shares be transferred to another RRSP in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the RRSP and distributed to such Participant (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act) ; and/or (d) if the Participant’s Equity Shares are held in a TFSA Account, to the extent permitted by law, all or a portion of the Equity Shares be transferred to another TFSA in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the TFSA and distributed to such Participant (with any such withdrawal being reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act) ; provided that the Participant (or his or her executors or administrators, as the case may be) confirms that he or she is not aware of any Undisclosed Material Information at the time of giving such notice . 3. In relation to some or all of the Equity Shares held by the Participant as at the date the Participant’s participation in the Plan is terminated, as provided in Section 10 . 1 , if no notice is filed within 90 days after such date, the Participant (or his or her executors or administrators, as the case may be) shall be deemed to have elected to : (a) request that the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (b) request that the Equity Shares held in an RRSP Account be sold and the net proceeds (net of any applicable withholding taxes) be distributed to the Participant, or his or her estate, as applicable, as provided in Section 9 . 4 ; and

14 (c) request that the Equity Shares held in a TFSA Account be sold and the net proceeds be distributed to the Participant, or his or her estate, as applicable, as provided in Section 9 . 4 . 4. After receiving any such notice as contemplated within this Article 10 , the Administrative Agent shall make the necessary arrangements for the sale of the Equity Shares, or the issuance and delivery of the appropriate certificate representing the Equity Shares to such terminating Participant or other RRSP or TFSA, as applicable, as soon as practicable thereafter . The Administrative Agent will forward the net proceeds from the sale of the Equity Shares of a terminating Participant as soon as practicable following the receipt of any notice by the terminating Participant or the Corporation, as applicable . Any fractional Equity Shares credited to the Participant’s Personal Account, RRSP Account or TFSA Account, of applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . 5. Any distribution from any RRSP Account or TFSA Account shall be reported by the RRSP Trustee or TFSA Trustee, as applicable, as a withdrawal for tax purposes . The former Participant will be responsible for paying any fees and expenses, as applicable, related to the establishment and ongoing maintenance (including, without limitation, any transaction expenses, brokerage fees, administration fees and applicable taxes) by the Corporation on behalf of the former Participant pursuant to Section 10 . 3 . Article 11 Termination by a Participant 1. Once a Participant has temporarily ceased participating in the Plan as provided in Section 5 . 3 , the Participant may terminate his or her participation in the Plan by requesting that one or more of the following occur : (a) all of the Equity Shares in his or her Personal Account be transferred to his or her name or an external account in his or her name ; (b) all of the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name, provided that the Participant confirms that he or she is not aware of any Undisclosed Material Information at the time of giving such notice and such notice may only be given outside of a Blackout Period ; (c) if the Participant’s Equity Shares are held in an RRSP Account, then to the extent permitted by law, all of the Equity Shares be transferred to another RRSP in the Participant’s name or that all or a portion of the Equity Shares be withdrawn from the RRSP and distributed to such Participant (with any such withdrawal being reported by the RRSP Trustee as a distribution from the RRSP for purposes of the Tax Act) ; and/or (d) if the Participant’s Equity Shares are held in a TFSA Account, then to the extent permitted by law, all of the Equity Shares be transferred to another TFSA in the Participant’s name, or that all or a portion of the Equity Shares be withdrawn from the TFSA and distributed to such Participant (with any such withdrawal being

15 reported by the TFSA Trustee as a distribution from the TFSA for purposes of the Tax Act). 2. If, at the end of any Calendar Year, a Participant has not contributed to his or her Personal Account, RRSP Account or TFSA Account, if applicable, during such Calendar Year, the Corporation (or an approved Affiliate, as the case may be) may elect to give written notice requiring that Participant to terminate his or her participation in the Plan and withdraw, subject to Error! Reference source not found . , all of his or her Personal Account, RRSP Account and TFSA Account, if applicable, in the manner set forth in Section 11 . 1 in cash or Equity Shares . If no election under Section 11 . 1 is made by the Participant within a period of 90 days after notice from the Corporation or an approved Affiliate, the Participant shall be deemed to have elected to : (a) request that the Equity Shares in his or her Personal Account be sold and the net proceeds distributed to the Participant or an external account in his or her name ; (b) if the Participant’s Equity Shares are held in an RRSP Account, have all of his or her Equity Shares be sold and the net proceeds (less applicable withholding taxes) be distributed to the Participant or his or her estate, as applicable ; and (c) if the Participant’s Equity Shares are held in a TFSA Account, have all of his or her Equity Shares be sold and the net proceeds be distributed to the Participant (less applicable withholding taxes) or his or her estate, as applicable . 3. After receiving any such notice as contemplated within this Article 11 , the Administrative Agent shall make the necessary arrangements for the sale of the Participant’s Equity Shares, or the issuance and delivery of the appropriate certificate representing the Equity Shares to such terminating Participant or other RRSP or TFSA, if applicable, as soon as practicable thereafter . The Administrative Agent will forward the net proceeds from the sale of the Equity Shares of a terminating Participant as soon as practicable following the receipt of any notice by the terminating Participant or the Corporation, as applicable . Any fractional Equity Shares credited to the Participant’s Personal Account or RRSP Account or TFSA Account, if applicable, shall be disregarded on any sale or transfer and the Participant shall be entitled to receive the cash equivalent thereof . 4. Any Participant who has terminated his or her participation in the Plan under Section 11 . 1 or is deemed to have terminated his or her participation in the Plan under Section 11 . 2 , shall not be permitted to enroll and become a Participant in the Plan or entitled to make Contributions again until a period of six calendar months has elapsed since his or her termination or deemed termination . Article 12 Prohibition of Assignment of Interest 1. All rights of participation in the Plan are personal and no assignment or transfer of any interest in the Equity Shares held by the Administrative Agent or Trustee under the Plan will be permitted or recognized, except as expressly set out elsewhere in this Plan .

16 Article 13 Taxes and Fees 1. The Participant shall be responsible for paying all income taxes and other taxes applicable to Contributions and to transactions involving the Equity Shares held by the Administrative Agent or Trustee on his or her behalf, including, without limitation, any taxes payable in respect of : (a) Contributions made by the Participant; (b) the transfer of Equity Shares to the Participant or a person designated by the Participant, including transfers to or from an RRSP Account or TFSA Account, if applicable ; (c) the sale or other disposition of Equity Shares of the Participant; and (d) dividends paid on the Equity Shares. For greater clarification, the Corporation or an approved Affiliate will be responsible for deducting the appropriate withholding taxes in respect of Contributions from Participants’ Earnings . 2. Each of the Corporation, approved Affiliate, the Administrative Agent and the Trustee is authorized to deduct from any amounts payable to, or in respect of, a Participant, any amounts which are required to be withheld on account of taxes, and all such amounts shall be remitted to the appropriate government authority in accordance with the Tax Act and other applicable federal, provincial, territorial and state legislation . None of the Corporation, approved Affiliate, the Trustee and the Administrative Agent : (a) assumes any responsibility for any income tax or other tax consequences for the Participants in the Plan ; or (b) shall provide any tax advice to any Participant . Each Participant is expected to consult his or her own professional advisors in this regard . 3. The Participant or the Participant’s designate, as applicable, will be responsible for paying any and all brokerage commissions and share sale processing fees on all Equity Share sales initiated by, or deemed to be initiated by, the Participant . Article 14 [Intentionally Deleted] Article 15 Vesting 1. All Contributions and Equity Shares acquired with the Contributions of a Participant and all other funds shall at all times be vested in such Participant or his or her RRSP or TFSA, as applicable . Article 16 Offer for Equity Shares of the Corporation 1. In the event that, at any time, an offer to purchase is made to all holders of Equity Shares, the Administrative Agent will provide a current shareholder register to the transfer agent

17 at the time of the transfer agent’s request. The transfer agent will provide notice of such offer to purchase to each applicable Participant. Article 17 Subdivision, Consolidation, Conversion or Reclassification 1. In the event that the Equity Shares are subdivided, consolidated, converted or reclassified by the Corporation, or any action of a similar nature affecting such Equity Shares is taken by the Corporation, then the Equity Shares held by the Administrative Agent or Trustee for the benefit of the Participants, and the number of Equity Shares that may be acquired pursuant to this Plan, shall be appropriately adjusted . Article 18 Amendment or Termination of the Plan 1. Subject to those instances described below where shareholder approval is required, the Board may, at any time, amend this Plan in whole or in part or terminate this Plan without shareholder approval . The Corporation may amend this Plan without approval of the Board when such amendments are of an administrative and/or housekeeping nature . However, neither the Corporation nor the Board may amend or terminate this Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Equity Shares or cash held pursuant to the Plan or any Contributions to revert to or become the property of the Corporation . In the event that the Corporation or the Board desires to amend this Plan in a manner that would require shareholder approval pursuant to any provincial, territorial, federal or state law, or regulation or rules of any stock exchange or automated quotation system on which the Equity Shares may then be listed or quoted, including to increase or decrease the number of Equity Shares that may be acquired under the Non - Code Section 423 Component as set out in Section 3 . 4 , the amendment shall be subject to the approval of the Corporation’s shareholders no later than the next meeting of shareholders immediately following such Corporation or Board action . 2. If the Plan is terminated, all funds and Equity Shares in the Participant’s Personal Account, RRSP Account and TFSA Account, if applicable, shall be transferred to the Participant or on behalf of the Participant or handled as otherwise directed by the Participant, within 90 days of the termination of the Plan . Article 19 Administration 1. The Corporation shall have full power and authority to interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Corporation may from time to time establish . Decisions of the Corporation shall be final and binding upon any approved Affiliates, Participants, and their executors and administrators . 2. Notwithstanding any other provision of this Plan, the Corporation will administer the Plan in a manner that ensures that the Equity Share limitation set forth in Section 3 . 3 of this Plan is not breached . Subject to any applicable securities or legal requirements, the Corporation may take any action it determines would be necessary or appropriate to stay within the limitations of Section 3 . 3 , and will promptly notify all applicable Participants of any

18 actions taken pursuant to this Section 19.2 that will impact the Participant’s Personal Account, RRSP Account or TFSA Account. 3. The Corporation has entered into an Administration Agreement with the Administrative Agent . A copy of the Administration Agreement is available for inspection in the Corporation’s principal executive office . 4. The Corporation may from time to time enter into such further agreements with the Trustee, the Administrative Agent or other parties as it may deem necessary or desirable to carry out this Plan . 5. The Corporation and any approved Affiliates will make a copy of the Plan available to all new Participants . 6. Records of the Trustee, the Administrative Agent and the Corporation and any approved Affiliates will be conclusive as to all matters involved in the administration of the Plan . 7. Except as set out in Sections 7 . 9 , 13 . 1 , and 13 . 3 , all costs and expenses of administering the Plan, including the Administrative Agent’s compensation, will be paid by the Corporation and/or any approved Affiliates . Article 20 Reporting 1. As soon as practicable after the end of the relevant period, the RRSP Trustee, TFSA Trustee or Administrative Agent, as applicable, will issue to each Participant with respect to RRSP and TFSA contributions, as applicable, receipts reporting the total amount of contributions to the Participant’s RRSP Account or TFSA Account, if any . 2. The Administrative Agent shall furnish to each Participant a statement of his or her Personal Account, RRSP Account and TFSA Account, if applicable . Unless written notice to the contrary is received by the Administrative Agent within 60 days after the mailing or delivery of such statement to the Participant, such statement shall be conclusively deemed to be correct and the Administrative Agent and Trustee shall be relieved of all liability for any error contained therein or disclosed thereby . Article 21 Limitation of Rights of the Participant 1. This Plan is a voluntary program on the part of both the Corporation or approved Affiliate, as the case may be, and the Participant and shall not constitute an inducement to, or condition of, the employment of any Participant . 2. Participation by an employee in the Plan shall not: (a) give any employee, whether a Participant or not, the right to be or continue to be employed by the Corporation or approved Affiliate, as the case may be; (b) interfere with the right of the Corporation (or an approved Affiliate, as the case may be) to discharge any employee, whether a Participant or not, at any time; and

19 (c) give any Participant or beneficiary or spouse of a Participant any right or claim to any benefit, except to the extent provided for in the Plan. 21 . 3 None of the Corporation, any approved Affiliates, the Trustee, nor the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Equity Shares purchased under the Plan . Neither the Corporation, any approved Affiliate, the Trustee nor the Administrative Agent shall be liable to any Participant for any change in the market price of the Equity Shares between the time an Participant authorizes the purchase or sale of the Equity Shares and the time such purchase or sale takes place . Article 22 Legal Restrictions 22 . 1 The Corporation shall not be obligated to purchase Equity Shares hereunder if counsel to the Corporation determines that such sale would violate any applicable law or regulation or the rules of any securities exchange upon which the Corporation’s Equity Shares are then listed . Further, all Equity Shares acquired pursuant to this Plan shall be subject to the Corporation’s policies concerning compliance with securities laws and regulations, including the Insider Trading Policy, as such policies may be amended from time to time . The terms and conditions of the ability to purchase Equity Shares that are granted hereunder to, and the purchase of shares by, persons subject to Section 16 of the Exchange Act, shall comply with any applicable provisions of Rule 16 b - 3 . As to such persons, the Plan shall be deemed to contain, and the Equity Shares issued to such person pursuant to this Plan, shall be subject to such additional conditions and restrictions as may be required from time to time by Rule 16 b - 3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions . Article 23 Administrative Agent 23 . 1 In the event of the resignation of the Administrative Agent, its successor shall be appointed by the Corporation . Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent . Article 24 Applicable Laws 24 . 1 The Plan shall be construed, and the rights and obligations of the parties governed by the Plan shall be determined, in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein .

20 Appendix A to TITAN MEDICAL INC. EMPLOYEE SHARE PURCHASE PLAN Article 1 Purpose 1. This Appendix A is a component part of the Titan Medical Inc . Employee Share Purchase Plan (the “Plan”) . The Plan is comprised of two components : a component that is intended to qualify as an “employee stock purchase plan” for the purposes of Section 423 of the Code (the “ Code Section 423 Component ”), and a component that is not intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “ Non - Code Section 423 Component ”) . This Appendix A sets forth the terms of the Code Section 423 Component of the Plan . The terms of the Non - Code Section 423 Component are contained in the body of the Plan document . 2. The purpose of this Code Section 423 Component is to assist Eligible Employees of Titan Medical USA Inc . (“ Titan USA ”), a wholly owned subsidiary of the Corporation, and Eligible Employees of any other Participating Subsidiary, if any, in acquiring a stock ownership interest in the Corporation, at a favorable price and upon favorable terms, through voluntary payroll deductions pursuant to a plan which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code . Article 2 Definitions 1. Capitalized terms used herein which are not otherwise defined shall have the following meanings . (a) “ Account ” means the bookkeeping account maintained by the Corporation, or by a recordkeeper on behalf of the Corporation, for a Participant pursuant to Section 7 . 1 . (b) “ Board ” means the Board of Directors of the Corporation. (c) “ Blackout Period ” means a blackout period contemplated in the Corporation’s Insider Trading Policy , which, for the sake of clarity, will include both quarterly blackout periods and other blackout periods as determined by the Corporation from time to time ; (d) “ Code ” means the U . S . Internal Revenue Code of 1986 , as amended from time to time . (e) “ Commission ” means the U.S. Securities and Exchange Commission. (f) “ Committee ” means the committee appointed by the Board to administer this Code Section 423 Component of the Plan pursuant to Article 12.

21 (g) “ Common Shares ” means the common shares, no par value, of the Corporation, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Article 17 . (h) “ Compensation ” means an Eligible Employee’s basic salary or compensation received by an Employee, including overtime pay, before payroll deductions for taxes or other applicable withholdings, but does not include any cash bonus, profit sharing, incentive pay, shift premiums, commissions, allowances or other special compensation payments . (i) “ Contributions ” means the bookkeeping amounts credited to the Account of a Participant pursuant to this Code Section 423 Component of the Plan, equal in amount to the amount of Compensation that the Participant has elected to contribute for the purchase of Common Shares under and in accordance with this Code Section 423 Component of the Plan . (j) “ Corporation ” means Titan Medical Inc., a corporation incorporated under the laws of the Province of Ontario, and its successors. (k) “ Date of Termination ” means the Eligible Employee’s last day of actual and active employment with the Corporation or any of its Subsidiaries . For greater certainty, no period of notice of termination, if any, or payment in lieu of notice that is given or ought to have been given pursuant to the Eligible Employee’s applicable employment agreement or at law that follows or is in respect of a period after the last date of actual and active employment will be considered as extending Eligible Employee’s period of employment for purposes of determining the Eligible Employee’s entitlement under this Plan . (l) “ Effective Date ” means the date on which this Plan is initially approved by the shareholders of the Corporation. (m) “ Eligible Employee ” means any employee of Titan USA, or of any other Participating Subsidiary which has been designated in writing by the Committee as a “Participating Subsidiary” Notwithstanding the foregoing, “Eligible Employee” shall not include any employee : (i) who has been employed for less than Ninety (90) days; or (ii) whose customary employment is for five (5) months or less in a calendar year; or (iii) whose customary employment is for twenty (20) hours or less per week. (n) “ Exchange Act ” means the U.S. Securities Exchange Act of 1934, as amended from time to time. (o) “ Fair Market Value ” on any date means:

22 (i) if the Common Shares are listed or admitted to trade on a national securities exchange, the volume weighted average trading price of the Common Shares on the principal national securities exchange on which the Common Shares are so listed or admitted to trade for the five (5) consecutive trading days ending on such date, or, if there is no trading of the Common Shares on such date, the Fair Market Value shall be the average of the bid and ask prices in respect of such Common Shares at the close of trading on all of such trading days ; (ii) in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Code Section 423 Component of the Plan . (p) “ Grant Date ” means, with respect to an Offering Period, the first day of that Offering Period. (q) “ Individual Limit ” has the meaning given to such term in Section 4.2. (r) “ New Purchase Date ” has the meaning given to such term in Article 18. (s) “ Offering Period ” means the six (6) consecutive month period commencing on each Grant Date ; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period . (t) “ Option ” means the option to acquire Common Shares granted to a Participant pursuant to Article 8. (u) “ Option Price ” means the per share exercise price of an Option as determined in accordance with Section 8 . 2 . (v) “ Parent ” means any corporation (other than the Corporation) in an unbroken chain of corporations ending with the Corporation in which each corporation (other than the Corporation) owns stock possessing 50 % or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain . (w) “ Participant ” means an Eligible Employee who has elected to participate in this Code Section 423 Component of the Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Article 6 . (x) “ Participating Subsidiary ” means Titan USA and any other Subsidiary designated as a Participating Subsidiary pursuant to Section 19 . 3 . (y) “ Plan ” means this Titan Medical Inc . Employee Share Purchase Plan, as it may be amended and restated .

23 (z) “ Purchase Date ” means, with respect to an Offering Period, the last day of that Offering Period. (aa) “ Subscription Agreement ” means the written agreement filed by an Eligible Employee with the Corporation pursuant to Article 6 to participate in this Code Section 423 Component of the Plan . (bb) “ Subsidiary ” means any corporation (other than the Corporation) in an unbroken chain of corporations (beginning with the Corporation) in which each corporation (other than the last corporation) owns stock possessing 50 % or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain, subject to any applicable laws that may require a different interpretation in respect of matters contemplated herein . Article 3 Eligibility 1. Any person employed as an Eligible Employee as of the beginning of any given Offering Period shall be eligible to participate in such Offering Period, subject to the Eligible Employee satisfying the requirements of Section 6 , and subject to the limitations on Share Purchases in Section 8 (c) of this Code Section 423 Component of the Plan . Notwithstanding the foregoing, the Committee may in its sole discretion prior to the beginning of an Offering Period determine that citizens or residents of a foreign jurisdiction who are employed by a Participating Subsidiary shall not be Eligible Employees if, as of the first day of the Offering Period, such citizens or residents of the foreign jurisdiction are prohibited under the laws of such jurisdiction or compliance with the laws of the foreign jurisdiction would cause the Code Section 423 Component of the Plan to violate the requirements of Section 423 of the Code . Article 4 Stock Subject to This Code Section 423 Component of the Plan; Share Limitations 1. Aggregate Share Limit . Subject to the provisions of Article 17 , the capital stock that may be delivered under this Code Section 423 Component of the Plan will be the authorized but unissued Common Shares or Common Shares acquired by the Committee or its delegate through the facilities of a national securities exchange . The maximum number of Common Shares that may be delivered pursuant to Options granted under this Code Section 423 Component of the Plan is 5 , 000 , 000 Common Shares, subject to adjustments pursuant to Article 17 . 2. Individual Share Limit . The maximum number of Common Shares that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 25 , 000 , subject to adjustments pursuant to Article 17 (the “ Individual Limit ”) . The Committee may amend the Individual Limit as it applies to any particular Offering Period, effective no earlier than the first day of such Offering Period without shareholder approval . 3. Shares Not Actually Delivered . Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Code Section 423 Component of the Plan shall again,

24 except to the extent prohibited by law, be available for subsequent Options under this Code Section 423 Component of the Plan. Article 5 Offering Periods 1. During the term of this Code Section 423 Component of the Plan, the Corporation will grant Options to purchase Common Shares in each Offering Period to all Participants in that Offering Period . The Grant Date and Purchase Date of the initial Offering Period after the Effective Date will be established by the Committee in advance of the Offering Period . Unless otherwise specified in advance by the Committee, each Offering Period thereafter will be of approximately six (6) months duration, with the first such Offering Period commencing immediately after the Purchase Date of the initial Offering Period . Each Option shall become effective on the Grant Date of the Offering Period with respect to which the Option is granted . The term of each Option shall be the duration of the related Offering Period and shall end on the Purchase Date of that Offering Period . Offering Periods shall continue until this Code Section 423 Component of the Plan is terminated in accordance with Article 18 , or, if earlier, until no Common Shares remain available Article 6 Participation 1. Enrollment . An Eligible Employee may become a Participant in this Code Section 423 Component of the Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate) . To become effective, a Subscription Agreement must be signed by the Eligible Employee and be filed with the Corporation at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee’s Compensation to be credited to the Participant’s Account as Contributions each pay period . 2. Contribution Limits . Notwithstanding the foregoing, a Participant may not elect to contribute less than one percent ( 1% ) nor more than ten percent ( 10% ) (or such other limit as the Committee may establish prior to the start of the applicable Offering Period) of his or her Compensation during any one pay period as Plan Contributions . The Committee also may prescribe other limits, rules or procedures for Contributions . 3. Content and Duration of Subscription Agreements . Subscription Agreements shall contain the Eligible Employee’s authorization and consent to the Corporation’s or Titan USA’s or other Participating Subsidiary’s withholding from his or her Compensation the amount of his or her Contributions . An Eligible Employee’s Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (1) the Eligible Employee’s participation terminates pursuant to the terms hereof, (2) the Eligible Employee files a new Subscription Agreement that becomes effective, or (3) the Committee requires that a new Subscription Agreement be executed and filed with the Corporation .

25 Article 7 Method of Payment of Contributions 1. Participation Accounts . The Corporation shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant . The percentage of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant’s Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant’s Account as soon as administratively practicable after such date . A Participant may not make any additional payments to his or her Account . A Participant’s Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof . 2. Payroll Deductions . Subject to such other rules as the Committee may adopt, payroll deductions with respect to an Offering Period shall commence on the first pay day which coincides with or immediately follows the applicable Grant Date and shall end on the last pay day which coincides with or immediately precedes the applicable Purchase Date, unless sooner terminated by the Participant as provided in Section 7 . 4 or until his or her participation terminates pursuant to Article 11 . 3. Changes in Contribution Elections for Next Offering Period . A Participant may discontinue, increase, or decrease the level of his or her Contributions (within the Code Section 423 Component Plan limits) by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election . Subject to any other timing requirements that the Committee may impose, an election pursuant to this Section 7 . 3 shall be effective with the first Offering Period that commences after the Corporation’s receipt of such election . A Participant , on one occasion only during an Offering Period, elect to decrease (but not increase) the level of his or her Contributions (subject to Section 6 . 2 ), by filing a new Subscription Agreement with the Corporation indicating such election, which election shall be effective as soon as administratively practicable following its receipt by the Corporation . Except as contemplated by the foregoing proviso and Section 7 . 4 and 7 . 5 , changes in Contribution levels may not take effect during an Offering Period . Other modifications or suspensions of Subscription Agreements are not permitted . 4. Withdrawal During an Offering Period . A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Article 11 by completing and filing with the Corporation, in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form which shall be signed by the Participant . Such termination shall be effective as soon as administratively practicable after its receipt by the Corporation . A withdrawal election pursuant to this Section 7 . 4 shall only be effective for a particular Offering Period, however, if it is received by the Corporation prior to the Purchase Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the applicable Purchase Date) . Partial withdrawals of Accounts are not permitted .

26 7 . 5 Discontinuance of Contributions During an Offering Period . A Participant may discontinue his or her Contributions at any time during an Offering Period by completing and filing with the Corporation, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election . If a Participant elects to discontinue his or her Contributions pursuant to this Section 7 . 5 , the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Article 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7 . 4 , in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11 . 1 . Article 8 Grant of Option 1. Grant Date ; Number of Shares . On each Grant Date, each Eligible Employee who is a Participant during that Offering Period shall be granted an Option to purchase a number of Common Shares . The Option shall be exercised on the Purchase Date for that Offering Period . The number of Common Shares to be purchased upon exercise of the Option on the Purchase Date shall be determined by dividing the Participant’s Account balance as of that Purchase Date by the Option Price, subject to the limits of Section 8 . 4 . 2. Option Price . The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of : (i) 85 % of the Fair Market Value of a Share on the Grant Date of the Offering Period ; or (ii) 85 % of the Fair Market Value of a Share on the Purchase Date of that Offering Period ; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15% ) to either (1) the Fair Market Value of Common Shares on the Grant Date of the Offering Period, or (2) the Fair Market Value of Common Shares on the Purchase Date of that Offering Period, or (3) the lesser of the Fair Market Value of Common Shares on the Grant Date of the Offering Period or the Fair Market Value of Common Shares on the Purchase Date of that Offering Period . 3. Limits on Share Purchases . Notwithstanding anything else contained herein, the maximum number of shares subject to an Option for an Offering Period shall be subject to the Individual Limit in effect on the Grant Date of that Offering Period (subject to adjustment pursuant to Article 17 and any person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Code Section 423 Component of the Plan to the extent : (a) it would, if exercised, cause the person to own stock (within the meaning of Section 423 (b)(3) of the Code) possessing 5 % or more of the total combined voting power or value of all classes of stock of the Corporation, or of any Parent, or of any Subsidiary ; or (b) such Option causes such individual to have rights to purchase stock under this Code Section 423 Component of the Plan and any other plan of the Corporation, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which

27 accrue at a rate which exceeds US $ 25 , 000 of the fair market value of the stock of the Corporation, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time . 8 . 4 For purposes of the foregoing, a right to purchase stock accrues when it first become exercisable during the calendar year . In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5 % limit set forth above, the rules of Section 424 (d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee . Article 9 Exercise of Option 1. Purchase of Shares . Unless a Participant withdraws pursuant to Section 7 . 4 or the Participant’s participation is terminated as provided in Article 11 , his or her Option for the purchase of shares shall be exercised automatically on the Purchase Date for that Offering Period, without any further action on the Participant’s part, and the maximum number of whole Common Shares subject to such Option (subject to the limits of Section 8 . 3 ) shall be purchased at the Option Price with the balance of such Participant’s Account . 2. Account Balance Remaining After Purchase . If any amount which is not sufficient to purchase a whole share remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date : (1) such amount shall be credited to such Participant’s Account for the next Offering Period, if he or she is then a Participant ; or (2) if such Participant is not a Participant in the next Offering Period, or if the Committee so elects, such amount shall be refunded to such Participant as soon as administratively practicable after such date . If the share limit of Section 4 . 1 is reached, any amount that remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date . If any amount which exceeds the limits of Section 8 . 3 remains in a Participant’s Account after the exercise of his or her Option on the Purchase Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date . The Participant’s Account shall be reduced on a dollar - for - dollar basis by any amount used to purchase shares hereunder or any amount refunded to the Participant . Article 10 Delivery of Shares 1. As soon as administratively practicable after the Purchase Date, the Corporation shall, in its discretion, either deliver to each Participant a certificate representing the Common Shares purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant . In the event the Corporation is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such

28 shares, the Corporation will seek to obtain such authority . If the Corporation is unable to obtain from any such commission or agency authority which counsel for the Corporation deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Corporation cannot issue or deliver Common Shares and satisfy Article 21 , the Corporation shall be relieved from liability to any Participant except that the Corporation shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares . Article 11 Termination of Employment; Change in Eligible Status 1. General . Except as provided in Section 11 . 2 below and subject to applicable law, if a Participant ceases to be an Eligible Employee for any reason (including, without limitation, due to the Participant’s death, disability, resignation or retirement, or due to a layoff or other termination of employment with or without cause), or if the Participant elects to withdraw from the Code Section 423 Component of the Plan pursuant to Section 7 . 4 , at any time prior to the last day of an Offering Period in which he or she participates, such Participant’s Account shall be paid to him or her (or, in the event of the Participant’s death, to the person or persons entitled thereto under Article 13 ) in cash, and such Participant’s Option and participation in the Code Section 423 Component of the Plan shall automatically terminate as of the Date of Termination, or date of withdrawal, as applicable . 2. Change in Eligible Status ; Leave of Absence . Subject to applicable law, if a Participant (1) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Corporation or a Subsidiary through the Purchase Date for that Offering Period (for example, and without limitation, due to a change in the Participant’s employer from a Participating Subsidiary to a non - Participating Subsidiary, if the Participant’s employer ceases to maintain the Code Section 423 Component of the Plan as a Participating Subsidiary but otherwise continues as a Subsidiary, or if the Participant’s customary level of employment no longer satisfies the requirements set forth in the definition of Eligible Employee), or (2) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Corporation or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1 . 421 - 1 (h)(2) and the Participant is an employee of the Corporation or a Subsidiary or on such leave as of the applicable Purchase Date, such Participant’s Contributions shall cease (subject to Section 7 . 4 ), and the Contributions previously credited to the Participant’s Account for that Offering Period shall be used to exercise the Participant’s Option as of the applicable Purchase Date in accordance with Article 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7 . 4 , in which case such Participant’s Account shall be paid to him or her in cash in accordance with Section 11 . 1 ) . 3. Re - Enrollment . A Participant’s termination of participation in this Code Section 423 Component of the Plan precludes the Participant from again participating in this Code Section 423 Component of the Plan during that Offering Period . However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met . A Participant’s termination from plan participation shall be deemed to be

29 a revocation of that Participant’s Subscription Agreement and such Participant must file a new Subscription Agreement to resume participation in this Code Section 423 Component of the Plan in any succeeding Offering Period . 11 . 4 Change in Subsidiary Status . For purposes of this Code Section 423 Component of the Plan, if a Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Code Section 423 Component of the Plan (and the Date of Termination for such person shall be the date that Subsidiary ceases to be a Subsidiary), unless the person continues as an employee of another Participating Subsidiary . Article 12 Administration 1. The Committee . The Board shall appoint the Committee comprised of members of the Board . The Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise . The Board may also, at any time, assume the administration of all or a part of this Code Section 423 Component of the Plan (including when actions hereunder may only be taken by the Board under applicable laws), in which case references (or relevant references in the event the Board assumes the administration of only certain aspects of this Plan) to the “Committee” shall be deemed to be references to the Board . Action of the Committee with respect to this Code Section 423 Component of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members, and shall be in the manner and on the terms authorized by the Board . No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan . 2. Powers and Duties of the Committee . Subject to the express provisions of this Plan, the Committee shall supervise and administer this Plan in the manner and on the terms authorized by the Board and all applicable laws . Subject to the instructions of the Board, the Committee shall have the full authority and discretion : (1) to construe and interpret this Plan and any agreements defining the rights and obligations of the Corporation, any Subsidiary, and Participants under this Plan ; (2) to further define the terms used in this Plan ; (3) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan (including, without limitation, deadlines for making elections or for providing any notices contemplated by this Plan, which deadlines may be more restrictive than any deadlines otherwise contemplated by this Plan) ; and (4) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan or the effectuation of its purposes . 3. Decisions of the Committee are Binding . Any action taken by, or inaction of, the Corporation, any Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons .

30 4. Indemnification . Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Corporation in respect of any claim, loss, damage or expense (including, without limitation, attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time . 5. Reliance on Experts . In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including professional advisors to the Corporation . To the fullest extent permitted by law, no director, officer or agent of the Corporation or any Participating Subsidiary shall be liable for any such action or determination taken or made or omitted in good faith . 6. Delegation . The Committee may delegate ministerial, non - discretionary functions to individuals who are officers or employees of the Corporation or a Subsidiary . Article 13 Designation of Beneficiary 1. If the Committee permits beneficiary designations with respect to this Plan, then each Participant may file, on a form and in a manner prescribed by the Committee (or its delegate), a written designation of a beneficiary who is to receive any shares or cash from or with respect to such Participant’s Account under this Plan in the event of such Participant’s death . If a Participant is married and the designated beneficiary is not solely his or her spouse, spousal consent shall be required for such designation to be effective unless it is established (to the satisfaction of the Committee or its delegate) that there is no spouse or that the spouse cannot be located . The Committee may rely on the last designation of a beneficiary filed by a Participant in accordance with this Plan . Beneficiary designations may be changed by the Participant (and his or her spouse, if required) at any time on forms provided and in the manner prescribed by the Committee (or its delegate) . 2. If a Participant dies with no validly designated beneficiary under this Plan who is living at the time of such Participant’s death (or in the event the Committee does not permit beneficiary designations under this Plan), the Corporation shall deliver all shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed, the Corporation, in its discretion and to the extent permitted by applicable law, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Corporation, then to such other person as the Corporation may designate . 3. If a Participant’s death occurs before the end of an Offering Period or subsequent to the end of an Offering Period but prior to the delivery to him or her or for his or her benefit of any shares deliverable under the terms of this Plan, and the Corporation has notice of the Participant’s death, then any shares purchased for that Offering Period and any remaining balance of such Participant’s Account shall be paid to such beneficiary (or such other

31 person entitled to such payment pursuant to this Article 13 ) . If the Committee permits beneficiary designations with respect to this Plan, any such designation shall have no effect with respect to shares purchased and actually delivered (or credited, as the case may be) to or for the benefit of the Participant . Article 14 Transferability 14 . 1 Neither Contributions credited to a Participant’s Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Article 13 ) by the Participant . Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan . Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant’s death, the Participant’s beneficiary pursuant to Article 13 or to the administrator, executor or liquidator of the Participant’s estate . Article 15 Use of Funds; Interest 15 . 1 All Contributions received or held by the Corporation under this Plan will be included in the general assets of the Corporation and may be used for any corporate purpose . Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise) . Amounts payable under this Plan shall be payable in Common Shares or from the general assets of the Corporation and, except for any shares that may be reserved on the books of the Corporation for issuance with respect to this Plan, no special or separate reserve, fund or deposit shall be made to assure payment of amounts that may be due with respect to this Plan . Article 16 Reports 16 . 1 Statements shall be provided (either electronically or in written form, as the Committee may provide from time to time) to Participants as soon as administratively practicable following each Purchase Date . Each Participant’s statement shall set forth, as of such Purchase Date, that Participant’s Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any . Article 17 Adjustments of and Changes in the Stock 17 . 1 Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split ; any recapitalization, merger, amalgamation, combination, consolidation, conversion or other reorganization ; any spin - off, split - up, or any similar extraordinary dividend distribution in respect of the Common Shares (whether in the form of securities or property) ; any exchange of Common Shares or other securities of the Corporation, or any similar, unusual or extraordinary

32 corporate transaction in respect of the Common Shares ; or a sale of substantially all the assets of the Corporation as an entirety occurs ; then the Committee shall equitably and proportionately adjust (1) the number and type of shares or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (3) the Option Price of any or all outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then - outstanding Options . 2. Upon the occurrence of any event described in the preceding paragraph, or any other event in which the Corporation does not survive (or does not survive as a public company in respect of its Common Shares) ; then the Committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding Options for cash, securities or property to be delivered to the holders of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Shares upon or in respect of such event . 3. The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option . 4. In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to shareholders generally . Article 18 Possible Early Termination of Plan and Options 1. Upon a dissolution or liquidation of the Corporation, or any other event described in Article 17 that the Corporation does not survive or does not survive as a publicly - traded company in respect of its Common Shares, as the case may be, and the Committee does not make provision for a cash payment or for the substitution or exchange of outstanding Options in accordance with Article 17 , then any Offering Period then in progress shall be shortened and a new Purchase Date shall be established by the Committee (the “ New Purchase Date ”), as of which date the Plan and any Offering Period then in progress will terminate . The New Purchase Date shall be on or before the date of the consummation of the transaction and the Committee shall notify each Participant in writing at least ten (10) days prior to the New Purchase Date that the Purchase Date for his or her outstanding Option has been changed to the New Purchase Date and that his or her Option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period in accordance with Section 7 . 4 . The Option Price on the New Purchase Date shall be determined as provided in Section 8 . 2 , and, if applicable, the New Purchase Date shall be treated as the “Purchase Date” for purposes of determining such Option Price .

33 Article 19 Term of Plan; Amendment or Termination 1. Effective Date ; Termination . Subject to Section 19 . 2 , this Plan shall become effective as of the Effective Date . No new Offering Periods shall commence on or after the tenth ( 10 th) anniversary of the Effective Date, and this Plan shall terminate as of the Purchase Date on or immediately following such date unless sooner terminated pursuant to Article 18 or this Article 19 . In the event that during a particular Offering Period all of the Common Shares made available under this Plan are subscribed prior to the expiration of this Plan, this Plan and all outstanding Options hereunder shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro - rata basis determined with respect to Participants’ Account balances . 2. Board Amendment Authority . The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part and without notice . Shareholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan . No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan . No amendment, modification, or termination pursuant to this Section 19 . 2 shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Corporation under any Option granted under this Plan prior to the effective date of such change . Changes contemplated by Article 17 or Article 18 shall not be deemed to constitute changes or amendments requiring Participant consent . 3. Certain Additional Committee Authority . Notwithstanding the amendment provisions of Section 19 . 2 and without limiting the Board’s authority thereunder and without limiting the Committee’s authority pursuant to any other provision of this Plan, the Committee shall have the right (1) to designate from time to time the Participating Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Participating Subsidiary that may first become such after the date shareholders first approve this Plan), and (2) to change the service and other qualification requirements set forth under the definition of Eligible Employee in Article 2 (subject to the requirements of Section 423 (b) of the Code and applicable rules and regulations thereunder) . Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change . Any such change shall not require shareholder approval . Article 20 Notices 1. All notices or other communications by a Participant to the Corporation contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose .

34 Article 21 Conditions Upon Issuance of Shares 1. This Plan, the granting of Options under this Plan and the offer, issuance and delivery of Common Shares are subject to compliance with all applicable federal, provincial and state laws, rules and regulations (including but not limited to provincial, state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Corporation, be necessary or advisable in connection therewith . The issuance of Common Shares shall only be permitted if registered under the United States Securities Act of 1933 , as amended, and applicable state securities laws or if exempt from such registration requirements . The person acquiring any securities under this Plan will, if requested by the Corporation and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Corporation as the Committee may deem necessary or desirable to assure compliance with all applicable legal requirements (including, if applicable, insider reporting requirements) . Article 22 Plan Construction 1. Section 16 . It is the intent of the Corporation that transactions involving Options under this Plan (other than “Discretionary Transactions” as that term is defined in Rule 16 b - 3 (b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16 b - 3 (c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible . Notwithstanding the foregoing, the Corporation shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan . 2. Section 423 . This Code Section 423 Component of the Plan and Options are intended to qualify under Section 423 of the Code . Accordingly, all Participants are to have the same rights and privileges (within the meaning of Section 423 (b) (5) of the Code and except as not required thereunder to qualify this Plan under Section 423 ) under this Plan, subject to differences in Compensation among Participants and subject to the Contribution and share limits of this Plan . 3. Interpretation . If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict . If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Corporation and is consistent with the purposes of this Article 23 Employees’ Rights 1. No Employment Rights . Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Corporation or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee’s status as an employee at will, nor shall interfere in any way with the right of

35 the Corporation or any Subsidiary to change such person’s compensation or other benefits or to terminate his or her employment or other service, with or without cause . Nothing contained in this Section 23 . 1 , however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement . 2. No Rights to Assets of the Company . No Participant or other person will have any right, title or interest in any fund or in any specific asset (including Common Shares) of the Corporation or any Subsidiary by reason of any Option hereunder . Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Corporation or any Subsidiary and any Participant, Beneficiary or other person . To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Corporation . 3. No Shareholders Rights . A Participant will not be entitled to any privilege of stock ownership as to any Common Shares not actually delivered to and held of record by the Participant . No adjustment will be made for dividends or other rights as a shareholder for which a record date is prior to such date of delivery . Article 24 Miscellaneous 1. Blackout Periods . Notwithstanding any other provisions of this Plan, if a Blackout Period is in effect, an Eligible Employee subject to the Blackout Period (a) may not enroll in an Offering until after the end of the Blackout Period, and (b) may not voluntarily discontinue his or her participation in the Plan until after the end of the Blackout Period . 2. Governing Law . This Plan, the Options, Subscription Agreements and other documents related to this Plan shall be governed by, and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto without recourse to their conflict of laws rules . 3. Severability . If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect . 4. Captions and Headings . Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference . Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof . 5. No Effect on Other Plans or Corporate Authority . The adoption of this Plan shall not affect any other Corporation or Subsidiary compensation or incentive plans in effect . Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (1) to establish any other forms of incentives or compensation for employees of the Corporation or any Subsidiary (with or without reference to the Common Shares), or (2) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in

36 connection with any proper corporate purpose ; to the extent consistent with any other plan or authority . Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant’s compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Corporation or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides or Article 25 Tax Withholding 1. Notwithstanding anything else contained in this Plan herein to the contrary, Titan USA or any Participating Subsidiary may deduct from a Participant’s Account balance as of a Purchase Date, before the exercise of the Participant’s Option is given effect on such date, the amount of taxes (if any) which the Titan USA or any Participating Subsidiary reasonably determines it may be required to withhold with respect to such exercise . In such event, the maximum number of whole shares subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant’s Account (after reduction for the tax withholding amount) . 2. Should Titan USA or any Participating subsidiary for any reason be unable, or elect not to, satisfy its or any Subsidiary’s tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant’s exercise of an Option, or should Titan USA or any Participating Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code, Titan USA or other Participating Subsidiary, as the case may be, shall have the right at its option to (1) require the Participant to pay or provide for payment of the amount of any taxes which Titan USA or the Participating Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (2) deduct from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Titan USA or the Participating Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event . Article 26 Notice of Sale 1. Any person who has acquired shares under this Plan shall give prompt written notice to the Corporation of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two - year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve - month period after the Purchase Date of the Offering Period with respect to which such shares were acquired.

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